MillerKnoll

2023

Annual Report

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended June 3, 2023

or

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from _____ to _____

Commission file number: 001-15141

MillerKnoll, Inc.

(Exact name of registrant as specified in its charter)

Michigan	**38-0837640**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

855 East Main Avenue, Zeeland, MI 49464
(Address of principal executive offices and zip code)
(616) 654-3000
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, par value $0.20 per share	MLKN	Nasdaq Global Select Market

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.   Yes ☒   No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.   Yes ☐   No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.   Yes ☒   No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).   Yes ☒   No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☒	Accelerated filer ☐	Non-accelerated filer ☐	Smaller reporting company ☐	Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to § 240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act).   Yes ☐   No ☒

The aggregate market value of the voting stock held by "nonaffiliates" of the registrant (for this purpose only, the affiliates of the registrant have been assumed to be the executive officers and directors of the registrant and their associates) as of December 3, 2022, was $1.5 billion (based on $20.27 per share which was the closing sale price as reported by Nasdaq). As of July 17, 2023, the registrant had 75,701,287 shares of common stock outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Certain portions of the Registrant's Proxy Statement for the 2023 Annual Meeting of Shareholders are incorporated by reference into Part III of this report.

MillerKnoll, Inc.
Annual Report on Form 10-K
Table of Contents

PART I

Item 1 Business

General Development of Business

MillerKnoll is a collective of dynamic brands that comes together to design the world we live in. From the spaces we make that help us live and work better, to how we manufacture our products, to the ways we solve challenges facing our customers and global community, design is our tool for creating positive impact. Our optimism leads us as we redefine modern for the 21st century, shaping a future that's more sustainable, caring, and beautiful for all people and our planet.

The Company researches, designs, manufactures and distributes interior furnishings for use in various environments including residential, office, healthcare and educational settings, and provides related services that support organizations and individuals all over the world. The Company's products are sold primarily through the following channels: independent contract furniture dealers, direct customer sales, owned and independent retailers, direct-mail catalogs, and the Company's eCommerce platforms.

In July 2021, the Company finalized the acquisition of Knoll, Inc. ("Knoll") in a cash and stock transaction valued at approximately $1.8 billion.

Powering the world's most dynamic design brands, MillerKnoll includes Herman Miller® and Knoll®, as well as Colebrook Bosson Saunders®, DatesWeiser®, Design Within Reach®, Edelman® Leather, Geiger®, HAY®, Holly Hunt®, KnollTextiles®, Maars® Living Walls, Maharam®, Muuto®, NaughtOne®, and Spinneybeck®|FilzFelt®. All of these companies are considered controlled subsidiaries, except for Maars of which the Company owns 48.2% of as of June 3, 2023. MillerKnoll's corporate offices are located at 855 East Main Avenue, PO Box 302, Zeeland, Michigan, 49464-0302 and its telephone number is 616 654 3000. Unless otherwise noted or indicated by the context, all references to "MillerKnoll," "we," "our," "Company" and similar references are to MillerKnoll, Inc. and its controlled subsidiaries. Further information relating to principles of consolidation is provided in Note 1 to the Consolidated Financial Statements included in Item 8 of this report.



Segments

The Company has three reportable segments: Americas Contract ("Americas"), International Contract & Specialty ("International & Specialty"), and Global Retail ("Retail"). The Company also reports a corporate category consisting primarily of unallocated corporate expenses. For a more detailed description of the Company's segments, refer to Item 7 of this report.

Financial information relating to segments is provided in Note 14 to the Consolidated Financial Statements included in Item 8 of this report.

Description of Business

MillerKnoll is a global leader of design. Our brands have led conversations on design for over 100 years, and we continue to drive our industry forward with visionary thinking and a purposeful approach. The Company's principal business consists of the research, design, manufacture, selling and distribution of seating products, furniture systems, other freestanding furniture elements, textiles, leather, felt, home furnishings and related services.

The Company's ingenuity and design excellence create award-winning products and services, which have made the Company a leader in the design and development of furniture, furniture systems, textiles, leather, felt and related technology and acoustical solutions. This leadership is exemplified by the innovative concepts introduced by the Company in its broad array of product offerings.

The Company's furniture systems, seating, freestanding furniture, storage, casegoods, textile products, leather, felt, acoustic products and related services are used in (1) institutional environments including offices and related conference, lobby, and lounge areas and general public areas including transportation terminals; (2) health/science environments including hospitals, clinics and other healthcare facilities; (3) industrial and educational settings; and (4) residential and other environments.

The Company's products are marketed worldwide by its own sales staff, independent dealers and retailers, via its eCommerce websites, and through its owned Herman Miller, Design Within Reach ("DWR"), HAY, Knoll, and Muuto retail stores and studios. Salespeople work with dealers, the architecture and design community, and directly with end-users. Independent dealerships concentrate on the sale of MillerKnoll products and some complementary product lines of other manufacturers. It is estimated that approximately 56.2% of the Company's sales in the fiscal year ended June 3, 2023, were made to or through independent dealers. The remaining sales were made directly to end-users, including federal, state and local governments and several business organizations by the Company's own sales staff, retail channels, or independent retailers.

The Company is a recognized leader within its industry for the use, development, and integration of customer-centered technologies that enhance the reliability, speed, and efficiency of our customers' operations. This includes proprietary sales tools, interior design and product specification software, order entry and manufacturing scheduling and production systems, and direct connectivity to the Company's suppliers.

Raw Materials

The Company's manufacturing materials are available from a significant number of sources within North America, South America, Europe and Asia. The costs of certain direct materials used in the Company's manufacturing and assembly operations are sensitive to shifts in commodity market prices. In particular, the costs of steel, plastic, aluminum components and particleboard are sensitive to the market prices of commodities such as raw steel, aluminum, crude oil, lumber and resins. Increases in the market prices for these commodities can have an adverse impact on the Company's profitability. Further information regarding the impact of direct material costs on the Company's financial results is provided in Management's Discussion and Analysis in Item 7 of this report, "Management's Discussion and Analysis of Financial Condition and Results of Operations''.

Patents and Trademarks

The Company believes its intellectual property rights are an important component supporting the long-term success of its brands and its competitive position, and it strategically applies for, registers, and maintains its intellectual property rights in the United States and a number of foreign countries where such protection is available. These rights include patent, trademark, copyright and trade secrets, among other proprietary rights. The Company also maintains a robust intellectual property enforcement program to protect its intellectual property rights against third party infringements.

The Company and its subsidiaries hold many active utility and design patents in the United States as well as in a number of foreign countries. The Company has also registered various trademarks, including the name and stylized "Herman Miller" trademark, the "Herman Miller Circled Symbolic M" trademark, and the name and stylized "Knoll" trademark in the United States and many foreign countries, which it considers to be among its most valuable intellectual property rights.

The Company considers the following trademarks and any associated stylized depictions of the word marks to be among its most important trademarks for distinguishing the Company, its subsidiaries and its goods from those of others: MillerKnoll™, Herman Miller®, Herman Miller Circled Symbolic M®, Knoll®, Maharam®, Geiger®, Design Within Reach®, DWR®, HAY®, NaughtOne®, Nemschoff®, Aeron®, Mirra®, Embody®, Setu®, Sayl®, Cosm®, Caper®, Eames®, Knoll®, KnollExtra®, Knoll Luxe®, KnollStudio®, KnollTextiles®, Edelman® Leather, Spinneybeck® Leather, Generation by Knoll®, Regeneration by Knoll®, MultiGeneration by Knoll®, Remix®, Holly Hunt®, Vladimir Kagan®, Muuto®, Barcelona®, and Womb®, as well as trademark registrations for trade dress and common law rights in trade dress for some of the Company's significant product designs.

Working Capital Practices

Information concerning the Company's working capital levels relative to its sales volume can be found under Item 7 of this report, "Management's Discussion and Analysis of Financial Condition and Results of Operations." Beyond this discussion, the Company does not believe that it or the industry in general has any special practices or special conditions affecting working capital items that are significant for understanding the Company's business.

Customer Base

The Company approximates that no single dealer accounted for more than 4% of the Company's net sales in the fiscal year ended June 3, 2023. The Company estimates that the largest single end-user customer accounted for $174.9 million, $114.4 million and $113.0 million of the Company's net sales in fiscal 2023, 2022, and 2021, respectively. This represents approximately 4% of the Company's net sales in fiscal 2023, 3% in fiscal 2022, and 5% in fiscal 2021. The Company's ten largest customers in the aggregate accounted for approximately 14% of net sales in fiscal 2023, 11% in fiscal 2022, and 17% in fiscal 2021.

Backlog of Unfilled Orders

As of June 3, 2023, the Company's backlog of unfilled orders was $698.0 million. At May 28, 2022, the Company's backlog totaled $932.5 million. It is expected that substantially all of the orders forming the backlog at June 3, 2023 will be filled during the next fiscal year. Many orders received by the Company are reflected in the backlog for only a short period while other orders request extended delivery dates and are carried in the backlog for up to one year. Accordingly, the backlog at any particular time does not necessarily indicate the level of net sales for a particular succeeding period.

Government Contracts

Other than standard provisions contained in contracts with the United States Government, the Company does not believe that any significant portion of its business is subject to material renegotiation of profits or termination of contracts or subcontracts at the election of government entities. The Company sells to the U.S. Government both through General Services Administration ("GSA") Multiple Award Schedule Contracts and through competitive bids. The GSA Multiple Award Schedule Contract pricing is principally based upon the Company's commercial price list in effect when the contract is initiated, rather than being determined on a cost-plus-basis. The Company is required to receive GSA approval to apply list price increases during the term of the Multiple Award Schedule Contract period.

Competition

All aspects of the Company's business are highly competitive. From a furniture perspective, the Company competes largely on design, product and service quality, speed of delivery and product pricing. Although the Company is one of the largest furniture manufacturers in the world, it competes with manufacturers that have significant resources and sales as well as many smaller companies. The Company's most significant competitors are Haworth, HNI Corporation, and Steelcase Inc.

The Company also competes in the home furnishings industry, primarily against national, regional and independent home furnishings retailers who market high-craft furniture to end-user customers and the interior design community. These competitors include companies such as Crate & Barrel Holdings, Inc., Hive Modern, Restoration Hardware, Room & Board, Inc., Wayfair Inc., and Williams-Sonoma, Inc. Similar to its furniture product offerings, the Company competes primarily on design, product and service quality, speed of delivery and product pricing in this market.

Research, Design and Development

The Company believes it draws great competitive strength from its research, design and development programs. Through research, the Company seeks to understand, define and clarify customer needs and problems. The Company designs innovative products and services that address customer needs and solve their problems. The Company uses both internal and independent research and design resources. Exclusive of royalty payments, the Company spent approximately $67.6 million, $71.1 million and $50.8 million on design and research activities in fiscal 2023, 2022 and 2021, respectively. Generally, royalties are paid to designers of the Company's products as the products are sold and are included in the Design and research line item within the Consolidated Statements of Comprehensive Income.

Environmental Matters

The Company believes that a business must stand for more than just its products and services and the Company's people around the globe share a commitment to using business as a force for good.

Increased focus by U.S. and overseas governmental authorities on environmental matters is likely to lead to new governmental initiatives, particularly in the area of climate change. While we cannot predict the precise nature of these initiatives, we expect that they may impact our business both directly and indirectly. Although the impact would likely vary by world region and/or market, we believe that adoption of new regulations and execution of the Company's sustainability strategy will increase costs for the Company. Also, there is a possibility that governmental initiatives, or actual or perceived effects of changes in weather patterns, climate, or water resources could have a direct impact on the operations of the Company in ways which we cannot predict at this time.

The Company monitors developments related to environmental matters and plans to respond to governmental initiatives in a timely and appropriate manner. The Company's commitment to the planet is embedded in its corporate strategy and will continue to develop as the Company works to meet sustainability goals by 2030. The Company is focused on operating its global footprint with minimal impact on the environment and designing products with materials and processes that are safe for both people and the planet.

Human Resources

The Company considers its employees to be another of its major competitive strengths. The Company stresses individual employee participation and incentives, believing that this emphasis has helped attract and retain a competent and motivated workforce. The Company's human resources group provides employee recruitment, education and development, as well as compensation planning and counseling. There have been no work stoppages or labor disputes in the Company's history. As of June 3, 2023, approximately 4% of the Company's employees are covered by collective bargaining agreements, most of whom are employees located in the United States, the United Kingdom, Italy, and Brazil.

As of June 3, 2023, the Company had approximately 10,900 employees. In addition to its employee workforce, the Company uses temporary labor to meet fluctuating demand in its manufacturing operations.

Diversity, Equity, Inclusion, and Belonging

At MillerKnoll, we value and on a daily basis focus on being better together. We believe that our unique differences contribute to our collective success. We also respect that when we come together, we find more attributes that we share in common. We are committed to diversity, equity, inclusion and belonging ("DEIB") and creating opportunities for all people. This includes but is not limited to those who come from diverse cultural and ethnic backgrounds, from locations around the globe, various gender identities, LGBTQ+, people with differing abilities, those from military backgrounds, as well as those who have long tenure with the Company or may be reentering the workforce for a variety of reasons. We are committed to ensuring we support a culture of belonging to ensure all individuals thrive, and we focus on building diverse leadership across MillerKnoll. We believe that embracing diverse perspectives contributes to an inclusive workplace and strengthens the communities where we live and work.

We continue to build inclusivity into our everyday practices by focusing on:
- An ongoing commitment to educate ourselves and integrate cultural competency across the organization;
- Driving a sense of belonging. We want every employee to be fully seen, heard, understood and to feel connected to MillerKnoll in meaningful ways that matter to each person;
- Recruiting, developing, retaining, and promoting inclusive and diverse talent through concerted efforts that drive better results; and
- Implementing and taking action on appropriate metrics and measures to hold ourselves accountable to our commitments.

Compensation

The Company's policy is to competitively compensate all employees for their contributions and to appropriately reward and motivate employees to deliver our business goals. We do this, in part, by closely monitoring and benchmarking compensation matters and working to ensure that our programs provide our employees with the right features to provide for their families and prepare for retirement. We provide competitive health and welfare benefits and retirement savings plans (401k). Retention of our talent is exceedingly important and drives how we design our programs.

International Operations

The Company's sales in international markets are made primarily to office/institutional customers and residential retail customers. The Company conducts business in the following major international markets: Europe, the Middle East, Africa, Latin America and the Asia/Pacific region.

The Company's products currently sold in international markets are manufactured primarily by controlled subsidiaries in the United States, the United Kingdom, Italy, China, Brazil, Mexico and India. A portion of the Company's products sold internationally are also manufactured by third-party suppliers. Sales are made through wholly owned subsidiaries or branches in Canada, the United Kingdom, Italy, France, Denmark, the Netherlands, Mexico, Australia, Singapore, Japan, China (including Hong Kong), India and Brazil. The Company's products are offered in Canada, Europe, the Middle East, Africa, Latin America and the Asia/Pacific region primarily through dealer and retail channels.

Additional information with respect to operations by geographic area appears in Note 2 of the Consolidated Financial Statements included in Item 8 of this report. Fluctuating exchange rates and factors beyond the control of the Company, such as tariff and foreign economic policies, may affect future results of international operations. Refer to Item 7A, Quantitative and Qualitative Disclosures about Market Risk, for further discussion regarding the Company's foreign exchange risk.

Available Information

The Company's annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and all amendments to those reports are made available free of charge through the "Investors" section of the Company's website at www.millerknoll.com, as soon as practicable after such material is electronically filed with or furnished to the Securities and Exchange Commission (SEC). The Company's filings with the SEC are also available for the public to read via the SEC's website at www.sec.gov.

Item 1A Risk Factors

The following risk factors and other information included in this report should be carefully considered. The risks and uncertainties described below are not the only ones we face; others, either unforeseen or currently deemed not material, may also have a negative impact on our Company. If any of the following occurs, our business, operating results, cash flows, and financial condition could be materially adversely affected.

Business Related Risks

We may not be successful in implementing and managing our growth strategy.

We have established a growth strategy for the business based on a changing and evolving world. Through this strategy, we are focused on taking advantage of the changing composition of the office floor plate, the greater desire for customization from our customers, new technologies, and trends towards urbanization and working from home.

While we have confidence that our strategic plan reflects opportunities that are appropriate and achievable, and that we have anticipated and will manage the associated risks, there is the possibility that the strategy may not deliver the projected results due to inadequate execution, incorrect assumptions, sub-optimal resource allocation, or changing customer requirements.

To meet our goals, we believe we will be required to continually invest in the research, design, and development of new products and services, and there is no assurance that such investments will have commercially successful results.

Certain growth opportunities may require us to invest in acquisitions, alliances, and the startup of new business ventures. These investments, if available, may not perform according to plan and may involve the assumption of business, operational, or other risks that are new to our business.

Future efforts to expand our business may impact our ability to compete for business. It may also put the availability and/or value of our capital investments within these regions at risk. These expansion efforts expose us to operating environments with complex, changing, and in some cases, inconsistently-applied legal and regulatory requirements. Developing knowledge and understanding of these requirements poses a significant challenge, and failure to remain compliant with them could limit our ability to continue doing business in these locations.

Pursuing our strategic plan in new and adjacent markets, as well as within developing economies, will require us to find effective new channels of distribution. There is no assurance that we can identify or otherwise develop these channels of distribution.

In connection with the July 2021 acquisition of Knoll, we incurred significant additional indebtedness, which has increased our interest expense and could adversely affect us, including by decreasing our business flexibility.

The consolidated long-term debt of MillerKnoll as of June 3, 2023 was $1.37 billion. As a result of our acquisition of Knoll, we substantially increased our indebtedness, which has increased our interest expense and could have the effect, among other things, of reducing our flexibility to respond to changing business and economic conditions. We have also incurred various costs and expenses associated with such indebtedness. The amount of cash required to pay interest on our increased indebtedness levels and thus the demands on our cash resources are greater than the amount of cash flows previously required to service our indebtedness. The increased levels of indebtedness will also reduce funds available for working capital, capital expenditures, acquisitions, and other general corporate purposes and may create competitive disadvantages for MillerKnoll relative to other companies with lower debt levels. If we do not achieve the expected benefits and cost savings from the acquisition, or if the financial performance of the combined company does not meet current expectations, then our ability to service our indebtedness may be adversely impacted.

The indebtedness incurred in connection with the acquisition of Knoll contains various covenants that impose restrictions on us that may affect our ability to operate our business. These include both affirmative and negative covenants that, subject to certain significant exceptions, restrict the ability of us and certain of our subsidiaries to, among other things, incur liens on our property, incur additional indebtedness, enter into sale and lease-back transactions, make loans, advances, or other investments, make non-ordinary course asset sales, declare or pay dividends, engage in share repurchases or make other distributions with respect to equity interests, and/or merge or consolidate with any other person or sell or convey certain assets to any one person. In addition, the definitive documentation governing such indebtedness contains a financial maintenance covenant that requires us to maintain a certain leverage ratio at the end of each fiscal quarter. Our ability to comply with these provisions may be affected by events beyond our control. Failure to comply with these covenants could result in an event of default, which, if not cured or waived, could accelerate our repayment obligations under such indebtedness.

In addition, we may be required to raise substantial additional financing to fund working capital, capital expenditures, acquisitions, or other general corporate requirements. Our ability to arrange additional financing will depend on, among other factors, our financial position and performance, as well as prevailing market conditions and other factors beyond our control. There is no assurance we will be able to obtain such additional financing on terms acceptable to us or at all.

We have incurred and may continue to incur significant costs in connection with the integration of Knoll, which may be in excess of those we anticipate.

We have incurred and expect to continue to incur a number of non-recurring fees and costs associated with combining the operations of Herman Miller and Knoll and achieving desired synergies. These costs and expenses include those related to formulating and implementing integration plans, including facilities and systems consolidation costs and employment-related costs. Although we expect that the elimination of duplicative costs, as well as the realization of other efficiencies related to the integration of the businesses, should allow us to offset integration-related costs over time, this net benefit may not be achieved in the near term, or at all.

Macroeconomic and Workplace Trends Related Risks

Adverse economic and industry conditions have had a negative impact on our business, results of operations and financial condition.

Customer demand within the contract furniture and retail furnishings industries is affected by various macroeconomic factors with general corporate profitability, service sector employment levels, new office construction rates, and existing office vacancy rates being among the most influential factors. Declines in these measures have had an adverse effect on overall furniture demand. Additionally, factors and changes specific to our industry, such as developments in technology, governmental standards and regulations, and health and safety issues, can influence demand.

The markets in which we operate are highly competitive and we may not be successful in winning new business.

We are one of several companies competing for new business within the furniture industry. Many of our competitors offer similar categories of products, including office seating, systems and freestanding furniture, casegoods, storage products, as well as residential, education and healthcare furniture solutions. Although we believe that our innovative product design, functionality, quality, depth of knowledge, and strong network of distribution partners differentiate us in the marketplace, increased market pricing pressure and other factors could make it difficult for us to win new business with certain customers and within certain market segments at acceptable profit margins.

The retail furnishings market is highly competitive. We compete with national and regional furniture retailers, mail order catalogs and online retailers focused on home furnishings. We compete with these and other retailers for customers, suitable retail locations, vendors, qualified employees and management personnel. Some of our competitors have significantly greater financial, marketing and other resources than we possess. This may result in these competitors being quicker at important metrics such as adapting to changes, devoting greater resources to the marketing and sale of their products, generating greater national brand recognition, or adopting more aggressive pricing and promotional policies, including free shipping offers. In addition, increased catalog mailings and/or digital marketing campaigns by our competitors may adversely affect response rates to our own marketing efforts. As a result, increased competition may adversely affect our future financial performance.

Our business presence outside the United States exposes us to certain risks that could negatively affect our results of operations and financial condition.

We have significant manufacturing and sales operations in the United Kingdom, which represents our largest single marketplace outside the United States. Concerns exist relating to potential tariffs and customs regulations and the potential for short term logistics disruption as any such changes are implemented. This will impact both our suppliers and customers, including distributors, and could result in product delays and inventory issues. Further uncertainty in the marketplace also brings risk to accounts receivable and could result in delays in collection and greater bad debt expense. There also remains a risk for the value of the British Pound, Danish Krone, and/or the Euro to further deteriorate, reducing the purchasing power of customers in these regions and potentially undermining the financial health of the Company's suppliers and customers in other parts of the world.

We also have manufacturing operations in China, India, Italy, Canada, Mexico and Brazil. Additionally, our products are sold internationally through controlled subsidiaries or branches in Canada, Denmark, Italy, Korea, Mexico, Australia, China (including Hong Kong), India, Brazil, and other European countries. The Company's products are offered in Canada, Europe, the Middle East, Africa, Latin America and the Asia/Pacific region primarily through dealers and retail channels.

Doing business internationally exposes us to certain risks, many of which are beyond our control and could potentially impact our ability to design, develop, manufacture, or sell products in certain countries. These factors include, without limitation, political, social, and economic conditions; global trade conflicts and trade policies; legal and regulatory requirements; labor and employment practices; cultural practices and norms; natural disasters; security and health concerns; protection of intellectual property; and changes in foreign currency exchange rates.

In some countries, the currencies in which we import and export products can differ. Fluctuations in the rate of exchange between these currencies could negatively impact our business and our financial performance. Additionally, tariff and import regulations, international tax policies and rates, and changes in U.S. and international monetary policies may have an adverse impact on results of operations and financial condition.

In connection with the ongoing war between Russia and Ukraine, the U.S. government has imposed enhanced export controls on certain products and sanctions on certain industry sectors and parties in Russia. MillerKnoll is not fulfilling any existing orders or accepting new orders from Russia or Belarus at this time. As a safety measure, we have also stopped taking new orders and fulfilling orders in Ukraine. This region represents a small portion of our International Contract and Specialty business, and we do not rely on any material goods from suppliers in these regions. While we do not have manufacturing facilities or offices in the region, we have historically sold products to two dealers in Ukraine, two in Russia, and two in Belarus. Fiscal year 2023 and 2022 annualized revenues from these countries were approximately $0.2 million and $6.4 million, respectively. None of the revenue recognized in fiscal year 2023 was from dealers located in countries under sanction.

Further escalation of geopolitical tensions could have a broader impact that expands into other markets where we do business, which could adversely affect our business and/or our supply chain, business partners or customers in the broader region. The continued conflict in that region, as well as the current and additional international sanctions against Russia, are likely to further increase the cost of various supplies, particularly for petroleum based products. The impact from this conflict, as well as the international sanctions, cannot be predicted or anticipated with any reasonable degree of certainty, including the impact on the Company.

A sustained downturn in the economy could adversely impact our access to capital.

The disruptions in the global economic and financial markets during 2007 to 2009 adversely impacted the broader financial and credit markets, at times reducing the availability of debt and equity capital for the market as a whole. Conditions such as these could re-emerge in the future. Accordingly, our ability to access the capital markets could be restricted at a time when we would like, or need, to access those markets, which could have an adverse impact on our flexibility to react to changing economic and business conditions. The resulting lack of available credit, increased volatility in the financial markets and reduced business activity could materially and adversely affect our business, financial condition, results of operations, our ability to take advantage of market opportunities and our ability to obtain and manage our liquidity. In addition, the cost of debt financing and the proceeds of equity financing may be materially and adversely impacted by these market conditions. The extent of any impact would depend on several factors, including our operating cash flows, the duration of tight credit conditions and volatile equity markets, our credit capacity, the cost of financing, and other general economic and business conditions. Our credit agreements contain performance covenants, such as a limit on the ratio of debt to earnings before interest, taxes, depreciation and amortization, and limits on subsidiary debt and incurrence of liens. Although we believe none of these covenants is currently restrictive to our operations, our ability to meet the financial covenants can be affected by events beyond our control.

Recent events affecting the financial services industry could have an adverse impact on the Company's business operations, financial condition, and results of operations.

The 2023 closures of certain banks have created bank-specific and broader financial institution liquidity risk and concerns. Future adverse developments with respect to specific financial institutions or the broader financial services industry may lead to market-wide liquidity shortages, impair the ability of companies to access working capital needs, and create additional market and economic uncertainty.

Although the Company does not have any deposits with any of the banks that have been placed into receivership to date, some of our customers may have deposits with them, which may expose us to potential risks that could impact our financial position and operations. This could include an adverse impact on the ability of our customers to pay amounts they owe to the Company. In addition, if any of our vendors have relationships with any of the banks that have been closed, it could negatively impact their ability to deliver goods and services to the Company.

More generally, these events have resulted in market disruption and volatility and could lead to greater instability in the credit and financial markets and a deterioration in confidence in economic conditions. Our operations may be adversely affected by any such economic downturn, liquidity shortages, volatile business environments, or unpredictable market conditions. These events could also make any necessary debt or equity financing more difficult and/or costly.

The future effect of these events on the financial services industry and broader economy are unknown and difficult to predict but could include failures of other financial institutions to which we or our customers, vendors, or other counterparties face direct or more significant exposure. Any such developments could adversely impact our results of operation and financial position. There may be other risks we have not yet identified. We are working to identify any potential impact of these events on our business in order to minimize any disruptions to our operations. However, we cannot guarantee we will be able to avoid any negative consequences relating to these recent developments or any future related developments.

Manufacturing, Supply Chain and Distribution Related Risks

Tariffs imposed by the U.S. government could have a material adverse effect on our results of operations.

The imposition of tariffs by the U.S. government on various products imported from certain countries, as well as countering tariffs on the export of U.S. goods, has had, and will likely continue to have, an adverse impact on our business, including as a result of increased costs for certain of our raw materials and increasing the costs for certain products that we export to other countries. Accordingly, these tariffs and the possibility of broader trade conflicts stemming from the tariffs could negatively impact our business in the future. The tariffs on imports, most notably imports from China, have impacted the cost of steel, a key commodity that we consume in producing products. Given the significance of steel costs to our direct materials costs, we closely monitor trade tensions between the U.S. and China. The potential impact to our direct material costs due to tariffs on Chinese imports is somewhat limited, however, as purchases of direct materials (mainly component parts and products manufactured by third parties) from China represented an estimated 3% of our consolidated cost of sales for fiscal 2023. Going forward, continued or increased tariffs could negatively impact our gross margin and operating performance. These factors also have the potential to significantly impact global trade and economic conditions in many of the regions where we do business.

Disruptions in the supply of raw and component materials could adversely affect our manufacturing and assembly operations.

We rely on outside suppliers to provide on-time shipments of the various raw materials and component parts used in our manufacturing and assembly processes. The timeliness of these deliveries is critical to our ability to meet customer demand. Disruptions in this flow of delivery may have a negative impact on our business, results of operations, and financial condition.

In fiscal year 2022, the price of steel was impacted by shortages and disruptions in the steel industry as a result of the COVID-19 pandemic. These disruptions have not had a significant impact on our ability to manufacture and supply products to our customers, but they have negatively impacted the cost of procuring such materials. In the short-term, significant increases in raw material, commodity and other input costs can be difficult to offset with price increases because of existing contractual commitments with our customers. As a result, our gross margins can be adversely affected in the short-term by significant increases in these costs. If we are not successful in passing along higher commodity and other input costs to our customers over the long-term because of competitive pressures, our profitability could be negatively impacted.

Increases in the market prices of manufacturing materials may negatively affect our profitability.

The costs of certain manufacturing materials used in our operations are sensitive to shifts in commodity market prices, including the impact of the U.S. and retaliatory tariffs. In particular, the costs of steel, plastic, aluminum components, and particleboard are sensitive to the market prices of commodities such as raw steel, aluminum, crude oil, lumber, and resins. Increases in the market prices of these commodities due to the recent ban on Russian oil imports as a result of the current war between Russia and Ukraine may have an adverse impact on our profitability if we are unable to offset them with strategic sourcing, continuous improvement initiatives or increased prices to our customers.

Disruptions within our dealer network could adversely affect our business.

Our ability to manage existing relationships within our network of independent dealers is crucial to our ongoing success. Although the loss of any single dealer would not have a material adverse effect on the overall business, our business within a given market could be negatively impacted by disruptions in our dealer network caused by the termination of commercial working relationships, ownership transitions, or dealer financial difficulties.

If dealers go out of business or restructure, we may suffer losses because they may not be able to pay for products already delivered to them. Also, dealers may experience financial difficulties, creating the need for outside financial support, which may not be easily obtained. The company has, on occasion, agreed to provide direct financial assistance through term loans, lines of credit, and/or loan guarantees to certain dealers. Those activities increase our financial exposure.

A continued shortage of qualified labor could negatively affect our business and materially reduce earnings.

The future success of our operations depends on our ability, and the ability of third parties on which we rely, to identify, recruit, develop and retain qualified and talented individuals in order to supply and deliver our products. Any shortage of qualified labor could have a negative impact on our business. Employee recruitment, development and retention efforts that we or such third parties undertake may not be successful, which could result in a shortage of qualified individuals in future periods. Any such shortage could decrease our ability to effectively produce and meet customer demand. Such a shortage would also likely lead to higher wages for employees (or higher costs to purchase the services of such third parties) and a corresponding reduction in our results of operations. In the current operating environment, we are experiencing a shortage of qualified labor in certain geographies, particularly with plant production workers, resulting in increased costs from certain temporary wage actions, such as hiring and referral bonus programs. A continuation of such shortages for a prolonged period of time could have a material adverse effect on our operating results.

Financial Related Risks

We are subject to risks associated with self-insurance related to health benefits.

We are self-insured for our health benefits and maintain per employee stop loss coverage; however, we retain the insurable risk at an aggregate level. Therefore unforeseen or catastrophic losses in excess of our insured limits could have a material adverse effect on the Company's financial condition and operating results. See Note 1 of the Consolidated Financial Statements for information regarding the Company's retention level.

Goodwill and indefinite-lived intangible asset impairment charges may adversely affect our operating results.

We have a substantial amount of goodwill and indefinite-lived intangible assets, primarily trademarks, on our balance sheet. We test the goodwill and intangible assets for impairment both on an annual basis and when events occur or circumstances change that indicate that the fair value of the reporting unit or intangible asset may be below its carrying amount. Fair value determinations require considerable judgment and are sensitive to inherent uncertainties and changes in estimates and assumptions regarding actual and forecasted revenue growth rates, operating margins, and discount rates. Declines in market conditions, a trend of weaker than anticipated financial performance for our reporting units, declines in projected revenue for our trademarks, a decline in our share price for a sustained period of time, an increase in the market-based weighted average cost of capital, or a decrease in royalty rates, among other factors, are indicators that the carrying value of our goodwill or indefinite-life intangible assets may not be recoverable. We may be required to record a goodwill or intangible asset impairment charge that, if incurred, could have a material adverse effect on our financial statements.

Impairment of long-lived assets may adversely affect our operating results.

Our long-lived asset groups are subject to an impairment assessment when certain triggering events or circumstances indicate that their carrying value may be impaired. If the carrying value exceeds our estimate of future undiscounted cash flows of the operations related to the asset group, an impairment is recorded for the difference between the carrying amount and the fair value of the asset group. The results of these tests for potential impairment may be adversely affected by unfavorable market conditions, our financial performance trends, or an increase in interest rates, among other factors. If as a result of the impairment test we determine that the fair value of any of our long-lived asset groups is less than its carrying amount, we may incur an impairment charge that could have a material adverse effect on our financial statements.

Costs related to product defects could adversely affect our profitability.

We incur various expenses related to product defects, including product warranty costs, product recall and retrofit costs, and product liability costs. These expenses relative to product sales vary and could increase. We maintain reserves for product defect-related costs based on estimates and our knowledge of circumstances that indicate the need for such reserves. We cannot, however, be certain that these reserves will be adequate to cover actual product defect-related claims in the future. Any significant increase in the rate of our product defect expenses could have a material adverse effect on operations.

General Risks

We are subject to risks and costs associated with protecting the integrity and security of our systems and confidential information.

We collect certain customer-specific data, including credit card information, in connection with orders placed through our eCommerce websites, direct-mail catalog marketing program, and retail studios. For these sales channels to function and develop successfully, we and other parties involved in processing customer transactions must be able to transmit confidential information, including credit card information and other personal information regarding our customers, securely over public and private networks. Third parties may have or develop the technology or knowledge to breach, disable, disrupt or interfere with our systems or processes or those of our vendors. While we believe we take reasonable steps to protect the security and confidentiality of the information we collect, we cannot guarantee that our security measures will effectively prevent others from obtaining unauthorized access to our information and our customers' information. The techniques used to obtain unauthorized access to systems change frequently and are not often recognized until after they have been launched.

Any person who circumvents our security measures could destroy or steal valuable information or disrupt our operations. Any security breach could cause consumers to lose confidence in the security of our information systems, including our eCommerce websites or retail studios and choose not to purchase from us. Any security breach could also expose us to risks of data loss, litigation, regulatory investigations, and other significant liabilities. Such a breach could also seriously disrupt, slow or hinder our operations and harm our reputation and customer relationships, any of which could damage our business.

A security breach includes a third party wrongfully gaining unauthorized access to our systems for the purpose of misappropriating assets or sensitive information, loading corrupting data, or causing operational disruption. These actions may lead to a significant disruption of the Company's IT systems and/or cause the loss of business and business information resulting in an adverse business impact, including: (1) an adverse impact on future financial results due to theft, destruction, loss misappropriation, or release of confidential data or intellectual property; (2) operational or business delays resulting from the disruption of IT systems, and subsequent clean-up and mitigation activities; and (3) negative publicity resulting in reputation or brand damage with customers, partners or industry peers.

The United States federal and state governments are increasingly enacting laws and regulations to protect consumers against identity theft. Also, as our business expands globally, we are subject to data privacy and other similar laws in various foreign jurisdictions. If we are the target of a cybersecurity attack resulting in unauthorized disclosure of our customer data, we may be required to undertake costly notification procedures. Compliance with these laws will likely increase the costs of doing business. If we fail to implement appropriate safeguards or to detect and provide prompt notice of unauthorized access as required by some of these laws, we could be subject to potential fines, claims for damages and other remedies, which could harm our business.

Due to the political uncertainty and military actions involving Russia, Ukraine, and surrounding regions, we and the third parties upon which we rely may be vulnerable to a currently heightened risk of information technology breaches, computer malware, or other cyber-attacks, including attacks that could materially disrupt our systems and operations, supply chain, and ability to produce, sell and distribute our products.

We are unable to control many of the factors affecting consumer spending. Declines in consumer spending on furnishings could reduce demand for our products.

The operations of our Global Retail segment are sensitive to a number of factors that influence consumer spending, including general economic conditions, consumer disposable income, unemployment, inclement weather, availability of consumer credit, consumer debt levels, conditions in the housing market, interest rates, sales tax rates and rate increases, inflation, and consumer confidence in future economic conditions. Adverse changes in these factors have reduced, and in the future may further reduce consumer demand for our products, resulting in reduced sales and profitability.

A number of factors that affect our ability to successfully implement our retail studio strategy, including opening new locations and closing existing studios, are beyond our control. These factors may harm our ability to increase the sales and profitability of our retail operations.

Approximately 28% of the sales within our Global Retail segment are transacted within our retail stores. Additionally, we believe our retail stores have a direct influence on the volume of business transacted through other channels, including our consumer eCommerce and direct-mail catalog platforms, as many customers utilize these physical spaces to view and experience products prior to placing an order online or through the catalog call center. Our ability to open additional stores or close existing stores successfully will depend upon a number of factors beyond our control, including, without limitation:

- general economic conditions;
- identification and availability of suitable locations;
- success in negotiating new leases and amending or terminating existing leases on acceptable terms;
- success of other retailers in and around our retail locations;
- ability to secure required governmental permits and approvals;
- hiring and training skilled studio operating personnel; and

- landlord financial stability.

We may incur significant increased costs and become subject to additional potential liabilities under environmental and other laws and regulations aimed at combating climate change.

We expect to incur significant costs as we work to implement the 2030 sustainability goals we announced in 2022, which include efforts to reduce our carbon footprint, design out waste, and source better materials. Also, increased focus by the U.S. and other governmental authorities on climate change and other environmental matters has led to enhanced regulation in these areas, which is expected to result in increased compliance costs and could subject us to additional potential liabilities. The extent of these costs and risks is difficult to predict and will depend in large part on the extent of final regulations and the ways in which those regulations are enforced. We operate and have manufacturing facilities in multiple regions across the globe, and the impact of additional regulations in this area is likely to vary by region. It is expected the costs we incur to comply with any such final regulations and implement our own sustainability goals could be material.

Government and other regulations could adversely affect our business.

Government and other regulations apply to the manufacture and sale of many of our products. Failure to comply with these regulations or failure to obtain approval of products from certifying agencies could adversely affect the sales of these products and have a material negative impact on operating results.

Item 1B Unresolved Staff Comments

None

Item 2 Properties

The Company owns or leases facilities located throughout the United States and several foreign countries. The location, square footage and use of the most significant facilities at June 3, 2023 were as follows:



Owned Locations	Square Footage (in Thousands)	Use
Zeeland, Michigan	771	Manufacturing, Warehouse, Office
East Greenville, Pennsylvania	735	Manufacturing, Warehouse, Office
Spring Lake, Michigan	615	Manufacturing, Warehouse, Office
Toronto, Canada	386	Manufacturing, Warehouse, Office
Muskegon, Michigan	367	Manufacturing, Office
Holland, Michigan	357	Warehouse
Holland, Michigan	293	Manufacturing, Office
Dongguan, China	269	Manufacturing
Foligno, Italy	260	Manufacturing, Warehouse, Office
Holland, Michigan	242	Office, Design
Sheboygan, Wisconsin	208	Manufacturing, Warehouse, Office
Melksham, United Kingdom	170	Manufacturing, Warehouse, Office
Graffignana, Italy	108	Manufacturing, Warehouse, Office

Leased Locations	Square Footage (in Thousands)	Use
Alburtis, Pennsylvania	718	Warehouse
Batavia, Ohio	618	Warehouse
Dongguan, China	498	Manufacturing, Office
Ringsted, Denmark	274	Warehouse
West Chester, Ohio	220	Warehouse
Berlin, Germany	220	Warehouse
LeGrange Highlands, Illinois	210	Warehouse
Atlanta, Georgia	205	Manufacturing, Warehouse, Office
Bangalore, India	128	Manufacturing, Warehouse

The properties above are primarily used in the Company's segments as indicated below:

Segment Primarily Supported	Owned	Leased	Total
Americas Contract	8	3	11
International Contract & Specialty	4	4	8
Global Retail	—	2	2
Corporate	1	—	1

As of June 3, 2023, the Company operated 75 retail stores (including 38 operating under the DWR brand, 3 under the HAY brand, 27 Herman Miller stores, 3 Muuto stores, 3 Knoll stores and a multi-brand Chicago store) that totaled approximately 641,800 square feet of selling space. The Company also operated 4 retail outlet stores. The Company maintains administrative and sales offices and showrooms in various other locations throughout North America, Europe, Asia Pacific and Latin America. The Company considers its existing facilities to be in good condition and adequate for its design, production, distribution, and selling requirements.

Item 3 Legal Proceedings

The Company is involved in legal proceedings and litigation arising in the ordinary course of business. In the opinion of management, the outcome of such proceedings and litigation currently pending will not materially affect the Company's consolidated operations, cash flows and financial condition.

Information About Our Executive Officers

Certain information relating to executive officers of the Company as of June 3, 2023 is as follows:



Andrea R. Owen

President and Chief Executive Officer
Age 58, elected as an executive
officer in 2018



Jeffrey M. Stutz

Chief Financial Officer
Age 52, elected as an executive
officer in 2009



Chris Baldwin

Group President, MillerKnoll
Age 50, elected as an executive
officer in 2021



Megan Lyon

Chief Strategy Officer
Age 43, elected as an executive
officer in 2019



John Michael

President, Americas Contract
Age 61, elected as an executive
officer in 2020



Debbie Propst

President, Global Retail
Age 42, elected as an executive
officer in 2020



Jacqueline H. Rice

General Counsel and Corporate
Secretary
Age 51, elected as an executive
officer in 2019



B. Ben Watson

Chief Creative and Product Officer
Age 58, elected as an executive
officer in 2010

Except as discussed below, each of the named officers has served the Company in their current executive position for more than five years.

Mr. Baldwin joined MillerKnoll in 2021 and serves as Group President. Prior to the Company's acquisition of Knoll in July 2021, Mr. Baldwin was Chief Operating Officer & President, Workplace at Knoll and also held leadership positions at Kohler Co.

Ms. Lyon joined MillerKnoll in 2019 and serves as Chief Strategy Officer. Prior to joining MillerKnoll, Ms. Lyon spent eleven years with The Boston Consulting Group where she was a Partner and Managing Director leading the firm's West Coast Consumer and Retail Practice.

Mr. Michael joined MillerKnoll, Inc. in 2017 and serves as President, The Americas. Prior to joining MillerKnoll, Mr. Michael held leadership positions at Staples, Ivan Allen Workspace, and Steelcase

Ms. Propst joined MillerKnoll in 2020 and serves as President of the Company's Global Retail segment. Prior to joining MillerKnoll, Ms. Propst spent seven years at Bed Bath and Beyond where she most recently served as President and Chief Merchandising Officer of One Kings Lanes, as well as Chief Brand Officer for Bed Bath and Beyond.

Ms. Rice joined MillerKnoll in 2019 and serves as General Counsel. Prior to joining MillerKnoll, Ms. Rice served as Executive Vice President, Chief Risk & Compliance Officer at Target Corporation as well as Senior Counsel and Chief Compliance Officer at General Motors Co.

There are no family relationships between or among the above-named executive officers. There are no arrangements or understandings between any of the above-named officers pursuant to which any of them was named an officer.

Item 4 Mine Safety Disclosures

Not applicable

PART II

Item 5 Market for the Registrant's Common Equity, Related Stockholder Matters, and Issuer Purchases of Equity Securities

Share Price, Earnings and Dividends Summary

MillerKnoll, Inc.'s common stock is traded on the Nasdaq Global Select Market System (Symbol: MLKN). As of July 17, 2023, there were approximately 36,000 shareholders of record, including individual participants in security position listings, of the Company's common stock.

Dividends were declared and paid quarterly for fiscal 2023 as approved by the Board of Directors. On April 18, 2023, the Company's Board of Directors approved a quarterly cash dividend of 18.75 cents ($0.1875) per share that was paid on July 15, 2023, to shareholders of record on June 3, 2023. While it is anticipated that the Company will continue to pay quarterly cash dividends, the amount and timing of such dividends is subject to the discretion of the Board depending on the Company's future results of operations, financial condition, capital requirements and other relevant factors.

Issuer Purchases of Equity Securities

The Company has one share repurchase plan authorized by the Board of Directors on January 16, 2019, which provides a share repurchase authorization of $250.0 million with no specified expiration date. The approximate dollar value of shares available for purchase under the plan at June 3, 2023 was $204.5 million.

The following is a summary of share repurchase activity during the fiscal quarter ended June 3, 2023:

Period	(a) Total Number of Shares Purchased	(b) Average Price Paid per Share	(c) Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	(d) Approximate Dollar Value of Shares that may yet be Purchased Under the Plans or Programs (in millions) [1]
3/5/23-4/1/23	1,560	$ 20.85	1,560	$ 204.6
4/2/23-4/29/23	—	—	—	—
4/30/23-6/3/23	5,989	$ 16.15	5,989	$ 204.5
Total	7,549		7,549	

(1) Amounts are as of the end of the period indicated

The Company may repurchase shares from time to time for cash in open market transactions, privately negotiated transactions, pursuant to accelerated share repurchase programs or otherwise in accordance with applicable federal securities laws. The timing and amount of the repurchases will be determined by the Company's management based on their evaluation of market conditions, share price and other factors. The share repurchase program may be suspended or discontinued at any time.

During the period covered by this report, the Company did not sell any shares of common stock that were not registered under the Securities Act of 1933.

Stockholder Return Performance Graph

Set forth below is a line graph comparing the yearly percentage change in the cumulative total stockholder return on the Company's common stock with that of the cumulative total return of the Standard & Poor's 500 Stock Index and the Nasdaq Composite Total Return for the five-year period ended June 3, 2023. The graph assumes an investment of $100 on June 2, 2018 in the Company's common stock, the Standard & Poor's 500 Stock Index and the Nasdaq Composite Total Return, with dividends reinvested.



	2018	2019	2020	2021	2022	2023
MillerKnoll, Inc.	$ 100	$ 110	$ 74	$ 155	$ 102	$ 50
S&P 500 Index	100	101	111	154	152	157
Nasdaq Composite Total Return	100	100	128	187	166	179

Information required by this item is also contained in Item 12 of this report.

Item 6 [Reserved]

Item 7 Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the issues discussed in Management's Discussion and Analysis in conjunction with the Company's Consolidated Financial Statements and the Notes to the Consolidated Financial Statements included in this Annual Report on Form 10-K. Refer also to the information provided under the heading "Forward-Looking Statements" in this Annual Report on Form 10-K.

Executive Overview

MillerKnoll is a collective of dynamic brands that comes together to design the world we live in. From the spaces we make that help us live and work better, to how we manufacture our products, to the ways we solve challenges facing our customers and global community, design is our tool for creating positive impact. Our optimism leads us as we redefine modern for the 21st century, shaping a future that's more sustainable, caring, and beautiful for all people and our planet.

MillerKnoll's products are sold internationally through controlled subsidiaries or branches in various countries including the United Kingdom, Denmark, Italy, France, the Netherlands, Canada, Japan, Mexico, Australia, Singapore, China, Hong Kong, India, and Brazil. The Company's products are sold in over 100 countries primarily through independent contract furniture dealers, direct customer sales, owned and independent retailers, direct-mail catalogs, and the Company's eCommerce platforms.

The Company is globally positioned in terms of manufacturing operations. In North America, manufacturing and distribution operations are in Georgia, New York, North Carolina, Michigan, Pennsylvania, and Texas in the United States, as well as Toronto and Mexico City. In Europe, the Company's manufacturing presence is in the United Kingdom and Italy. Manufacturing operations globally also include facilities located in Brazil, China, and India. The Company manufactures products using a system of lean manufacturing techniques collectively referred to as the MillerKnoll Performance System (MKPS). For its contract furniture business, MillerKnoll strives to maintain efficiencies and cost savings by minimizing the amount of inventory on hand. Accordingly, production is order-driven with direct materials and components purchased as needed to meet demand. These factors result in a high rate of inventory turns related to our manufactured inventories.

A key element of the Company's manufacturing strategy is to limit fixed production costs by sourcing component parts from strategic suppliers. This strategy has allowed the Company to increase the variable nature of its cost structure, while retaining proprietary control over those production processes that the Company believes provide a competitive advantage. As a result of this strategy, the Company's manufacturing operations are largely assembly-based.

A key element of the Company's growth strategy is to scale the Global Retail business through the Company's Design Within Reach ("DWR"), HAY, Knoll, Muuto, and Herman Miller retail operations. The Global Retail business provides a channel to bring MillerKnoll's iconic and design-centric products to retail customers, along with other proprietary and third-party products, with a focus on modern design.

The Company is comprised of various operating segments as defined by generally accepted accounting principles in the United States (U.S. GAAP). The operating segments are determined on the basis of how the Company internally reports and evaluates financial information used to make operating decisions. The Company has identified the following segments:

- Americas Contract — Includes the operations associated with the design, manufacture and sale of furniture products directly or indirectly through an independent dealership network for office, healthcare, and educational environments throughout North and South America.

- International Contract & Specialty — Includes the operations associated with the design, manufacture and sale of furniture products, directly or indirectly through an independent dealership network in Europe, the Middle East, Africa and Asia-Pacific as well as the global activities of the Specialty brands, which include Holly Hunt, Spinneybeck, Maharam, Edelman, and Knoll Textiles.

- Global Retail — Includes global operations associated with the sale of modern design furnishings and accessories to third party retailers, as well as direct to consumer sales through eCommerce, direct-mail catalogs, and physical retail stores.

The Company also reports a corporate category consisting primarily of unallocated corporate expenses related to general corporate functions, including, but not limited to, certain legal, executive, corporate finance, information technology, administrative, and acquisition-related costs.

Core Strengths

The Company relies on the following core strengths in delivering solutions to customers:

- Product Portfolio and Brand Collective - MillerKnoll is a collective of globally recognized design brands known for working with some of the most well-known and respected designers in the world. Combined, the Company represents over 100 years of design research and exploration in service of humanity. Within the industries in which the Company operates, Herman Miller and Knoll, along with Colebrook Bosson Saunders, DatesWeiser, Design Within Reach, Edelman Leather, Geiger, HAY, Holly Hunt, Maars Living Walls, Maharam, Muuto, NaughtOne, and Spinneybeck| FilzFelt are acknowledged as leading brands that inspire architects and designers to create their best design solutions. This portfolio has enabled MillerKnoll to connect with new audiences, channels, geographies, and product categories. Leveraging the collective brand equity of MillerKnoll across the lines of business is an important element of the Company's business strategy.

- Design Leadership - The Company is committed to developing research-based functionality and aesthetically innovative new products and has a history of doing so, in collaboration with a global network of leading independent designers. The Company believes its skills and experience in matching problem-solving design with the workplace needs of customers provide the Company with a competitive advantage in the marketplace. An important component of the Company's business strategy is to actively pursue a program of new product research, design, and development. The Company accomplishes this through the use of an internal research and engineering staff that engages with third party design resources generally compensated on a royalty basis.

- Unique Business Model - The Company has built a multi-channel distribution capability that it considers unique. Through contract furniture dealers, direct customer sales, retail stores and studios, eCommerce, wholesalers, and independent retailers, the Company serves contract and residential customers across a range of channels and geographies. As it pertains to is operations, the Company was among the first in the industry to embrace the concepts of lean manufacturing. MKPS provides the foundation for all the Company's manufacturing operations. The Company is committed to continuously improving both product quality and production and operational efficiency. The Company believes these concepts hold significant promise for further gains in reliability, quality, and efficiency.

- Global Scale and Reach - In addition to its global omni-channel distribution capability, the Company has a global network of designers, suppliers, manufacturing operations, and research and development centers that position the Company to serve contract and residential customers globally. The Company believes that leveraging this global scale will be an important enabler to executing its strategy.

- Extraordinary People - We believe that our employees are a critical success factor for our business. We strive to identify, hire, develop, motivate and retain the best employees. Our ability to attract, engage, and retain key employees has been and will remain critical to our success.

Channels of Distribution

The Company's products and services are offered to most of its customers under standard trade credit terms between 30 and 45 days. For all the items below, revenue is recognized when control transfers to the customer. The Company's products and services are sold through the following distribution channels:

- Independent Contract Furniture Dealers - Most of the Company's product sales are made to a network of independently owned and operated contract furniture dealerships doing business in many countries around the world. These dealers purchase the Company's products and distribute them to end customers. Many of these dealers also offer furniture-related services, including product installation.

- Direct Contract Sales - The Company sells products and services directly to end customers without an intermediary (e.g., sales to the U.S. federal government). In most of these instances, the Company contracts separately with a dealer or third-party installation company to provide sales-related services.

- eCommerce - The Company sells products in its portfolio of brands across the globe, through localized Herman Miller, Knoll, DWR, and HAY websites. These sites complement the Company's existing methods of distribution and extend the Company's brands' reach for new and existing customers and clients.

- Wholesale – Through the Company's Global Retail segment, certain products are sold on a wholesale basis to third-party retailers located in various markets around the world.

- Retail Locations - As of June 3, 2023, the Company operated 75 retail studios (including 38 operating under the DWR brand, 3 under the HAY brand, 27 Herman Miller stores, 3 Muuto stores, 3 Knoll stores and a multi-brand Chicago store). The business also operated 4 outlet studios.

Challenges Ahead

Like all businesses, the Company is faced with a host of challenges and risks. The Company believes its core strengths and values, which provide the foundation for its strategic direction, have prepared the Company to respond to the inevitable challenges it will face in the future. While the Company is confident in its direction, it acknowledges the risks specific to our business and industry. Refer to Item 1A for discussion of certain of these risk factors and Item 7A for disclosures of market risk.

Areas of Strategic Focus

Our strategy is designed to harness the full potential of MillerKnoll while driving growth across all business segments, geographies, and customer groups and creating value for all our stakeholders. We will capitalize on global trends including hybrid and flexible work, consumers' focus on investing in their homes, a focus on health and well-being, and an expectation of corporate social responsibility. Our strategy includes five key focus areas:

Bring MillerKnoll to Life

We are following a detailed and deliberate plan to bring the best of all our brands together, enabling us to achieve our purpose of design for the good of humankind as we remake modern for the 21st century. Our priorities include establishing and building the MillerKnoll culture; delivering on our synergy commitment of $145 million in run-rate savings by the end of year three of the Knoll acquisition; successfully executing our integration plans and initiatives; cultivating and enabling a strong global dealer network; and establishing worldwide supply chain and manufacturing capabilities to effectively serve our customers across all our channels.

Build a Customer-Centric, Digitally Enabled Business Model

Building a customer-centric and digitally enabled business model is foundational to bringing MillerKnoll to life and encompasses both our internal technology foundation and our digital go-to-market capabilities. Our goals include integrating our systems and processes, shifting to a simpler systems architecture, serving our customers around the world through global eCommerce capabilities, harnessing data to enable our teams to make effective and timely decisions, and accelerating global automation and manufacturing 4.0 initiatives to improve the employee experience and increase accuracy, quality, and performance. Our launch of the combined North America MillerKnoll dealer network at the start of fiscal year 2023 expanded access to our proprietary end-to-end digital solution that makes it easier for our dealers to respond to customer requests faster with differentiated solutions.

Accelerate Profitable Growth

We believe there is opportunity for meaningful long-term growth in each of our business segments and MillerKnoll is uniquely positioned to capitalize on these opportunities given the breadth of our Contract and Global Retail businesses and product portfolios, global reach, and omni-channel distribution and fulfillment capabilities. To capitalize on the opportunity ahead, we will seek to lead the industry in product innovation and design excellence; fortify the flagship Knoll and Herman Miller brands while nurturing and growing each of the brands within MillerKnoll; position the Americas Contract business to lead; drive outsized growth in International Contract & Specialty; and continue transforming our Global Retail business.

Attract, Develop, and Retain World-Class Talent

In creating MillerKnoll, we created one of the most talented teams in the industry. We are committed to nurturing this distinct competitive advantage and will create a premiere employee experience while continuing to invest in our people so they can do their best work every day. Our priorities include enabling a seamless MillerKnoll employee experience via a global Human Resources technology platform; delivering an externally competitive and internally equitable compensation and benefits program; growing internal capabilities through development opportunities for all career levels; and investing to make MillerKnoll an employer of choice around the world.

Reinforce Our Commitment to Our People, Our Planet, and Our Communities

Our legacy of corporate social responsibility is deeply ingrained in our culture and is shared across all our brands. We will continue to reinforce our commitment to our people, planet, and communities in integrated and deliberate ways.

We intend to hold ourselves accountable for forward progress against our diversity, equity, and inclusion initiatives, building on the foundation of the DEIB actions we announced in 2020; our 2030 sustainability goals, which we introduced in April 2022; being a force for good in our communities worldwide; and elevating our Better World reporting by developing common metrics and regularly sharing our progress internally and externally.

The Company believes its strategy continues to respond well to current and future realities in its markets. The Company's strategic priorities are aimed at creating a sustainable and diverse revenue model that puts the customer at the center of everything we do and leverages enabling digital capabilities to fully realize that vision.

Business Overview

The following is a summary of the significant events and items impacting the Company's operations for the year ended June 3, 2023:

- Net sales were $4,087.1 million, representing an increase of 3.6% when compared to the prior year. The increase in net sales was driven primarily by incremental price increases, the consolidation of Knoll results from the date of acquisition of July 19, 2021, as well as growth in the International Contract & Specialty segments. Net sales in fiscal year 2023 also reflect the addition of an extra week of operations (within the fiscal first quarter) which is required periodically to re-align calendar months with our fiscal periods. These increases were offset by a decrease in volume within the Americas Contract and Global Retail segments. On an organic basis, net sales were $3,946.4 million(*), representing an increase of 0.4% when compared to the prior year.

- Gross margin was 35.0% as compared to 34.3% in the prior year. The change in gross margin was primarily driven by the realization of price optimization strategies and benefits from integration synergies. These positive factors were partially offset by increased commodity, storage and handling costs, freight, product distribution costs, and labor costs.

- Operating expenses decreased by $5.2 million or 0.4% as compared to the prior year. The decrease was primarily due to a reduction in variable expenses, including certain forms of employee compensation and benefits, and the continued focus on cost optimization and synergy capture. These decreases were partially offset by $75.0 million of restructuring charges related to voluntary and involuntary reductions in the Company's workforce, charges for the impairment of assets associated with the decision to cease operating Fully as a stand-alone brand, charges related to the impairment of the Knoll trade name, and $50.0 million related to the consolidation of Knoll results for the entire first quarter of fiscal 2023 (versus a partial quarter of consolidation in fiscal 2022).

- The integration of the Knoll acquisition continues to progress as planned. We made good progress implementing cost synergies throughout the fiscal year, having achieved total annualized run-rate savings of $131 million by the end of the fourth quarter. This has us on track to deliver against our increased goal of achieving annualized cost synergies of $145 million within three years of closing.

- The effective tax rate was 8.8% for fiscal 2023 compared to negative 130.1% for the prior year.

- Diluted earnings per share for the full year totaled $0.55 compared to a loss per share of $0.37 in the prior year. On an adjusted basis(*), diluted earnings per share totaled $1.85 in fiscal 2023 compared to $1.92 in fiscal 2022.

- The Company declared cash dividends of $0.75 per share in both fiscal 2023 and fiscal 2022.

(*) Non-GAAP measurements; see accompanying reconciliations and explanations.

The following summary includes the Company's view on the economic environment in which it operates:

- The current macroeconomic environment in North America — which includes higher interest rates, complications from a regional banking crisis and low CEO and consumer confidence levels — continues to pose challenges for the industry. These factors are expected to persist, posing difficulties particularly for the luxury housing market and discretionary spending on goods. However, when it comes to the overall dynamics of returning to the office, the Company maintains an optimistic outlook based on the project funnel and latest trends which suggest more structured return-to-office practices in the near-term.

- The Company's financial performance is sensitive to changes in certain input costs, including steel and steel component parts. Ongoing cost reduction initiatives and price increase actions have been implemented to help offset these cost pressures, and the benefit from these initiatives is expected to increase over time. Additionally, the substantial inflationary pressures for certain key input costs, including goods and services tied to energy prices, are beginning to ease.

- The Americas Contract segment reported a net sales increase of 5.0% and an organic sales increase of 0.3%(*) year-over-year. Operating margin increased 610 basis points year-over year and 620 basis points on an adjusted basis.(*) The increase was primarily driven by pricing optimization and benefits from synergies.

- International Contract and Specialty reported a net sales increase of 9.6% and an organic sales increase of 7.0%(*) year-over-year. Operating margin increased 220 basis points year-over-year and 50 basis points on an adjusted basis. (*) The increase was primarily driven by pricing optimization strategies and product mix.

- Global Retail reported a net sales decrease of 4.1% and an organic sales decrease of 5.1%(*) year-over-year. On a reported basis, operating margin as a percentage of sales was a loss of 1.5% in fiscal 2023 and earnings of 12.4% in fiscal 2022. On an adjusted basis, operating margin as a percentage of sales was 3.8%(*) in fiscal 2023 and 13.1%(*) in fiscal 2022. The decrease was primarily driven by a combination of lower volume, mix of product, and increased freight expenses.

The remaining sections of Item 7 include additional analysis of the fiscal year ended June 3, 2023, including discussion of significant variances compared to the prior year period. A detailed review of our fiscal 2022 performance compared to our fiscal 2021 performance is set forth in Part II, Item 7 of our Form 10-K for the fiscal year ended May 28, 2022.

(*) Non-GAAP measurements; see accompanying reconciliations and explanations.

Reconciliation of Non-GAAP Financial Measures

This presentation contains non-GAAP financial measures that are not in accordance with, nor an alternative to, generally accepted accounting principles (GAAP) and may be different from non-GAAP measures presented by other companies. These non-GAAP financial measures are not measurements of our financial performance under GAAP and should not be considered an alternative to the related GAAP measurement. These non-GAAP measures have limitations as analytical tools and should not be considered in isolation or as a substitute for analysis of our results as reported under GAAP. Our presentation of non-GAAP measures should not be construed as an indication that our future results will be unaffected by unusual or infrequent items. We compensate for these limitations by providing equal prominence of our GAAP results. Reconciliations of these non-GAAP measures to the most directly comparable financial measures calculated and presented in accordance with GAAP are provided in the financial tables included within this presentation. The Company believes these non-GAAP measures are useful for investors as they provide financial information on a more comparative basis for the periods presented.

The non-GAAP financial measures referenced within this presentation include: Adjusted Earnings per Share, Adjusted Operating Earnings (Loss), Adjusted Operating Margin, and Organic Growth (Decline).

Adjusted Earnings per Share represents reported diluted earnings per share excluding the impact from amortization of purchased intangibles, acquisition and integration charges, debt extinguishment charges, restructuring expenses, impairment charges, other special charges or gains and the related tax effect of these adjustments. These adjustments are described further below.

Adjusted Operating Earnings (Loss) represents reported operating earnings plus acquisition and integration charges, amortization of purchased intangibles, restructuring expenses, impairment charges, and other special charges or gains. These adjustments are described further below.

Adjusted Operating Margin represents Adjusted Operating Earnings (Loss) for the Company or a business segment divided by the related net sales for the Company or a business segment.

Organic Growth (Decline) represents the change in sales and orders, excluding currency translation effects, the impact of an extra week in fiscal 2023, and the impact of acquisitions and divestitures.

- *Amortization of purchased intangibles:* Includes expenses associated with the amortization of inventory step-up and amortization of acquisition related intangibles acquired as part of the Knoll acquisition. The revenue generated by the associated intangible assets has not been excluded from the related non-GAAP financial measure. We exclude the impact of the amortization of purchased intangibles, including the fair value adjustment to inventory, as such non-cash amounts were significantly impacted by the size of the Knoll acquisition. Furthermore, we believe that this adjustment enables better comparison of our results as Amortization of Purchased Intangibles will not recur in future periods once such intangible assets have been fully amortized. Any future acquisitions may result in the amortization of additional intangible assets. Although we exclude the Amortization of Purchased Intangibles in these non-GAAP measures, we believe that it is important for investors to understand that such intangible assets were recorded as part of purchase accounting and contribute to revenue generation.

- *Acquisition and integration charges:* Includes costs related directly to the Knoll acquisition including legal, accounting and other professional fees as well as integration-related costs. Integration-related costs include severance, accelerated stock-based compensation expenses, asset impairment charges, and other cost reduction efforts or reorganization initiatives.

- *Debt extinguishment charges:* Includes expenses associated with the extinguishment of debt as part of financing the Knoll acquisition. We excluded these items from our non-GAAP measures because they relate to a specific transaction and are not reflective of our ongoing financial performance.

- *Gain on sale of dealer:* Includes the gain recorded on the divestiture of an owned dealership.

- *Restructuring charges:* Includes actions involving targeted workforce reductions as well as non-impairment charges related to the closure of the Fully business.

- *Impairment charges:* Includes non-cash, pre-tax charges for the impairment of intangible assets, right of use assets, and other assets related to the closure of the Fully business as well as the impairment of the Knoll trade name.

- *Special charges:* Include certain costs arising as a direct result of COVID-19 pandemic.

- *Tax related items:* We excluded the income tax benefit/provision effect of the tax related items from our non-GAAP measures because they are not associated with the tax expense on our ongoing operating results.

Tables below summarize select financial information, for the periods indicated, related to each of the Company's reportable segments. The Americas Contract segment includes the operations associated with the design, manufacture and sale of furniture products directly or indirectly through an independent dealership network for office, healthcare, and educational environments throughout North and South America. The International Contract & Specialty segment includes the operations associated with the design, manufacture and sale of furniture products, indirectly or directly through an independent dealership network in Europe, the Middle East, Africa and Asia-Pacific as well as the global activities of the Specialty brands, which include Holly Hunt, Spinneybeck, Maharam, Edelman, and Knoll Textiles. The Global Retail segment includes global operations associated with the sale of modern design furnishings and accessories to third party retailers, as well as direct to consumer sales through eCommerce, direct-mail catalogs, and physical retail stores. Corporate costs represent unallocated expenses related to general corporate functions, including, but not limited to, certain legal, executive, corporate finance, information technology, administrative and acquisition-related costs.

The following table reconciles Operating Earnings (Loss) to Adjusted Operating Earnings (Loss) by Segment for the years ended as indicated below (in millions):

		Three Months Ended				Twelve Months Ended			
		June 3, 2023		May 28, 2022		June 3, 2023		May 28, 2022	
Americas									
Net sales	$	474.4	100.0 %	$ 539.2	100.0 %	$2,026.1	100.0 %	$1,929.1	100.0 %
Gross margin		158.7	33.5 %	137.6	25.5 %	611.2	30.2 %	493.1	25.6 %
Total operating expenses		137.3	28.9 %	131.6	24.4 %	511.6	25.3 %	517.1	26.8 %
Operating earnings (loss)	**$**	**21.4**	**4.5 %**	**$ 6.0**	**1.1 %**	**$ 99.6**	**4.9 %**	**$ (24.0)**	**(1.2)%**
Adjustments									
Restructuring		5.2	1.1 %	—	— %	22.8	1.1 %	—	— %
Acquisition and integration charges		3.5	0.7 %	3.7	0.7 %	9.7	0.5 %	29.9	1.5 %
Amortization of purchased intangibles		3.2	0.7 %	3.1	0.6 %	12.9	0.6 %	28.7	1.5 %
Gain on Sale of Dealer		—	— %	—	— %	—	— %	(2.0)	(0.1)%
Impairment charges		14.4	3.0 %	—	— %	14.4	0.7 %	—	— %
Adjusted operating earnings	**$**	**47.7**	**10.1 %**	**$ 12.8**	**2.4 %**	**$ 159.4**	**7.9 %**	**$ 32.6**	**1.7 %**
International & Specialty									
Net sales	$	237.4	100.0 %	$ 273.3	100.0 %	$1,017.3	100.0 %	$ 928.5	100.0 %
Gross margin		101.3	42.7 %	113.0	41.3 %	424.3	41.7 %	372.6	40.1 %
Total operating expenses		84.2	35.5 %	81.4	29.8 %	325.7	32.0 %	302.7	32.6 %
Operating earnings	**$**	**17.1**	**7.2 %**	**$ 31.6**	**11.6 %**	**$ 98.6**	**9.7 %**	**$ 69.9**	**7.5 %**
Adjustments									
Restructuring		0.6	0.3 %	—	— %	1.3	0.1 %	—	— %
Acquisition and integration charges		0.5	0.2 %	0.1	— %	2.5	0.2 %	1.2	0.1 %
Amortization of purchased intangibles		2.1	0.9 %	2.3	0.8 %	8.3	0.8 %	26.9	2.9 %
Impairment charges		1.8	0.8 %	—	— %	1.8	0.2 %	—	— %
Adjusted operating earnings	**$**	**22.1**	**9.3 %**	**$ 34.0**	**12.4 %**	**$ 112.5**	**11.1 %**	**$ 98.0**	**10.6 %**
Retail									
Net sales	$	244.9	100.0 %	$ 288.0	100.0 %	$1,043.7	100.0 %	$1,088.4	100.0 %
Gross margin		94.7	38.7 %	131.9	45.8 %	394.5	37.8 %	487.0	44.7 %
Total operating expenses		105.5	43.1 %	94.5	32.8 %	410.0	39.3 %	352.5	32.4 %
Operating (loss) earnings	**$**	**(10.8)**	**(4.4)%**	**$ 37.4**	**13.0 %**	**$ (15.5)**	**(1.5)%**	**$ 134.5**	**12.4 %**
Adjustments									
Restructuring Charges		8.4	3.4 %	—	— %	9.9	0.9 %	—	— %
Acquisition and integration charges		—	— %	—	— %	0.2	— %	0.3	— %
Amortization of purchased intangibles		0.6	0.2 %	1.3	0.5 %	4.1	0.4 %	7.8	0.7 %
Impairment charges		3.5	1.4 %	—	— %	40.7	3.9 %	—	— %
Adjusted operating earnings	**$**	**1.7**	**0.7 %**	**$ 38.7**	**13.4 %**	**$ 39.4**	**3.8 %**	**$ 142.6**	**13.1 %**
Corporate									
Operating expenses	$	16.1	— %	$ 18.0	— %	$ 60.4	— %	$ 140.6	— %
Operating (loss)	**$**	**(16.1)**	**— %**	**$ (18.0)**	**— %**	**$ (60.4)**	**— %**	**$ (140.6)**	**— %**
Adjustments									
Acquisition and integration charges		1.3	— %	3.7	— %	5.6	— %	93.1	— %
Adjusted operating (loss)	**$**	**(14.8)**	**— %**	**$ (14.3)**	**— %**	**$ (54.8)**	**— %**	**$ (47.5)**	**— %**
MillerKnoll, Inc.									
Net sales	$	956.7	100.0 %	$1,100.5	100.0 %	$4,087.1	100.0 %	$3,946.0	100.0 %
Gross margin		354.7	37.1 %	382.5	34.8 %	1,430.0	35.0 %	1,352.7	34.3 %
Total operating expenses		343.1	35.9 %	325.5	29.6 %	1,307.7	32.0 %	1,312.9	33.3 %
Operating earnings	**$**	**11.6**	**1.2 %**	**$ 57.0**	**5.2 %**	**$ 122.3**	**3.0 %**	**$ 39.8**	**1.0 %**
Adjustments									
Restructuring Charges		14.2	1.5 %	—	— %	34.0	0.8 %	—	— %
Acquisition and integration charges		5.3	0.6 %	7.5	0.7 %	18.0	0.4 %	124.5	3.2 %
Amortization of purchased intangibles		5.9	0.6 %	6.7	0.6 %	25.3	0.6 %	63.4	1.6 %
Gain on Sale of Dealer		—	— %	—	— %	—	— %	(2.0)	(0.1)%
Impairment charges		19.7	2.1 %	—	— %	56.9	1.4 %	—	— %
Adjusted operating earnings	**$**	**56.7**	**5.9 %**	**$ 71.2**	**6.5 %**	**$ 256.5**	**6.3 %**	**$ 225.7**	**5.7 %**

The following table reconciles net sales to organic net sales for the years ended as indicated below (in millions):

| | Twelve Months Ended June 3, 2023 | | | |
	Americas	International & Specialty	Retail	Total
Net sales, as reported	$ 2,026.1	$ 1,017.3	$ 1,043.7	$ 4,087.1
% change from PY	5.0 %	9.6 %	(4.1)%	3.6 %
Adjustments				
Acquisition	(77.2)	(55.5)	(31.1)	(163.8)
Currency translation effects [1]	6.1	42.9	26.8	75.8
Impact of extra week in FY23	(27.4)	(11.6)	(13.7)	(52.7)
Net sales, organic	$ 1,927.6	$ 993.1	$ 1,025.7	$ 3,946.4
% change from PY	0.3 %	7.0 %	(5.1)%	0.4 %

| | Twelve Months Ended May 28, 2022 | | | |
	Americas	International & Specialty	Retail	Total
Net sales, as reported	$ 1,929.1	$ 928.5	$ 1,088.4	$ 3,946.0
Adjustments				
Divestitures	(6.7)	—	(7.9)	(14.6)
Net sales, organic	$ 1,922.4	$ 928.5	$ 1,080.5	$ 3,931.4

(1) Currency translation effects represent the estimated net impact of translating current period sales and orders using the average exchange rates applicable to the comparable prior year period.

The following tables reconcile orders as reported to organic orders for the periods ended as indicated below (in millions):

	Twelve Months Ended June 3, 2023			
	Americas	International & Specialty	Retail	Total
Orders, as reported	$ 1,901.3	$ 944.0	$ 989.0	$ 3,834.3
% change from PY	(9.1)%	(4.1)%	(10.7)%	(8.3)%
Adjustments				
Acquisition	(80.3)	(57.5)	(32.3)	(170.1)
Currency translation effects [1]	3.9	39.8	25.2	68.9
Impact of extra week in FY23	(24.0)	(10.3)	(12.4)	(46.7)
Orders, organic	$ 1,800.9	$ 916.0	$ 969.5	$ 3,686.4
% change from PY	(13.4)%	(7.0)%	(11.8)%	(11.5)%

	Twelve Months Ended May 28, 2022			
	Americas	International & Specialty	Retail	Total
Orders, as reported	$ 2,091.5	$ 984.7	$ 1,107.3	$ 4,183.5
Adjustments				
Divestitures	(11.4)	—	(8.5)	(19.9)
Orders, organic	$ 2,080.1	$ 984.7	$ 1,098.8	$ 4,163.6

(1) Currency translation effects represent the estimated net impact of translating current period sales and orders using the average exchange rates applicable to the comparable prior year period.

The following table reconciles EPS to Adjusted EPS for the years ended as of indicated below:

	Twelve Months Ended	
	June 3, 2023	May 28, 2022
(Loss) Earnings per Share - Diluted	$ 0.55	$ (0.37)
Add: Amortization of purchased intangibles	0.33	0.87
Add: Acquisition and integration charges	0.24	1.71
Add: Restructuring charges	0.45	—
Add: Impairment charges	0.76	—
Add: Special charges	—	(0.01)
Add: Debt extinguishment	—	0.18
Less: Gain on sale of dealer	—	(0.03)
Tax impact on adjustments	(0.48)	(0.43)
Adjusted earnings per share - diluted	$ 1.85	$ 1.92
Weighted Average Shares Outstanding (used for Calculating Adjusted Earnings per Share) – Diluted	76,024,368	73,160,212

Financial Results

The following is a comparison of our annual results of operations and year-over-year percentage changes for the periods indicated:

(Dollars in millions)	Fiscal 2023	Fiscal 2022	% Change
Net sales	$ 4,087.1	$ 3,946.0	3.6 %
Cost of sales	2,657.1	2,593.3	2.5 %
Gross margin	1,430.0	1,352.7	5.7 %
Operating expenses	1,307.7	1,312.9	(0.4)%
Operating earnings	122.3	39.8	207.3 %
Other expenses, net	70.9	48.4	46.5 %
Earnings (loss) before income taxes and equity income	51.4	(8.6)	697.7 %
Income tax expense	4.5	11.1	(59.5)%
Equity (loss) from nonconsolidated affiliates, net of tax	(0.8)	—	— %
Net earnings (loss)	46.1	(19.7)	334.0 %
Net earnings attributable to redeemable noncontrolling interests	4.0	7.4	(45.9)
Net earnings (loss) attributable to MillerKnoll, Inc.	$ 42.1	$ (27.1)	255.4 %

The following table presents, for the periods indicated, the components of the Company's Consolidated Statements of Comprehensive Income as a percentage of Net sales:

	Fiscal 2023	Fiscal 2022
Net sales	100.0 %	100.0 %
Cost of sales	65.0 %	65.7 %
Gross margin	35.0 %	34.3 %
Operating expenses	32.0 %	33.3 %
Operating earnings	3.0 %	1.0 %
Other expenses, net	1.7 %	1.2 %
Earnings (loss) before income taxes and equity income	1.3 %	(0.2)%
Income tax expense	0.1 %	0.3 %
Equity income from nonconsolidated affiliates, net of tax	— %	— %
Net earnings (loss)	1.1 %	(0.5)%
Net earnings attributable to redeemable noncontrolling interests	0.1 %	0.2 %
Net earnings (loss) attributable to MillerKnoll, Inc.	1.0 %	(0.7)%

Net Sales

The following chart presents graphically the primary drivers of the year-over-year change in Net sales. The amounts presented in the bar graph are expressed in millions and have been rounded.



Change in Net Sales
Fiscal 2023 Compared to Fiscal 2022

Net sales increased $141 million or 3.6% compared to the prior year fiscal period. The following items primarily contributed to the change:

- Incremental price increases, net of price discounting drove an increase in net sales of approximately $246 million.

- Increase of $161 million due to the Knoll acquisition that was completed on July 19, 2021 of the prior year, net of a decrease in sales related to the divestiture of an owned dealership in the prior year and a decrease related to the closure of Fully of $8 million.

- The additional week during the first quarter of the current year contributed approximately $53 million of the Net sales increase.

- Increased sales volumes within the International Contract & Specialty segment contributed to sales growth in the year by approximately $43 million. The International Contract & Specialty segment's growth was driven, in part, by a strong backlog of orders in the first half of the year.

- Foreign currency translation decreased Net sales by approximately $76 million.

- Decreased sales volume within the Global Retail and Americas segments also offset these increases by approximately $79 million and $199 million, respectively.

Gross Margin

Gross margin was 35.0% for fiscal 2023 as compared to 34.3% for fiscal 2022. The following factors summarize the major drivers of the year-over-year change in gross margin percentage:

- The positive impact of price increases, net of incremental discount, contributed to margin improvement by approximately 360 basis points.

- The impact of amortization of purchased intangibles related to the Knoll acquisition recorded in the prior year that did not occur in the current period had a favorable impact on gross margin of approximately 30 basis points.

- Cost pressures from commodities, storage and handling costs, freight, and product distribution costs decreased gross margin by approximately 190 basis points. These costs offset savings from the realization of incremental synergies associated with the Knoll acquisition as compared to the same period in the prior year.

- Increased labor costs as well as loss of labor and overhead leverage due to reduced production volumes had a negative impact on margin as compared to the same period in the prior year of approximately 80 basis points.

- Unfavorable channel and product mix, as well as charges related to the recording of obsolete inventory along with the closure of the Fully business contributed to the remaining decrease in gross margin.

Operating Expenses

The following chart presents graphically the primary drivers of the year-over-year change in Operating expenses. The amounts presented in the bar graph are expressed in millions and have been rounded.

Change in Operating Expenses
Fiscal 2023 Compared to Fiscal 2022



Operating expenses decreased by $5 million or 0.4% compared to the prior year fiscal period. The following factors contributed to the change:

- Knoll deal and integration related costs and amortization expense decreased $132 million from the prior year period;

- Compensation and benefit costs decreased approximately $14 million, driven primarily by a decrease in variable-based compensation, decreases in discretionary employee benefits, and realization of synergies associated with the Knoll acquisition;

- Favorable foreign currency translation of approximately $11 million primarily related to the International and Specialty segment. These factors were offset in part by;

- Restructuring charges related to voluntary and involuntary reductions in the Company's workforce, charges for the impairment of assets associated with the decision to cease operating Fully as a stand-alone brand and charges related to the impairment of the Knoll trade name contributed to an increase in Operating expenses of approximately $75 million;

- The consolidation of Knoll results for the entirety of the first quarter of fiscal 2023, which increased Operating expenses by $50 million;

- The impact of an extra week in the first quarter of fiscal 2023, which increased Operating expenses by approximately $13 million;

- Studio costs, which increased by approximately $10 million, related to the expansion of physical store locations within the Global Retail segment; and

- Warranty costs, which increased by approximately $8 million in the year driven primarily by a favorable adjustment to the general accrual in the prior year that did not re-occur in the current period and increased warranty expenses in the current year within the Americas segment.

Other Income/Expense

Net other expenses for fiscal 2023 were $70.9 million compared to $48.4 million in fiscal 2022. Other income/expense in the twelve months ended May 28, 2022 included a loss on extinguishment of debt of approximately $13.4 million which represented the premium on early debt redemption. This was offset by increased Interest expense of $36.2 million as compared to the same period of the prior year, driven by higher levels of debt and increased interest rates as compared to the same period of the prior year.

Income Taxes

See Note 11 of the Consolidated Financial Statements for additional information.

Operating Segments Results

The business is comprised of various operating segments as defined by U.S. GAAP. These operating segments are determined on the basis of how the Company internally reports and evaluates financial information used to make operating decisions. The segments identified by the Company include Americas Contract, International Contract & Specialty, and Global Retail. The Company also reports a "Corporate" category consisting primarily of unallocated expenses related to general corporate functions, including, but not limited to, certain legal, executive, corporate finance, information technology, administrative and acquisition-related costs. Effective as of May 29, 2022, the start of fiscal year 2023, the Company implemented an organizational change that resulted in a change in the reportable segments.The Company has recast historical results to reflect this change. For descriptions of each segment, refer to Note 14 of the Consolidated Financial Statements.

The charts below present the relative mix of net sales and operating earnings across each of the Company's segments. This is followed by a discussion of the Company's results, by segment.

Net Sales by Reportable Operating Segment
Fiscal Year Ended June 3, 2023 (in Millions)


$2,026
$1,017
$1,044
Americas
International & Specialty
Global Retail

Net Sales by Reportable Operating Segment
Fiscal Year Ended May 28, 2022 (in Millions)


$1,929
$929
$1,088
Americas
International & Specialty
Global Retail

Operating Earnings (Loss)
by Reportable Operating Segment
Fiscal Year Ended June 3, 2023 (in Millions)


$100
$99
$(16)
$(60)
Americas
International & Specialty
Global Retail
Corporate

Operating Earnings (Loss)
by Reportable Operating Segment
Fiscal Year Ended May 28, 2022 (in Millions)


$(24)
$70
$135
$(141)
Americas
International & Specialty
Global Retail
Corporate

Americas Contract ("Americas")

(Dollars in millions)	Fiscal 2023	Fiscal 2022	Change
Net sales	$ 2,026.1	$ 1,929.1	$ 97.0
Gross margin	611.2	493.1	118.1
Gross margin %	30.2 %	25.6 %	4.6 %
Operating earnings (loss)	99.6	(24.0)	123.6
Operating earnings %	4.9 %	(1.2)%	6.1 %

Net sales increased 5.0%, or 0.3%[(*)] on an organic basis, over the prior year due to:

- Price increases, net of incremental discounting, of approximately $200 million; and

- An increase in sales of $74 million due to the Knoll acquisition that was completed on July 19, 2021. The increase represents the impact of consolidating Knoll results for the entirety of the first quarter of fiscal 2023.

- An increase of approximately $27 million related to the additional week in the first quarter; offset in part by

- The unfavorable impact of foreign currency translation which decreased sales by approximately $6 million; and

- Decreased sales volume of approximately $199 million, which was driven by the impact of a challenging macro-economic environment compounded by pandemic-driven pent-up demand at the start of the prior year.

Operating earnings increased $123.6 million compared to the same period of the prior year due to:

- Increased gross margin of $118.1 million due to the increase in net sales discussed above and an increase in gross margin percentage of 460 basis points. The increase in gross margin percentage was due primarily to:

  - The impact of incremental list price increases, net of contract price discounting, that increased gross margin percentage by 800 basis points; and

  - Amortization of purchased intangibles related to the Knoll acquisition recorded in the prior year that did not occur in the current period. These increases were offset in part by higher commodity and labor costs that decreased gross margin percentage by 320 basis points.

  - Realization of incremental synergies realized in fiscal year 2023 associated with the Knoll acquisition. Partially offset by;

- Decreased operating expenses of $5.5 million. The following factors contributed to the change:

  - Lower amortization and deal and integration charges of $36 million.

  - A decrease in variable based compensation and benefits of $18 million.

  - A decrease in technology program costs of approximately $10 million, Partially offset by;

  - Increased restructuring expenses of approximately $23 million related to voluntary and involuntary reductions in the Company's workforces.

  - An increase of approximately $20 million from consolidating Knoll results for the entirety of the first quarter of fiscal 2023.

  - An increase of approximately $14 million related to the impairment of the Knoll Product trade name.

  - An increase of approximately $6 million related to the additional week in the first quarter of fiscal 2023.

  - The remaining difference is due to a decrease in marketing spend and costs related to product development, incremental savings realized through synergies associated with the Knoll acquisition, offset in part by increased warranty expense in the current year.

(*) Non-GAAP measurements; see accompanying reconciliations and explanations.

International Contract and Specialty ("International & Specialty")

(Dollars in millions)	Fiscal 2023	Fiscal 2022	Change
Net sales	$ 1,017.3	$ 928.5	$ 88.8
Gross margin	424.3	372.6	51.7
Gross margin %	41.7 %	40.1 %	1.6 %
Operating earnings	98.6	69.9	28.7
Operating earnings %	9.7 %	7.5 %	2.2 %

Net sales increased 9.6%, or 7.0%[(*)] on an organic basis, over the prior year due to:

- An increase in sales of $56 million due to the Knoll acquisition that was completed on July 19, 2021. The increase represents the impact of consolidating Knoll results for the entirety of the first quarter of fiscal 2023; and

- Increased sales volume of approximately $43 million; and

- Price increases, net of incremental discounting of $22 million; and

- The positive impact of the additional sales from the additional week in the first quarter of $12 million. Offset in part by;

- Unfavorable foreign currency translation, which reduced sales by approximately $43 million.

Operating earnings increased $28.7 million, or 41.1%, compared to the prior year due to:

- Increased gross margin of $51.7 million due to the increase in sales explained above as well as increased gross margin percentage of 160 basis points due primarily to the leverage of fixed costs on higher sales volume as well as from the impact of amortization of purchased intangibles related to the Knoll acquisition recorded in the prior year that did not occur in the current period; offset in part by

- Increased operating expenses of $23.0 million driven primarily from consolidating Knoll results for the entirety of the first quarter of fiscal 2023, the impact of the additional week in the current period as compared to the prior year, partially offset by the favorable impact of foreign currency translation of $7.7 million and lower amortization and acquisition related deal and integration charges as compared to the same period of the prior year.

(*) Non-GAAP measurements; see accompanying reconciliations and explanations.

Global Retail

(Dollars in millions)	Fiscal 2023	Fiscal 2022	Change
Net sales	$ 1,043.7	$ 1,088.4	$ (44.7)
Gross margin	394.5	487.0	(92.5)
Gross margin %	37.8 %	44.7 %	(6.9)%
Operating (loss) earnings	(15.5)	134.5	(150.0)
Operating earnings %	(1.5)%	12.4 %	(13.9)%

Net sales decreased 4.1% as reported and 5.1%[(*)] on an organic basis, over the prior year due to:

- Decreased sales volumes of approximately $79 million which were driven primarily by changes in customer spending trends;

- Decreased sales in the Fully business of $8 million year over year due to changing demand patterns for Fully product which led to the closure of Fully in the third quarter of fiscal 2023; and

- The unfavorable impact of foreign currency translation, which decreased sales by approximately $27 million. Partially offset by;

- An increase in sales of $31 million due to the Knoll acquisition that was completed on July 19, 2021. The increase represents the impact of consolidating Knoll results for the entirety of the first quarter of fiscal 2023;

- Incremental price increases, net of discounting, of approximately $24 million; and

- The positive impact of additional sales from the extra week in fiscal 2023 of $14 million.

Operating earnings decreased $150.0 million over the prior year due to:

- Decreased gross margin of $92.5 million driven by:

  ◦ Decrease in net sales discussed above as well as decreased gross margin percentage of 690 basis points attributable to the impact of impairment of inventory associated with the decision to cease operating Fully as a stand-alone brand;

  ◦ The unfavorable impact of higher commodity and inventory storage costs;

  ◦ Unfavorable changes in product mix, partially offset in part by the favorable impact of pricing; and

- Increased operating expenses of $57.5 million driven primarily by:

  ◦ Consolidating Knoll results for the entirety of the first quarter of fiscal 2023;

  ◦ Charges for the impairment of assets associated with the decision to cease operating Fully as a stand-alone brand;

  ◦ The impact of the additional week in the current period as compared to the prior year; and

  ◦ Increased costs associated with retail studio locations and digital and technology program costs. These expenses were offset in part by reduced costs associated with variable based compensation and the realization of incremental synergies in fiscal year 2023 associated with the Knoll acquisition.

Corporate

Corporate unallocated expenses totaled $60.4 million for fiscal 2023, a decrease of $80.2 million from fiscal 2022. The decrease was driven primarily by a decrease in deal and integration costs related to the Knoll acquisition of $87.5 million.

(*) Non-GAAP measurements; see accompanying reconciliations and explanations.

Liquidity and Capital Resources

The table below summarizes the net change in cash and cash equivalents for the fiscal years indicated.

	Fiscal Year Ended	
(In millions)	2023	2022
Cash provided by (used in):		
Operating activities	$ 162.9	$ (11.9)
Investing activities	(76.5)	(1,172.4)
Financing activities	(86.8)	1,039.9
Effect of exchange rate changes	(6.4)	(21.7)
Net change in cash and cash equivalents	$ (6.8)	$ (166.1)

Cash Flow — Operating Activities

The principal source of our operating cash flow is net earnings, meaning cash receipts from the sale of our products, net of costs to manufacture, distribute, and market our products. Net cash provided by operating activities for the twelve months ended June 3, 2023 totaled $162.9 million, as compared to cash used of $11.9 million in the twelve months ended May 28, 2022. The increase in cash inflow is due primarily to an increase in earnings of $65.8 million in the current year compared to the prior year as well as a reduction in working capital. Our working capital consists primarily of receivables from customers, inventory, prepaid expenses, accounts payable, accrued compensation, and accrued other expenses. The following all affect these account balances:

- The timing of collection of our receivables;
- The timing of of planned promotional events in the Retail segment;
- Customer demand trends for in-stock products;
- Changes in supply chain lead times; and
- Timing of spending commitments and payments of our accounts payable, accrued expenses, accrued compensation and related benefits.

Cash Flow — Investing Activities

Cash used in investing activities for the twelve months ended June 3, 2023 was $76.5 million, as compared to $1,172.4 million in the twelve months ended May 28, 2022. The decrease in cash outflow in the current year, compared to the prior year, was primarily due to the acquisition of Knoll, which drove a cash outflow, net of cash acquired, of $1,088.5 million in the prior year period. Capital expenditures for the current year were $83.3 million as compared to $94.7 million in the prior year. In the twelve months ended June 3, 2023, we were advanced $13.5 million of cash against the value of company owned life insurance policies.

At the end of the fiscal 2023, there were outstanding commitments for capital purchases of $44.8 million. The Company plans to fund these commitments with cash on hand and/or cash generated from operations. The Company expects capital spending in fiscal 2024 to be between $80 million and $100 million, which will be primarily related to investments in the Company's facilities and equipment, investments to achieve costs synergies related to the Knoll acquisition, and investments associated with achieving the Company's sustainability goals.

Cash Flow — Financing Activities

Cash used in financing activities for the twelve months ended June 3, 2023 was $86.8 million, compared to cash provided by financing activities of $1,039.9 million in the twelve months ended May 28, 2022. The primary driver of the use of cash in fiscal 2023 was net payments on the revolving credit facility and long term debt of $12.6 million. In fiscal 2022, the net source of cash related to net borrowings of $1,007.0 million under the credit agreement the Company entered into in connection with the acquisition of Knoll as well as net proceeds from the credit facility and long term debt of $124.9 million.

Sources of Liquidity

In addition to steps taken to protect its workforce and manage business operations, the Company has taken actions to safeguard its capital position in the current environment. The Company is closely managing spending levels, capital investments, and working capital.

The Company maintains an open market share repurchase program under our existing share repurchase authorization and may repurchase shares from time to time based on management's evaluation of market conditions, share price and other factors.

At the end of fiscal 2023, the Company has a well-positioned balance sheet and liquidity profile. The Company has access to liquidity through credit facilities, cash and cash equivalents and short-term investments. These sources have been summarized below. For additional information, refer to Note 6 to the Consolidated Financial Statements.

(In millions)	June 3, 2023	May 28, 2022
Cash and cash equivalents	$ 223.5	$ 230.3
Availability under revolving lines of credit[(1)]	284.2	296.6
Total liquidity	$ 507.7	$ 526.9

(1) Available access to our revolving line of credit is subject to covenant restrictions outlined in our credit agreement.

Of the cash and cash equivalents noted above at the end of fiscal 2023, the Company had $202.5 million of cash and cash equivalents held outside the United States.

The Company's revolving line of credit, which matures in July, 2026, provides the Company with up to $725 million in revolving variable interest borrowing capacity and allows the Company to borrow incremental amounts, at its option, subject to negotiated terms as outlined in the agreement. Outstanding borrowings bear interest at rates based on the prime rate, federal funds rate, SOFR or negotiated terms as outlined in the agreement.

As of June 3, 2023, the total debt outstanding related to borrowings under the syndicated revolving line of credit was $426.7 million with available borrowings against this facility of $284.2 million.

The Company intends to repatriate $169.4 million of undistributed foreign earnings, all of which is held in cash in certain foreign jurisdictions. The Company has recorded a $5.8 million deferred tax liability related to foreign withholding taxes on these future dividends received in the U.S. from foreign subsidiaries. A significant portion of the $169.4 million of undistributed foreign earnings was previously taxed under the U.S. Tax Cut and Jobs Act (TCJA). The Company intends to remain indefinitely reinvested in the remaining undistributed earnings outside the U.S. which is estimated to be approximately $282.2 million on June 3, 2023.

The Company believes cash on hand, cash generated from operations, and borrowing capacity will provide adequate liquidity to fund near term and foreseeable future business operations, capital needs, future dividends and share repurchases, subject to financing availability in the marketplace.

Contingencies

The Company is involved in legal proceedings and litigation arising in the ordinary course of business. In the opinion of management, the outcome of such proceedings and litigation currently pending will not materially affect the Company's Consolidated Financial Statements. Refer to Note 13 of the Consolidated Financial Statements for more information relating to contingencies.

Basis of Presentation

The Company's fiscal year ends on the Saturday closest to May 31. The fiscal year ended June 3, 2023, contained 53 weeks and the fiscal years ended May 28, 2022 and May 29, 2021 contained 52 weeks. The first quarter of fiscal 2023 contained 14 weeks while the first quarter of fiscal year 2022 and 2021 contained 13 weeks.

Contractual Obligations

Contractual obligations associated with our ongoing business and financing activities will result in cash payments in future periods. The following table summarizes the amounts and estimated timing of these future cash payments. Further information regarding debt obligations can be found in Note 6 of the Consolidated Financial Statements. Additional information related to operating leases can be found in Note 7 of the Consolidated Financial Statements.

(In millions)	Total		2024		2025-2026		2027-2028		Thereafter	
					Payments due by fiscal year					
Short-term borrowings and long-term debt [(1)]	$	1,414.4	$	33.4	$	87.5	$	709.2	$	584.3
Estimated interest on debt obligations [(1)]		163.9		38.1		76.2		44.6		5.0
Operating leases		561.8		81.5		171.4		123.9		185.0
Purchase obligations		91.4		74.7		16.7		—		—
Pension and other post employment benefit plans funding [(2)]		5.2		4.7		0.1		0.1		0.3
Stockholder dividends [(3)]		14.5		14.5		—		—		—
Other [(4)]		6.9		0.8		1.4		1.2		3.5
Total	$	2,258.1	$	247.7	$	353.3	$	879.0	$	778.1

(1) Includes the current portion of long-term debt. Contractual cash payments on long-term debt obligations are disclosed herein based on the amounts borrowed as of June 3, 2023 and the maturity date of the underlying debt. Estimated future interest payments on our outstanding interest-bearing debt obligations are based on interest rates as of June 3, 2023. Actual cash outflows may differ significantly due to changes in borrowings or interest rates.

(2) Pension plan funding commitments are known for a 12-month period for those plans that are funded; unfunded pension and post-retirement plan funding amounts are equal to the estimated benefit payments. As of June 3, 2023, the total projected benefit obligation for our domestic and international employee pension benefit plans was $199.8 million.

(3) Represents the dividend payable as of June 3, 2023. Future dividend payments are not considered contractual obligations until declared.

(4) Other contractual obligations primarily represent long-term commitments related to deferred and supplemental employee compensation benefits, and other post-employment benefits.

Critical Accounting Policies and Estimates

Our goal is to report financial results clearly and understandably. We follow accounting principles generally accepted in the United States in preparing our Consolidated Financial Statements, which require us to make certain estimates and apply judgments that affect our financial position and results of operations. We continually review our accounting policies and financial information disclosures. These policies and disclosures are reviewed at least annually with the Audit Committee of the Board of Directors.

We believe that of our significant accounting policies, which are described in Note 1 of our consolidated financial statements, the following accounting policies and specific estimates involve a greater degree of judgment and complexity.

Business Combinations

Accounting for business combinations requires us to make significant estimates and assumptions, especially at the acquisition date with respect to tangible and intangible assets acquired and liabilities assumed and pre-acquisition contingencies. We use our best estimates and assumptions to accurately assign fair value to the tangible and intangible assets acquired and liabilities assumed at the acquisition date as well as the useful lives of those acquired intangible assets.

We allocate the fair value of purchase consideration to tangible and intangible assets acquired and liabilities assumed based on their estimated fair values. The excess of the fair value of purchase consideration over the fair values of these identifiable assets and liabilities is allocated to goodwill. The allocation of the purchase consideration requires management to make significant estimates and assumptions, especially with respect to intangible assets. These estimates are reviewed with our advisors and can include, but are not limited to:

- future expected cash flows from acquired customer relationships and trade names,

- assumed royalty rates that could be payable if we did not own the trademarks, and

- discount rates

Our estimates of fair value are based upon reasonable assumptions but are inherently uncertain and unpredictable, and as a result, actual results may differ from these estimates. During the measurement period, which is up to one year from the acquisition date, we may record adjustments to the assets acquired and liabilities assumed with the corresponding offset to goodwill. Upon the conclusion of the measurement period, any subsequent adjustments are recorded to earnings. During fiscal 2022, management considered the acquisition of Knoll a material acquisition. There were no material acquisitions during fiscal 2023 or fiscal 2021. See Note 3 to the Consolidated Financial Statements for more information.

Goodwill and Indefinite-lived Intangibles

We perform our annual impairment assessment for goodwill and other indefinite-lived intangible assets each year as of March 31 or more frequently if events or changes in circumstances indicate an impairment might be possible. We may consider qualitative factors to assess if it is more likely than not that the fair value for goodwill or indefinite-lived intangible assets is below the carrying amount. We may also elect to bypass the qualitative assessment and perform a quantitative assessment.

When the Company performs a quantitative assessment, the Company makes estimates about fair value by using a weighting of the income and the market approach. The income approach is based on projected discounted cash flows using a market participant discount rate. The market approach is based on financial multiples of companies comparable to each reporting unit and applies a control premium. We corroborate the fair value through a market capitalization reconciliation to determine if the implied control premium is reasonable based on the qualitative considerations, such as recent market transactions.

The Company believes its assumptions for assessing the impairment of its long-lived assets, goodwill and indefinite-lived trade names are reasonable, but future changes in the underlying assumptions could occur due to the inherent uncertainty in making such estimates.

Further declines in the Company's operating results due to challenging economic conditions, an unfavorable industry or macroeconomic development or other adverse changes in market conditions could change one of the key assumptions the Company uses to calculate the fair value of its long-lived assets, goodwill and indefinite-lived trade names, which could result in a further decline in fair value and require the Company to record an impairment charge in future periods.

Goodwill

Certain business acquisitions have resulted in the recording of goodwill. At June 3, 2023 and May 28, 2022, we had goodwill recorded within the Consolidated Balance Sheets of $1,221.7 million and $1,226.2 million, respectively.

During the third quarter of fiscal year 2023, the Company assessed changes in circumstances that occurred during the quarter to determine if it was more likely than not that the fair values of any reporting units were below their carrying amounts. Although our annual impairment test is performed during the fourth quarter, we perform this qualitative assessment each interim reporting period.

While there was no single determinate event, the consideration in totality of several factors that developed during the third quarter of fiscal year 2023 led us to conclude that it was more likely than not that the fair value of the Global Retail reporting unit was below its carrying amount. These factors included: (i) the decision to discontinue stand-alone operations of the Fully brand and (ii) the assessment of our third quarter results, for which the performance of the Global Retail reporting unit was below management's expectations.

Accordingly, the Company performed an interim quantitative impairment analysis as of March 4, 2023 to determine the fair value of the Global Retail reporting unit as compared to the carrying value. In performing the quantitative impairment test, the Company determined that the fair value of the Global Retail reporting unit exceeded the carrying amount and, as such, the reporting unit was not impaired. The Company determined that the Global Retail reporting unit exceeded its carrying value by 1% and therefore has a heightened risk of future impairments if any assumptions, estimates or market factors change in the future. In completing the quantitative analysis the fair value was estimated using a discount rate of 11.0% and long-term growth rate of 2.5%.

Generally, changes in estimates of expected future cash flows would have a similar effect on the estimated fair value of the reporting unit. For example, a 1.0% decrease in estimated annual future cash flows would decrease the estimated fair value of the reporting unit by approximately 1.0%. The estimated long-term growth rate can have a significant impact on the estimated future cash flows, and therefore, the fair value of each reporting unit. Of the other key assumptions that impact the estimated fair values, most reporting units have the greatest sensitivity to changes in the estimated discount rate.

The Company evaluated the sensitivity of changes in forecasted sales, operating margin and the discount rate for the Global Retail reporting unit. Reducing the Global Retail reporting unit's forecasted sales by 5% in all years, and leaving all other assumptions static, would result in an impairment of $26.0 million. A decrease in the operating margin of 100 basis points would result in an impairment of $60.0 million. An increase in the discount rate of 100 basis points would result in an impairment of $46.0 million.

Each of the reporting units was reviewed for impairment using a qualitative assessment as of March 31, 2023. The Company elected to test each reporting unit qualitatively, as is permitted under ASU 2011-08, Intangibles-Goodwill and Other (Topic

350): Testing Goodwill for Impairment, as the Company concluded it to be more likely than not that their estimated fair values are greater than their respective carrying values. No goodwill impairment charges were recorded in fiscal 2023, 2022, or 2021.

In instances in which a quantitative assessment is performed, the Company utilizes a weighting of the income approach and the market method to estimate the fair value of each reporting unit. These approaches are based on a discounted cash flow analysis and observable comparable company information that use several inputs, including:

- forecasted sales growth rates and operating margins,

- discount rates based on the reporting unit's weighted average cost of capital, and

- revenue and EBITDA of comparable companies

Indefinite-lived Intangible Assets

Certain business acquisitions have resulted in the recording of trade names as indefinite-lived intangible assets, which are not amortized. At June 3, 2023 and May 28, 2022, the Company held trade name assets with a carrying value of $480.7 million and $501.0 million, respectively.

The Company evaluates indefinite-lived trade name intangible assets for impairment using a qualitative assessment annually. The Company also tests for impairment using a quantitative assessment if events and circumstances indicate that it is more likely than not that the fair value of an indefinite-lived intangible asset is below its carrying amount. An impairment charge is recorded if the carrying amount of an indefinite-lived intangible asset exceeds the estimated fair value on the measurement date.

During fiscal 2023, the Company determined through a qualitative assessment that the Knoll trade name carrying value was more then likely above its fair value. As a result, the Company performed a quantitative assessment to determine the fair value and as a result recognized a $19.7 million non-cash impairment charge to the indefinite-lived trade name.

In performing this quantitative assessment, we estimated the fair value using the relief-from-royalty method which requires assumptions related to:

- forecasted sales growth rates,

- assumed royalty rates that could be payable if we did not own the trademark, and

- a market participant discount rate based on a weighted-average cost of capital.

The assumptions used reflect management's best estimate; however, actual results could differ from our estimates. In completing our annual indefinite-lived trade name impairment test, fair value of the Knoll trade name was estimated using a discount rate of 12.0%, royalty rate of 2.00% and long-term growth rate of 2.5%. The Company's estimates of the fair value of its Knoll indefinite-lived intangible asset is sensitive to changes in the key assumptions above as well as projected financial performance. Therefore, a sensitivity analysis was performed on certain key assumptions.

Keeping all other assumptions constant, a 10% decrease in forecasted sales at June 3, 2023 would have resulted in $15.3 million of additional pre-tax impairment charges. Keeping all other assumptions constant, a 100 basis point increase in the discount rate would have resulted in an additional $15.0 million of impairment charges. A decrease in the royalty rate of 25 basis points would result in an additional $20.0 million of impairment charges.

If the estimated cash flows related to the Company's indefinite-lived intangibles were to decline in future periods, the Company may need to record an impairment charge.

Long-lived Assets

The Company evaluates other long-lived assets and acquired business units for indicators of impairment when events or changes in circumstances indicate that the carrying amount of assets may not be recoverable. If such indicators are present, the future undiscounted cash flows attributable to the asset group are compared to the carrying value of the asset or asset group. The judgments regarding the existence of impairment are based on market conditions, operational performance, and estimated future cash flows. If the carrying value of a long-lived asset is considered impaired, an impairment charge is recorded to adjust the asset to its estimated fair value.

In the third quarter of fiscal 2023 the decision was made to cease operating Fully as a stand-alone brand and sales channel and instead sell certain Fully products through other channels already existing within the Global Retail business. Management identified this decision as a indicator of impairment, and accordingly recorded impairment of certain long-lived assets within the Fully asset group. Impairment charges of long-lived assets within the Fully business were $21.5 million in fiscal 2023 and are recorded within "Impairment charges" within the Consolidated Statements of Comprehensive Income. No other asset groups were identified as having indicators of impairment.

The table below provides information related to the impairment of long-lived assets within the Fully asset group during fiscal 2023.

(In millions)	Fully Long-Lived Asset Impairment
Property and equipment	$ 3.8
Right of use assets	6.1
Definite lived trade name	11.6
Total	$ 21.5

In fiscal 2022 the Company recorded a non-cash impairment charge of $15.5 million related to the discontinued use of a long-lived asset that was a direct result of integration activities associated with the Knoll acquisition.

The Company believes its assumptions for assessing the impairment of its long-lived assets, goodwill and indefinite-lived trade names are reasonable, but if actual results are not consistent with management's estimates and assumptions, a material impairment charge could occur, which could have a material adverse effect on our consolidated financial statements.

New Accounting Standards

Refer to Note 1 of the Consolidated Financial Statements for information related to new accounting standards.

Forward Looking Statements

This report includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements relate to future events and anticipated results of operations, business strategies, the anticipated benefits of our acquisition of Knoll, the anticipated impact of the Knoll acquisition on the combined company's business and future financial and operating results, the expected amount and timing of synergies from the Knoll acquisition, and other aspects of our operations or operating results. These forward-looking statements generally can be identified by phrases such as "will," "expects," "anticipates," "foresees," "forecasts," "estimates" or other words or phrases of similar import. It is uncertain whether any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do, what impact they will have on the results of operations and financial condition of MillerKnoll or the price of MillerKnoll's stock. These forward-looking statements involve certain risks and uncertainties, many of which are beyond MillerKnoll's control, that could cause actual results to differ materially from those indicated in such forward-looking statements, including but not limited to: general economic conditions; the impact of and any related company or government policies and actions to protect the health and safety of individuals or government policies or actions to maintain the functioning of national or global economies, and the impact of public health crises, such as pandemics and epidemics; risks related to the additional debt incurred in connection with the Knoll acquisition; MillerKnoll's ability to comply with its debt covenants and obligations; the risk that the anticipated benefits of the Knoll acquisition will be more costly to realize than expected; the effect of the announcement of the Knoll acquisition on the ability of MillerKnoll to retain and hire key personnel and maintain relationships with customers, suppliers and others with whom MillerKnoll does business, or on MillerKnoll's operating results and business generally; the ability to successfully integrate Knoll's operations; the ability of MillerKnoll to implement its plans, forecasts and other expectations with respect to MillerKnoll's business after the completion of the Knoll acquisition and realize expected synergies; business disruption following the Knoll acquisition; the availability and pricing of raw materials; the financial strength of our dealers and the financial strength of our customers; the success of newly-introduced products; the pace and level of government procurement; and the outcome of pending litigation or governmental audits or investigations. For additional information about other factors that could cause actual results to differ materially from those described in the forward-looking statements, please refer to MillerKnoll's periodic reports and other filings with the SEC, including the risk factors identified in this report. The forward-looking statements included in this report are made only as of the date hereof. MillerKnoll does not undertake any obligation to update any forward-looking statements to reflect subsequent events or circumstances, except as required by law.

Item 7A Quantitative and Qualitative Disclosures About Market Risk

The Company manufactures, markets, and sells its products throughout the world and, as a result, is subject to changing economic conditions, which could reduce the demand for its products.

Direct Material Costs

The Company is exposed to risks arising from price changes for certain direct materials and assembly components used in its operations. The largest of such costs incurred by the Company are for steel, plastics, textiles, wood particleboard and aluminum components. The impact from changes in all commodity prices decreased the Company's costs by approximately $3.5 million during fiscal 2023 compared to the prior year primarily due to increased plastic costs offset by decreased steel costs. The impact from changes in commodity prices increased the Company's costs by approximately $55.3 million during fiscal 2022 as compared to fiscal 2021. Note that these changes include the impact of Chinese tariffs on the Company's direct material costs.

The market prices for commodities will fluctuate over time and the Company acknowledges that such changes are likely to impact its costs for key direct materials and assembly components. Consequently, it views the prospect of such changes as an outlook risk to the business.

Significant increases in raw materials can be difficult to offset with price increases due to existing contractual agreements with customers as well as difficulty finding effective financial instruments to hedge these changes. In the short term, our gross margin has been and is expected to be negatively impacted by significant increases in these costs. Our profitability could be negatively impacted in the long term if we are not able to pass along these higher raw material costs to our customers.

Foreign Exchange Risk

The Company primarily manufactures its products in the United States, United Kingdom, Canada, China, Italy, India, Mexico and Brazil. It also sources completed products and product components from outside the United States. The Company's completed products are sold in numerous countries around the world. Sales in foreign countries as well as certain expenses related to those sales are transacted in currencies other than the Company's reporting currency, the U.S. dollar. Accordingly, production costs and profit margins related to these sales are affected by the currency exchange relationship between the countries where the sales take place and the countries where the products are sourced or manufactured. These currency exchange relationships can also impact the Company's competitive positions within these markets.

In the normal course of business, the Company enters into contracts denominated in foreign currencies. The principal foreign currencies in which the Company conducts its business are the British pound sterling, euro, Canadian dollar, Japanese yen, Mexican peso, Hong Kong dollar, Chinese renminbi, and the Danish krone. As of June 3, 2023, the Company had outstanding 35 forward currency instruments designed to offset either net asset or net liability exposure that is denominated in non-functional currencies.

(In millions, except number of forward contracts)

Net Asset Exposure

Currency	Number of Forward Contracts	Net Exposure
USD	6	74.2
DKK	3	11.1
EUR	3	59.3
GBP	3	6.5
KWN	1	2,599.6
SEK	2	21.8
NOK	1	11.9
CNY	1	19.5
JPY	1	403.5
ZAR	1	20.4

Net Liability Exposure

Currency	Number of Forward Contracts	Net Exposure
USD	6	25.4
GBP	2	1.0
AUD	1	5.5
CAD	1	12.9
HKD	1	222.6
CNH	2	194.3

As of May 28, 2022, the Company had outstanding, 22 forward currency instruments designed to offset either net asset or net liability exposure that is denominated in non-functional currencies.

(In millions, except number of forward contracts)

Net Asset Exposure

Currency	Number of Forward Contracts	Net Exposure
USD	6	39.2
EUR	3	66.6
NOK	1	14.0
SEK	1	23.4
GBP	1	1.7
ZAR	1	19.4

Net Liability Exposure

Currency	Number of Forward Contracts	Net Exposure
USD	6	14.9
CAD	2	15.9
GBP	1	41.5

The cost of the foreign currency hedges and remeasuring all foreign currency transactions into the appropriate functional currency resulted in a net gain of $4.8 million in fiscal 2023 compared to net gain of $3.3 million in fiscal 2022 included in net earnings. These amounts are included in Other (income) expense, net in the Consolidated Statements of Comprehensive Income. Additionally, the cumulative effect of translating the balance sheet and income statement accounts from the functional currency into the United States dollar decreased the accumulated comprehensive loss component of total stockholders' equity by $20.1 million compared to an decrease of $90.0 million as of the end of fiscal 2023 and 2022, respectively.

Interest Rate Risk

The Company enters into interest rate swap agreements to manage its exposure to interest rate changes and its overall cost of borrowing. The Company's interest rate swap agreements were entered into to exchange variable rate interest payments for fixed rate payments over the life of the agreement without the exchange of the underlying notional amounts. The notional amount of the interest rate swap agreements is used to measure interest to be paid or received and does not represent the amount of exposure to credit loss. The differential paid or received on the interest rate swap agreements is recognized as an adjustment to interest expense.

These interest rate swap derivative instruments are held and used by the Company as a tool for managing interest rate risk. They are not used for trading or speculative purposes. The counterparties to the swap instruments are large financial institutions that the Company believes are of high-quality creditworthiness. While the Company may be exposed to potential losses due to the credit risk of non-performance by these counterparties, such losses are not anticipated.

In September 2016, the Company entered into an interest rate swap agreement. The interest rate swap is for an aggregate notional amount of $150.0 million with a forward start date of January 3, 2018 and a termination date of January 3, 2028. As a result of the transaction, the Company effectively converted the interest rate on indebtedness anticipated to be borrowed on its revolving line of credit up to the notional amount from a LIBOR-based floating interest rate plus applicable margin to a 1.949% fixed interest rate plus applicable margin as of the forward start date. The swap agreement was amended in February 2023 for each calculation period beginning on February 3, 2023, and thereafter, to replace the LIBOR-based floating interest rate with a Term SOFR rate, and a 1.910% modified fixed interest rate.

In June 2017, the Company entered into a second interest rate swap agreement. The interest rate swap is for an aggregate notional amount of $75.0 million with a forward start date of January 3, 2018 and a termination date of January 3, 2028. As a result of the transaction, the Company effectively converted the interest rate on indebtedness anticipated to be borrowed on its revolving line of credit up to the notional amount from a LIBOR-based floating interest rate plus applicable margin to a 2.387% fixed interest rate plus applicable margin under the agreement as of the forward start date. The swap agreement was amended in February 2023 for each calculation period beginning on February 3, 2023, and thereafter, to replace the LIBOR-based floating interest rate with a Term SOFR rate, and a 2.348% modified fixed interest rate.

In January 2022, the Company entered into a third interest rate swap agreement. The interest rate swap is for an aggregate notional amount of $575.0 million with a forward start date of January 31, 2022 and a maturity date of January 29, 2027. The interest rate swap locked in the Company's interest rate on forecasted outstanding borrowings of $575 million at 1.689% exclusive of the credit spread on the variable rate debt. The Company effectively will convert LIBOR-based floating interest rate plus applicable margin indebtedness to a 1.689% fixed interest rate plus applicable margin under the agreement as of the forward start date. The swap agreement was amended in February 2023 for each calculation period beginning on January 31, 2023, and thereafter, to replace the LIBOR-based floating interest rate with a Term SOFR rate, and a 1.650% modified fixed interest rate.

In February 2023, the Company entered into a fourth interest rate swap agreement. The interest rate swap is for an aggregate notional amount of $150.0 million with a forward start date of March 3, 2023 and a termination date of January 3, 2029. As a result of the transaction, under the terms of the agreement the Company effectively will convert one month Spread Adjusted Term SOFR floating interest rate plus applicable margin to 3.950% fixed interest rate and adjustment % plus applicable margin as of the forward start date. "Spread Adjusted Term SOFR" means Term SOFR plus an adjustment % that varies with tenor. The Company typically selects a one month tenor and that is calculated as the one month Term SOFR rate plus 0.11448%.

The fair market value of the effective interest rate swap instruments was a net asset of $56.9 million at June 3, 2023 compared to a net asset of $31.9 million at May 28, 2022. All cash flows related to the Company's interest rate swap instruments are denominated in U.S. Dollars. For further information, refer to Note 6 and Note 12 of the Consolidated Financial Statements.

Expected cash outflows (notional amounts) over the next five years and thereafter related to debt instruments are as follows.

(In millions)	2024		2025		2026		2027		2028		Thereafter		Total[1]	
Long-Term Debt Instruments:														
Interest rate 1.650%[2]	$	—	$	—	$	—	$	575.0	$	—	$	—	$	575.0
Interest rate 1.910%[2]	$	—	$	—	$	—	$	—	$	150.0	$	—	$	150.0
Interest rate 2.348%[2]	$	—	$	—	$	—	$	—	$	75.0	$	—	$	75.0
Interest rate 3.950%[2]	$	—	$	—	$	—	$	—	$	—	$	150.0	$	150.0

(1) Amount does not include the recorded fair value of the swap instruments.

(2) The Company's revolving credit facility and Term Loans have a variable interest rate, but due to the interest rate swaps, the rate on $150.0 million, $75.0 million, $575.0 million and $150.0 million will be fixed at 1.65%, 1.91%, 2.348% and 3.95%, respectively.

Item 8 Financial Statements and Supplementary Data

MillerKnoll, Inc.

Consolidated Statements of Comprehensive Income

(In millions, except per share data)		Year Ended				
		June 3, 2023		May 28, 2022		May 29, 2021
Net sales	$	4,087.1	$	3,946.0	$	2,465.1
Cost of sales		2,657.1		2,593.3		1,514.0
Gross margin		1,430.0		1,352.7		951.1
Operating expenses:						
Selling, general and administrative		1,126.4		1,204.2		643.8
Impairment charges		41.2		—		—
Restructuring expenses		34.4		—		2.7
Design and research		105.7		108.7		72.1
Total operating expenses		1,307.7		1,312.9		718.6
Operating earnings		122.3		39.8		232.5
Interest expense		74.0		37.8		13.9
Interest and other investment income		2.8		1.6		2.1
Other (income) expense, net		(0.3)		12.2		(7.6)
Earnings (loss) before income taxes and equity income		51.4		(8.6)		228.3
Income tax expense		4.5		11.1		48.3
Equity (loss) earnings from nonconsolidated affiliates, net of tax		(0.8)		—		0.3
Net earnings (loss)		46.1		(19.7)		180.3
Net earnings attributable to redeemable noncontrolling interests		4.0		7.4		5.7
Net earnings (loss) attributable to MillerKnoll, Inc.	**$**	**42.1**	**$**	**(27.1)**	**$**	**174.6**
Earnings (loss) per share - basic	$	0.56	$	(0.37)	$	2.96
Earnings (loss) per share - diluted		0.55		(0.37)		2.94
Other comprehensive income (loss), net of tax						
Foreign currency translation adjustments		(20.1)		(90.0)		52.1
Pension and post-retirement liability adjustments		13.1		13.5		8.8
Unrealized gains on interest rate swap agreement		19.0		34.5		8.1
Unrealized holding (losses) gains on securities		—		—		(0.1)
Other comprehensive income (loss), net of tax		12.0		(42.0)		68.9
Comprehensive income (loss)		58.1		(61.7)		249.2
Comprehensive income attributable to redeemable noncontrolling interests		4.0		4.4		5.7
Comprehensive income (loss) attributable to MillerKnoll, Inc.	**$**	**54.1**	**$**	**(66.1)**	**$**	**243.5**

MillerKnoll, Inc.

Consolidated Balance Sheets

(In millions, except share and per share data)		June 3, 2023		May 28, 2022
ASSETS				
Current Assets:				
Cash and cash equivalents	$	223.5	$	230.3
Accounts receivable, net of allowances of $6.4 and $9.7		334.1		348.9
Unbilled accounts receivable		29.4		32.0
Inventories, net		487.4		587.3
Prepaid expenses		92.7		112.1
Other current assets		9.1		7.3
Total current assets		1,176.2		1,317.9
Property and equipment, net of accumulated depreciation of $1,034.4 and $928.2		536.3		581.5
Right of use assets		415.9		425.8
Goodwill		1,221.7		1,226.2
Indefinite-lived intangibles		480.7		501.0
Other amortizable intangibles, net of accumulated amortization of $185.2 and $134.7		313.1		362.4
Other noncurrent assets		130.9		99.2
Total Assets	**$**	**4,274.8**	**$**	**4,514.0**
LIABILITIES, REDEEMABLE NONCONTROLLING INTERESTS & STOCKHOLDERS' EQUITY				
Current Liabilities:				
Accounts payable	$	269.5	$	355.1
Short-term borrowings and current portion of long-term debt		33.4		29.3
Accrued compensation and benefits		61.7		128.6
Short-term lease liability		77.1		79.9
Accrued warranty		20.8		18.8
Customer deposits		93.8		125.3
Other accrued liabilities		146.5		140.4
Total current liabilities		702.8		877.4
Long-term debt		1,365.1		1,379.2
Pension and post-retirement benefits		7.5		25.0
Lease liabilities		393.7		398.2
Other liabilities		265.5		300.2
Total Liabilities		**2,734.6**		**2,980.0**
Redeemable noncontrolling interests		**107.6**		**106.9**
Stockholders' Equity:				
Preferred stock, no par value (10,000,000 shares authorized, none issued)		—		—
Common stock, $0.20 par value (240,000,000 shares authorized, 75,698,670 and 75,824,241 shares issued and outstanding in 2023 and 2022, respectively)		15.1		15.2
Additional paid-in capital		836.5		825.7
Retained earnings		676.1		693.3
Accumulated other comprehensive loss		(95.1)		(107.1)
Total Stockholders' Equity		**1,432.6**		**1,427.1**
Total Liabilities, Redeemable Noncontrolling Interests and Stockholders' Equity	**$**	**4,274.8**	**$**	**4,514.0**

MillerKnoll, Inc.
Consolidated Statements of Stockholders' Equity

(In millions, except share and per share data)	Common Stock Shares	Amount	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive (Loss) Income	Deferred Compensation Plan	MillerKnoll, Inc. Stockholders' Equity
May 30, 2020	58,793,275	$ 11.8	$ 81.6	$ 693.3	$ (134.0)	$ (0.3)	$ 652.4
Net earnings	—	—	—	174.6	—	—	174.6
Other comprehensive income, net of tax	—	—	—	—	68.9	—	68.9
Stock-based compensation expense	—	—	9.0	—	—	—	9.0
Exercise of stock options	86,238	—	2.6	—	—	—	2.6
Restricted and performance stock units released	114,103	—	0.2	—	—	—	0.2
Employee stock purchase plan issuances	71,468	—	2.1	—	—	—	2.1
Repurchase and retirement of common stock	(38,932)	—	(0.9)	—	—	—	(0.9)
Directors' fees	3,013	—	0.1	—	—	—	0.1
Deferred compensation plan	—	—	—	—	—	0.1	0.1
Dividends declared ($0.56 per share)	—	—	—	(33.4)	—	—	(33.4)
Redemption value adjustment	—	—	—	(15.0)	—	—	(15.0)
Other	—	—	—	(0.2)	—	—	(0.2)
May 29, 2021	59,029,165	$ 11.8	$ 94.7	$ 819.3	$ (65.1)	$ (0.2)	$ 860.5
Net loss	—	—	—	(27.1)	—	—	(27.1)
Other comprehensive loss, net of tax	—	—	—	—	(42.0)	—	(42.0)
Stock-based compensation expense	—	—	31.4	—	—	—	31.4
Restricted stock issuance	611,452	0.1	(0.1)	—	—	—	—
Exercise of stock options	116,178	0.1	3.3	—	—	—	3.4
Restricted and performance stock units released	503,687	0.1	(0.1)	—	—	—	—
Employee stock purchase plan issuances	87,562	—	2.8	—	—	—	2.8
Repurchase and retirement of common stock	(390,979)	(0.1)	(16.1)	—	—	—	(16.2)
Directors' fees direct issuance	23,255	—	0.9	—	—	—	0.9
Director's fees deferred restricted stock units	—	—	0.6	—	—	—	0.6
Deferred compensation plan	—	—	—	—	—	0.2	0.2
Shares issued for the Acquisition of Knoll	15,843,921	3.2	685.1	—	—	—	688.3
Pre-combination expense from Knoll rollover	—	—	22.4	—	—	—	22.4
NCI Adjustment	—	—	0.5	—	—	—	0.5
NCI Valuation	—	—	—	(41.6)	—	—	(41.6)
Restricted stock units dividend reinvestment	—	—	0.3	(0.3)	—	—	—
Dividends declared ($0.75 per share)	—	—	—	(57.0)	—	—	(57.0)
May 28, 2022	75,824,241	$ 15.2	$ 825.7	$ 693.3	$ (107.1)	$ —	$ 1,427.1
Net earnings	—	—	—	42.1	—	—	42.1
Other comprehensive income, net of tax	—	—	—	—	12.0	—	12.0
Stock-based compensation expense	(39,839)	—	20.2	—	—	—	20.2
Exercise of stock options	49,482	—	1.0	—	—	—	1.0
Restricted and performance stock units released	226,657	—	0.4	—	—	—	0.4
Employee stock purchase plan issuances	185,551	—	3.1	—	—	—	3.1
Repurchase and retirement of common stock	(575,207)	(0.1)	(15.9)	—	—	—	(16.0)
Deferred stock unit	—	—	0.6	—	—	—	0.6
Director's fees	27,785	—	0.6	—	—	—	0.6
NCI Valuation	—	—	—	(1.9)	—	—	(1.9)
Dividends declared ($0.75 per share)	—	—	—	(57.2)	—	—	(57.2)
Other	—	—	0.8	(0.2)	—	—	0.6
June 3, 2023	75,698,670	$ 15.1	$ 836.5	$ 676.1	$ (95.1)	$ —	$ 1,432.6

MillerKnoll, Inc.
Consolidated Statements of Cash Flows

(In millions)		Year Ended	
	June 3, 2023	May 28, 2022	May 29, 2021
Cash Flows from Operating Activities:			
Net earnings (loss)	$ 46.1	$ (19.7)	$ 180.3
Adjustments to reconcile net earnings (loss) to net cash provided by operating activities:			
Depreciation expense	115.3	112.0	72.0
Amortization expense	39.8	78.6	15.2
Loss (gain) on sales of property and dealers	—	(1.0)	—
Deferred taxes	(45.3)	(21.7)	7.1
Pension contributions	(11.7)	(5.0)	(5.4)
Impairment charges	57.9	15.5	—
Loss on extinguishment of debt	—	13.4	—
Restructuring expenses	34.0	—	2.7
Stock-based compensation	20.2	31.4	9.0
Amortization of deferred financing costs	4.6	4.2	0.4
(Increase) decrease in long-term assets	(4.7)	(1.6)	1.2
(Decrease) increase in long-term liabilities	(1.8)	(2.1)	16.0
Changes in current assets and liabilities:			
Decrease (increase) in accounts receivable & unbilled accounts receivable	15.6	(92.4)	(14.8)
Decrease (increase) in inventories	81.5	(166.4)	(10.4)
Decrease (increase) in prepaid expenses and other	19.6	(39.6)	(3.9)
(Decrease) increase in accounts payable	(82.5)	51.5	43.2
(Decrease) increase in accrued liabilities	(124.8)	47.2	15.1
Other, net	(0.9)	(16.2)	4.6
Net Cash Provided by (Used in) Operating Activities	162.9	(11.9)	332.3
Cash Flows from Investing Activities:			
Notes receivable issued	(5.1)	(1.2)	(2.0)
Marketable securities purchases	—	—	(5.9)
Marketable securities sales	—	7.7	5.3
Capital expenditures	(83.3)	(94.7)	(59.8)
Proceeds from sales of property and dealers	0.3	2.8	14.0
Proceeds from life insurance policy	13.5	—	—
Acquisitions, net of cash received	—	(1,088.5)	—
Other, net	(1.9)	1.5	(11.5)
Net Cash (Used in) Investing Activities	(76.5)	(1,172.4)	(59.9)
Cash Flows from Financing Activities:			
Proceeds from issuance of debt, net of discounts	—	1,007.0	—
Payments of deferred financing costs	—	(9.3)	—
Repayments of long-term debt	(26.3)	(63.1)	(50.0)
Proceeds from credit facility	929.9	1,026.5	—
Repayments of credit facility	(916.2)	(838.5)	(265.0)
Payment of make whole premium on debt	—	(13.4)	—
Dividends paid	(57.1)	(54.5)	(34.5)
Common stock issued	5.5	7.5	5.0
Common stock repurchased and retired	(16.0)	(16.2)	(0.9)
Distribution to noncontrolling interest	(4.9)	(6.8)	—
Other, net	(1.7)	0.7	(2.3)
Net Cash (Used in) Provided by Financing Activities	(86.8)	1,039.9	(347.7)
Effect of exchange rate changes on cash and cash equivalents	(6.4)	(21.7)	17.7
Net (Decrease) In Cash and Cash Equivalents	(6.8)	(166.1)	(57.6)
Cash and cash equivalents, Beginning of Year	230.3	396.4	454.0
Cash and Cash Equivalents, End of Year	$ 223.5	$ 230.3	$ 396.4
Other Cash Flow Information			
Interest paid	$ 70.6	$ 28.8	$ 12.5
Income taxes paid, net of cash received	$ 34.8	$ 36.9	$ 15.8

Notes to the Consolidated Financial Statements

1. Significant Accounting and Reporting Policies

The following is a summary of significant accounting and reporting policies not reflected elsewhere in the accompanying financial statements.

Principles of Consolidation

The Consolidated Financial Statements include the accounts of MillerKnoll, Inc. and its controlled domestic and foreign subsidiaries. The consolidated entities are collectively referred to as "the Company." All intercompany accounts and transactions have been eliminated in the Consolidated Financial Statements.

Description of Business

The Company researches, designs, manufactures, sells and distributes interior furnishings for use in various environments including office, healthcare, educational and residential settings and provides related services that support companies all over the world. The Company's products are sold primarily through independent contract furniture dealers, retail studios, the Company's eCommerce platforms, direct-mail catalogs, as well as direct customer sales and independent retailers.

MillerKnoll is a collective of dynamic brands that comes together to design the world we live in. A global leader in design, MillerKnoll includes Herman Miller® and Knoll®, as well as Colebrook Bosson Saunders®, DatesWeiser®, Design Within Reach®, Edelman® Leather, Geiger®, HAY®, Holly Hunt®, KnollTextiles®, Maars® Living Walls, Maharam®, Muuto®, NaughtOne®, and Spinneybeck®|FilzFelt®. Combined, MillerKnoll represents over 100 years of design research and exploration in service of humanity. The Company is united by a belief in design as a tool to create positive impact and shape a more sustainable, caring, and beautiful future for all people and the planet.

Fiscal Year

The Company's fiscal year ends on the Saturday closest to May 31. The fiscal year ended June 3, 2023, contained 53 weeks and the fiscal years ended May 28, 2022 and May 29, 2021 contained 52 weeks.

Foreign Currency Translation

The functional currency for most of the foreign subsidiaries is their local currency. The cumulative effects of translating the balance sheet accounts from the functional currency into the United States dollar using fiscal year-end exchange rates and translating revenue and expense accounts using average exchange rates for the period are reflected as a component of Accumulated other comprehensive loss in the Consolidated Balance Sheets.

The financial statement impact of gains and losses resulting from remeasuring foreign currency transactions into the appropriate functional currency resulted in a net loss of $4.8 million, $3.3 million, and $0.8 million for the fiscal years ended June 3, 2023, May 28, 2022, and May 29, 2021, respectively. These amounts are included in Other (income) expense, net in the Consolidated Statements of Comprehensive Income.

Cash Equivalents

The Company holds cash equivalents as part of its cash management function. Cash equivalents include money market funds and time deposit investments with original maturities of less than three months. The carrying value of cash equivalents, which approximates fair value, totaled $40.8 million and $43.1 million as of June 3, 2023 and May 28, 2022, respectively. All cash equivalents are high-credit quality financial instruments and the amount of credit exposure to any one financial institution or instrument is limited.

Marketable Securities

The Company previously maintained a portfolio of marketable securities primarily comprised of mutual funds. These investments were liquidated during fiscal year 2022 resulting in a cash in-flow in that year of approximately $7.7 million.

Allowances for Credit Losses

Allowances for credit losses related to accounts are managed at a level considered by management to be adequate to absorb an estimate of probable future losses existing at the balance sheet date.

In estimating probable losses, we review accounts based on known customer exposures, historical credit experience, and specific identification of other potentially uncollectible accounts. An accounts receivable balance is considered past due when payment is not received within the stated terms. Accounts that are considered to have higher credit risk are reviewed using information available about the debtor, such as financial statements, news reports and published credit ratings. General information regarding industry trends, the economic environment is also used.

We arrive at an estimated loss for specific concerns and estimate an additional amount for the remainder of trade balances based on historical trends and other factors previously referenced. Balances are written off against the reserve once the Company determines the probability of collection to be remote. The Company generally does not require collateral or other security on trade accounts receivable. Subsequent recoveries, if any, are credited to bad debt expense when received.

Concentrations of Credit Risk

The Company's trade receivables are primarily due from independent dealers who, in turn, carry receivables from their customers. The Company monitors and manages the credit risk associated with individual dealers and direct customers where applicable. Dealers are responsible for assessing and assuming credit risk of their customers and may require their customers to provide deposits, letters of credit or other credit enhancement measures. Some sales contracts are structured such that the customer payment or obligation is direct to the Company. In those cases, the Company may assume the credit risk. Whether from dealers or customers, the Company's trade credit exposures are not concentrated with any particular entity.

Inventories

Inventories are valued at the lower of cost or net realizable value and include material, labor and overhead. The Company establishes reserves for excess and obsolete inventory based on prevailing circumstances and judgment for consideration of current events, such as economic conditions, that may affect inventory. The reserve required to record inventory at lower of cost or net realizable value may be adjusted in response to changing conditions, however inventory cannot be subsequently written back up, since the reserve establishes a new (lower) cost basis. Inventory cost is determined using the first in, first out (FIFO) method. Further information on the Company's recorded inventory balances can be found in Note 4 of the Consolidated Financial Statements.

Goodwill and Indefinite-lived Intangible Assets

The changes in the carrying amount of goodwill, by reporting segment, are as follows:

(In millions)		Americas Contract		International Contract & Specialty		Global Retail		Total
Balance at May 29, 2021								
Goodwill	$	194.1	$	103.0	$	174.3	$	471.4
Foreign currency translation adjustments		3.3		8.2		6.8		18.3
Accumulated impairment losses		(36.7)		—		(88.8)		(125.5)
Net goodwill as of May 29, 2021	$	160.7	$	111.2	$	92.3	$	364.2
Balance at May 28, 2022								
Goodwill	$	197.4	$	111.2	$	181.1	$	489.7
Sale of owned dealer		(0.3)		—		—		(0.3)
Acquisition of Knoll		346.0		226.8		330.7		903.5
Foreign currency translation adjustments		23.7		(33.7)		(31.2)		(41.2)
Accumulated impairment losses		(36.7)		—		(88.8)		(125.5)
Net goodwill as of May 28, 2022	$	530.1	$	304.3	$	391.8	$	1,226.2
Balance at June 3, 2023								
Goodwill	$	566.8	$	304.3	$	480.6	$	1,351.7
Foreign currency translation adjustments		(1.7)		(1.3)		(1.5)		(4.5)
Accumulated impairment losses		(36.7)		—		(88.8)		(125.5)
Net goodwill balance as of June 3, 2023	$	528.4	$	303.0	$	390.3	$	1,221.7

Other indefinite-lived assets included in the Consolidated Balance Sheets consist of the following:

(In millions)	Indefinite-lived Intangible Assets
Balance at May 29, 2021	$ 97.6
Foreign currency translation adjustments	(14.6)
Acquisition of Knoll	$ 418.0
Balance at May 28, 2022	$ 501.0
Foreign currency translation adjustments	(0.6)
Impairment charges	(19.7)
Balance at June 3, 2023	$ 480.7

Goodwill is tested for impairment at the reporting unit level annually, or more frequently, when events or changes in circumstances indicate that the fair value of a reporting unit has more likely than not declined below its carrying value. When testing goodwill for impairment, the Company may first assess qualitative factors. If an initial qualitative assessment identifies that it is more likely than not that the carrying value of a reporting unit exceeds its estimated fair value, additional quantitative testing is performed. The Company may also elect to bypass the qualitative testing and proceed directly to the quantitative testing. If the quantitative testing indicates that goodwill is impaired, the carrying value of goodwill is written down to fair value.

Each of the reporting units was reviewed for impairment using a qualitative assessment as of March 31, 2023. The Company elected to test each reporting unit qualitatively, as is permitted under ASU 2011-08, Intangibles-Goodwill and Other (Topic 350): Testing Goodwill for Impairment. The Company concluded it to be more likely than not that their estimated fair values are greater than their respective carrying values.

In connection with the segment reorganization, the Company's reporting units have changed in composition, and goodwill was reallocated between such reporting units using a relative fair value approach. Accordingly, the Company performed interim goodwill impairment tests in the first quarter of 2023 for each reporting unit. Based on the results of the tests performed, the Company determined that the fair value of each reporting unit, both before and after the reorganization, exceeded its respective carrying amount.

During the third quarter of fiscal year 2023, the Company assessed changes in circumstances that occurred during the quarter to determine if it was more likely than not that the fair values of any reporting units were below their carrying amounts. Although our annual impairment test is performed during the fourth quarter, we perform this qualitative assessment each interim reporting period.

While there was no single determinate event, the consideration in totality of several factors that developed during the third quarter of fiscal year 2023 led us to conclude that it was more likely than not that the fair value of the Global Retail reporting unit was below its carrying amount. These factors included: (i) the decision to discontinue stand-alone operations of the Fully brand and (ii) the assessment of our third quarter results, for which the performance of the Global Retail reporting unit was below management's expectations.

Accordingly, the Company performed an interim quantitative impairment analysis as of March 4, 2023 to determine the fair value of the Global Retail reporting unit as compared to the carrying value. The Company utilized a weighting of the income approach and the market approach to estimate the fair value of the Global Retail reporting unit. In performing the quantitative impairment test, the Company determined that the fair value of the Global Retail reporting unit exceeded the carrying amount and, as such, the reporting unit was not impaired. The Company determined that the Global Retail reporting unit exceeded its carrying value by 1% and therefore has a heightened risk of future impairments if any assumptions, estimates or market factors change in the future.

The test for impairment requires the Company to make several estimates about fair value, most of which are based on projected future cash flows and market valuation multiples. We estimated the fair value of the Global Retail reporting unit using a discounted cash flow analysis. The discounted cash flow analysis used the present value of projected cash flows and a residual value.

The Company employed a market-based approach in selecting the discount rate used in our analysis. The discount rate selected represents the market rates of return equal to what the Company believes a reasonable investor would expect to achieve on investments of similar size to the Company's reporting units. The Company believes the discount rate selected in the quantitative assessment is appropriate in that exceeds the estimated weighted average cost of capital for our business as a whole. The results of the impairment test are sensitive to changes in the discount rates and changes in the discount rate may result in future impairment.

The Company evaluated the sensitivity of changes in forecasted sales, operating margin and the discount rate for the Global Retail reporting unit. Reducing the Global Retail reporting unit's forecasted sales by 5% in all years, and leaving all other assumptions static, would result in an impairment of $26.0 million. A decrease in the operating margin of 100 basis points would result in an impairment of $60.0 million. An increase in the discount rate of 100 basis points would result in an impairment of $46.0 million.

The Company evaluates indefinite-lived trade name intangible assets for impairment using a qualitative assessment annually. The Company also tests for impairment using a quantitative assessment if events and circumstances indicate that it is more likely than not that the fair value of an indefinite-lived intangible asset is below its carrying amount. An impairment charge is recorded if the carrying amount of an indefinite-lived intangible asset exceeds the estimated fair value on the measurement date.

During fiscal 2023, the Company determined through a qualitative assessment that the Knoll trade name carrying value was more then likely above its fair value. As a result, the Company performed a quantitative assessment to determine the fair value and as a result recognized a $19.7 million non-cash impairment charge to the indefinite-lived trade name. The carrying value of the Knoll trade name as of the measurement date was $173.0 million. The fair value of the Knoll trade name as of the measurement date is $153.3 million.

In performing this quantitative assessment, we estimated the fair value using the relief-from-royalty method which requires assumptions related to:

- forecasted revenue growth rate,
- assumed royalty rates that could be payable if we did not own the trademark, and
- a market participant discount rate based on a weighted-average cost of capital.

The assumptions used reflect management's best estimate; however, actual results could differ from our estimates. In completing our annual indefinite-lived trade name impairment test, fair value of the Knoll trade name was estimated using a discount rate of 12.0%, royalty rate of 2.00% and long-term growth rate of 2.5%. The Company's estimates of the fair value of its Knoll indefinite-lived intangible asset is sensitive to changes in the key assumptions above as well as projected financial performance. Therefore, a sensitivity analysis was performed on certain key assumptions.

Keeping all other assumptions constant, a 10% decrease in forecasted sales at June 3, 2023 would have resulted in $15.3 million of additional pre-tax impairment charges. A decrease in the royalty rate of 25 basis points would result in an additional $20.0 million of impairment charges. Keeping all other assumptions constant, a 100 basis point increase in the discount rate would have resulted in an additional $15.0 million of impairment charges.

If the estimated cash flows related to the Company's indefinite-lived intangibles were to decline in future periods, the Company may need to record an impairment charge.

Property, Equipment and Depreciation

Property and equipment are stated at cost. The cost is depreciated over the estimated useful lives of the assets using the straight-line method. Estimated useful lives range from 3 to 10 years for machinery and equipment and do not exceed 40 years for buildings. Leasehold improvements are depreciated over the lesser of the lease term or the useful life of the asset. The Company capitalizes certain costs incurred in connection with the development, testing and installation of software for internal use and cloud computing arrangements. Software for internal use is included in property and equipment and is depreciated over an estimated useful life not exceeding 10 years. Depreciation and amortization expense is included in the Consolidated Statements of Comprehensive Income in the Cost of sales, Selling, general and administrative and Design and research line items.

The following table summarizes our property as of the dates indicated:

(In millions)	June 3, 2023	May 28, 2022
Land and improvements	$ 55.1	$ 54.4
Buildings and improvements	393.5	377.2
Machinery and equipment	1,066.6	1,027.0
Construction in progress	55.5	51.1
Accumulated depreciation	(1,034.4)	(928.2)
Property and equipment, net	$ 536.3	$ 581.5

As of the end of fiscal 2023, outstanding commitments for future capital purchases approximated $44.8 million.

Other Long-Lived Assets

The Company reviews the carrying value of long–lived assets for impairment when events or changes in circumstances indicate that the carrying amount of assets may not be recoverable. If such indicators are present, the future undiscounted cash flows attributable to the asset or asset group are compared to the carrying value of the asset or asset group. If such assets are considered to be impaired, the impairment amount to be recognized is the amount by which the carrying value of the assets exceeds their fair value.

Amortizable intangible assets within Other amortizable intangibles, net in the Consolidated Balance Sheets consist primarily of patents, trademarks and customer relationships. The customer relationships intangible asset is comprised of relationships with customers, specifiers, networks, dealers and distributors. Refer to the following table for the combined gross carrying value and accumulated amortization for these amortizable intangibles.

	June 3, 2023					
(In millions)	Patent and Trademarks	Customer Relationships	Designs and Patterns	Backlog	Other	Total
Gross carrying value	$ 60.1	$ 355.1	$ 42.0	$ 28.4	$ 12.7	$ 498.3
Accumulated amortization	30.8	95.8	9.2	28.4	9.4	173.6
Impairment	11.6	—	—	—	—	11.6
Net	$ 17.7	$ 259.3	$ 32.8	$ —	$ 3.3	$ 313.1

	May 28, 2022					
	Patent and Trademarks	Customer Relationships	Designs and Patterns	Backlog	Other	Total
Gross carrying value	$ 57.9	$ 355.8	$ 42.0	$ 29.8	$ 11.6	$ 497.1
Accumulated amortization	24.7	66.0	5.9	29.8	8.3	134.7
Net	$ 33.2	$ 289.8	$ 36.1	$ —	$ 3.3	$ 362.4

The Company amortizes these assets over their remaining useful lives using the straight-line method over periods ranging from 1 year to 20 years, or on an accelerated basis, to reflect the expected realization of the economic benefits. It is estimated that the weighted-average remaining useful life of the patents and trademarks is approximately 3.6 and the weighted-average remaining useful life of the customer relationships is 9.6.

Estimated amortization expense on existing amortizable intangible assets as of June 3, 2023, for each of the succeeding five fiscal years, is as follows:

(In millions)	
2024	$ 36.6
2025	36.4
2026	35.8
2027	33.2
2028	29.0

In the third quarter of fiscal 2023 the decision was made to cease operating Fully as a stand-alone brand and sales channel and instead sell certain Fully products through other channels of the Global Retail business. As a result of this decision, the

Company recorded asset Impairment charges related to Other Long-Lived Assets of $21.5 million in the third quarter of fiscal 2023. Of this amount, $11.6 million of the impairment related to the Fully trade name.

The table below provides information related to the impairments recognized during the third quarter of fiscal 2023. These charges are included in "Impairment charges" and "Cost of sales" within the Consolidated Statements of Comprehensive Income.

(In millions)		Impairment Charge
Property and equipment		3.8
Right of use asset		6.1
Trade name		11.6
Total	$	21.5

Self-Insurance

The Company is partially self-insured for general liability, workers' compensation and certain employee health and dental benefits under insurance arrangements that provide for third-party coverage of claims exceeding the Company's loss retention levels. The Company's health benefit and auto liability retention levels do not include an aggregate stop loss policy. The Company's retention levels designated within significant insurance arrangements as of June 3, 2023, are as follows:

(In millions)		Retention Level (per occurrence)
General liability	$	1.00
Auto liability	$	1.00
Workers' compensation	$	0.75
Health benefit	$	0.50

The Company accrues for its self-insurance arrangements, as well as reserves for health, prescription drugs, and dental benefit exposures based on actuarial estimates, which are recorded in Other liabilities in the Consolidated Balance Sheets. The value of the liability as of June 3, 2023 and May 28, 2022 was $13.2 million and $14.7 million, respectively. The actuarial valuations are based on historical information along with certain assumptions about future events. Changes in assumptions for such matters as legal actions, medical costs, payment lag times and changes in actual experience could cause these estimates to change. The general, auto, and workers' compensation liabilities are managed through the Company's wholly-owned insurance captive.

Research, Development and Other Related Costs

Research, development, pre-production and start-up costs are expensed as incurred. Research and development ("R&D") costs consist of expenditures incurred during the course of planned research and investigation aimed at discovery of new knowledge useful in developing new products or processes. R&D costs also include the enhancement of existing products or production processes and the implementation of such through design, testing of product alternatives or construction of prototypes. R&D costs included in Design and research expense in the accompanying Consolidated Statements of Comprehensive Income are $67.6 million, $71.1 million and $50.8 million, in fiscal 2023, 2022, and 2021, respectively.

Royalty payments made to designers of the Company's products as the products are sold are variable costs based on product sales. These expenses totaled $38.1 million, $37.6 million and $21.3 million in fiscal years 2023, 2022 and 2021 respectively. They are included in Design and research expense in the accompanying Consolidated Statements of Comprehensive Income.

Customer Payments and Incentives

We offer various sales incentive programs to our customers, such as rebates and discounts. Programs such as rebates and discounts are adjustments to the selling price and are therefore characterized as a reduction to net sales.

Revenue Recognition

The Company recognizes revenue when performance obligations, based on the terms of customer contracts, are satisfied. This happens when control of goods and services based on the contract have been conveyed to the customer. Revenue for the sale of products is recognized at the point in time when control transfers, generally upon transfer of title and risk of loss to the customer. Revenue for services is recognized over time as the services are provided. The method of revenue recognition may vary, depending on the type of contract with the customer, as noted in the section "Disaggregated Revenue" in Note 2 of the Consolidated Financial Statements.

The Company's contracts with customers include master agreements and certain other forms of contracts, which do not reach the level of a performance obligation until a purchase order is received from a customer. At the point in time that a purchase order under a contract is received by the Company, the collective group of documents represent an enforceable contract between the Company and the customer. While certain customer contracts may have a duration of greater than a year, all purchase orders are less than a year in duration. As of June 3, 2023, all unfulfilled performance obligations are expected to be fulfilled in the next twelve months.

Variable consideration exists within certain contracts that the Company has with customers. When variable consideration is present in a contract with a customer, the Company estimates the amount that should be included in the transaction price utilizing either the expected value method or the most likely amount method, depending on the nature of the variable consideration. These estimates are primarily related to rebate programs which involve estimating future sales amounts and rebate percentages to use in the determination of transaction price. Variable consideration is included in the transaction price if, in the Company's judgment, it is probable that a significant future reversal of cumulative revenue under the contract will not occur. Adjustments to net sales from changes in variable consideration related to performance obligations completed in previous periods are not material to the Company's financial statements. Also, the Company has no contracts with significant financing components.

The Company accounts for shipping and handling activities as fulfillment activities and these costs are accrued within Cost of sales at the same time revenue is recognized. The Company does not record revenue for sales tax, value added tax or other taxes that are collected on behalf of government entities. The Company's revenue is recorded net of these taxes as they are passed through to the relevant government entities. The Company has recognized incremental costs to obtain a contract as an expense when incurred as the amortization period is less than one year. The Company has not adjusted the amount of consideration to be received for any significant financing components as the Company's contracts have a duration of one year or less.

Leases

The Company accounts for leases in accordance with ASC Topic 842, Leases, ("ASC 842"). For any new or modified lease, the Company, at the inception of the contract, determines whether a contract is or contains a lease. A lease exists when a contract conveys to the customer the right to control the use of identified property, plant, or equipment for a period of time in exchange for consideration. The Company records right-of use ("ROU") assets and lease obligations for its finance and operating leases, which are initially recognized based on the discounted future lease payments over the term of the lease. As the rate implicit in the Company's leases is not easily determinable, the Company's applicable incremental borrowing rate is used in calculating the present value of the sum of the lease payments.

As none of the Company's leases provide an implicit discount rate, the Company uses an estimated incremental borrowing rate at the lease commencement date in determining the present value of the lease payments. Relevant information used in determining the Company's incremental borrowing rate includes the duration of the lease, location of the lease, and the Company's credit risk relative to risk-free market rates.

Lease term is defined as the non-cancelable period of the lease plus any options to extend or terminate the lease when it is reasonably certain that the Company will exercise the option. Leases, and any leasehold improvements, are depreciated over the expected lease term. Additionally, certain leases include renewal or termination options, which can be exercised at the Company's discretion. Lease terms include the non-cancelable portion of the underlying leases along with any reasonably certain lease periods associated with available renewal periods. The Company's leases do not contain any residual value guarantees or material restrictive covenants.

Variable lease costs associated with the Company's leases are recognized when the event, activity, or circumstance in the lease agreement on which those payments are assessed occurs. Variable lease costs are presented as Operating expenses in the Company's Consolidated Statements of Comprehensive Income in the same line item as the expense arising from fixed lease payments for operating leases.

The Company determines if an arrangement is a lease at contract inception. Arrangements that are leases with an initial term of 12 months or less are not recorded in the Consolidated Balance Sheets, and the Company recognizes lease expense for these leases on a straight-line basis over the lease term. If leased assets have leasehold improvements, the depreciable life of those leasehold improvements are limited by the expected lease term.

ROU assets for operating leases are subject to the long-lived assets impairment guidance in ASC Subtopic 360-10, Property, Plant, and Equipment. The Company monitors for events or changes in circumstances that require a reassessment of a lease. When a reassessment results in the remeasurement of a lease liability, a corresponding adjustment is made to the carrying amount of the corresponding ROU asset unless doing so would reduce the carrying amount of the ROU asset to an amount less than zero. In that case, the amount of the adjustment that would result in a negative ROU asset balance is recorded in profit or loss.

Cost of Sales

The Company includes material, labor and overhead in cost of sales. Included within these categories are items such as freight charges, warehousing costs, internal transfer costs and other costs of its distribution network.

Selling, General and Administrative

The Company includes costs not directly related to the manufacturing of its products in the Selling, general and administrative line item within the Consolidated Statements of Comprehensive Income. Included in these expenses are items such as compensation expense, rental expense, warranty expense and travel and entertainment expense.

Income Taxes

Deferred tax assets and liabilities are recognized for the expected future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using the enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to reverse.

The Company's annual effective tax rate is based on income, statutory tax rates and tax planning strategies available in the various jurisdictions the Company operates. Complex tax laws can be subject to different interpretations by the Company and the respective government authorities. Judgment is required in evaluating tax positions and determining our tax expense. Tax positions are reviewed quarterly and tax assets and liabilities are adjusted as new information becomes available.

In evaluating the Company's ability to recover deferred tax assets within the jurisdiction from which they arise, the Company considers all positive and negative evidence. These assumptions require judgment about forecasts of future taxable income.

Stock-Based Compensation

The Company has several stock-based compensation plans, which are described in Note 10 of the Consolidated Financial Statements. Our policy is to expense stock-based compensation using the fair-value based method of accounting for all awards granted.

Earnings per Share

Basic earnings per share (EPS) excludes the dilutive effect of common shares that could potentially be issued, due to the exercise of stock options or the vesting of restricted shares and is computed by dividing net earnings by the weighted-average number of common shares outstanding for the period. Diluted EPS is computed by dividing net earnings by the sum of the weighted-average number of shares outstanding, plus all dilutive shares that could potentially be issued. When in a loss position, basic and diluted EPS use the same weighted-average number of shares outstanding. Refer to Note 9 of the Consolidated Financial Statements for further information regarding the computation of EPS.

Comprehensive Income

Comprehensive income consists of net earnings, foreign currency translation adjustments, unrealized holding gains on securities, unrealized gains on interest rate swap agreement and pension and post-retirement liability adjustments. Refer to Note 15 of the Consolidated Financial Statements for further information regarding comprehensive income.

Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value

The Company classifies and discloses its fair value measurements in one of the following three categories:

- Level 1 — Financial instruments with unadjusted, quoted prices listed on active market exchanges.

- Level 2 — Financial instruments lacking unadjusted, quoted prices from active market exchanges, including over-the-counter traded financial instruments. Financial instrument values are determined using prices for recently traded financial instruments with similar underlying terms and direct or indirect observational inputs, such as interest rates and yield curves at commonly quoted intervals.

- Level 3 — Financial instruments not actively traded on a market exchange and there is little, if any, market activity. Values are determined using significant unobservable inputs or valuation techniques.

See Note 12 of the Consolidated Financial Statements for the required fair value disclosures.

Derivatives and Hedging

The Company calculates the fair value of financial instruments using quoted market prices whenever available. The Company utilizes derivatives to manage exposures to foreign currency exchange rates and interest rate risk. The fair values of all derivatives are recognized as assets or liabilities at the balance sheet date. Changes in the fair value of these instruments are reported within Other (income) expense, net in the Consolidated Statements of Comprehensive Income, or Accumulated other comprehensive loss within the Consolidated Balance Sheets, depending on the use of the derivative and whether it qualifies for hedge accounting treatment.

Gains and losses on derivatives that are designated and qualify as cash flow hedging instruments are recorded in Accumulated Other Comprehensive Loss, to the extent the hedges are effective, until the underlying transactions are recognized in the Consolidated Statements of Comprehensive Income. Derivatives not designated as hedging instruments are marked-to-market at the end of each period with the results included in Consolidated Statements of Comprehensive Income.

See Note 12 of the Consolidated Financial Statements for further information regarding derivatives.

Recently Issued Accounting Standards Not Yet Adopted

The Company evaluates all Accounting Standards Updates ("ASUs") issued by the Financial Accounting Standards Board ("FASB") for consideration of their applicability to our consolidated financial statements. We have assessed all ASUs issued but not yet adopted and concluded that those not disclosed are not relevant to the Company or are not expected to have a material impact.

2. Revenue from Contracts with Customers

Disaggregated Revenue

The Company's revenue is comprised primarily of sales of products and installation services. Depending on the type of contract, the method of accounting and timing of revenue recognition may differ. Below, descriptions have been provided that summarize the Company's different types of contracts and how revenue is recognized for each.

- Single Performance Obligations - these contracts are transacted with customers and include only the product performance obligation. Most commonly, these contracts represent master agreements with independent third party dealers in which a purchase order represents the customer contract, point of sale transactions through the Retail segment, as well as customer purchase orders within the Americas Contract and International Contract & Specialty segments. For contracts that include a single performance obligation, the Company records revenue at the point in time when control has transferred to the customer.

- Multiple Performance Obligations - these contracts are transacted with customers and include more than one performance obligation; products, which are shipped to the customer by the Company, and installation and other services, which are primarily fulfilled by independent third-party dealers. For contracts that include multiple performance obligations, the Company records revenue for the product performance obligation at the point in time when control transfers, generally upon transfer of title and risk of loss to the customer. In most cases, the Company has concluded that it is the agent for the installation services performance obligation and as such, the revenue and costs of these services are recorded net within Net sales in the Company's Consolidated Statements of Comprehensive Income.

  In certain instances, entities owned by the Company, rather than independent third-party dealers, perform installation and other services. In these cases, Service revenue is generated by the Company's entities that provide installation services, and is recognized by the Company over time as the services are provided. For contracts with multiple performance obligations, the Company allocates the transaction price to each performance obligation based on relative standalone selling prices.

- Other - these contracts are comprised mainly of alliance fee arrangements, whereby the Company earns revenue for allowing other furniture sellers access to its dealer distribution channel, as well as other miscellaneous selling arrangements. Revenue from alliance contracts are recorded at the point in time in which the sale is made by other furniture sellers through the Company's sales channel.

Revenue disaggregated by contract type has been provided in the table below:

		Year Ended		
(In millions)		June 3, 2023		May 28, 2022
Net sales:				
Single performance obligation				
Product revenue	$	3,816.5	$	3,660.1
Multiple performance obligations				
Product revenue		254.1		265.3
Service revenue		3.4		8.6
Other		13.1		12.0
Total	$	4,087.1	$	3,946.0

The Company internally reports and evaluates products based on the categories Workplace, Performance Seating, Lifestyle, and Other. A description of these categories is included below.

The Workplace category includes products centered on creating highly functional and productive settings for both groups and individuals. This category focuses on the development of products, beyond seating, that define boundaries, support work, and enable productivity.

The Performance Seating category includes products centered on seating ergonomics, productivity, and function across an evolving and diverse range of settings. This category focuses on the development of ergonomic seating solutions for specific use cases requiring more than basic utility.

The Lifestyle category includes products focused on bringing spaces to life through beautiful yet functional products. This category focuses on the development of products that support a way of living, in thoughtful yet elevated ways. The products in this category help create emotive and visually appealing spaces via a portfolio that offers diversity in aesthetics, price, and performance.

Revenue disaggregated by product type and segment has been provided in the table below:

(In millions)	Year Ended			
		June 3, 2023		May 28, 2022
Americas Contract:				
Workplace	$	1,305.8	$	1,229.2
Performance Seating		437.8		442.6
Lifestyle		257.9		221.2
Other[1]		24.6		36.1
Total Americas Contract	$	2,026.1	$	1,929.1
International Contract & Specialty:				
Workplace	$	170.1	$	143.7
Performance Seating		252.2		242.0
Lifestyle		394.5		348.6
Other[1]		200.5		194.2
Total International Contract & Specialty	$	1,017.3	$	928.5
Global Retail:				
Workplace	$	83.8	$	111.5
Performance Seating		210.7		258.2
Lifestyle		747.6		716.8
Other[1]		1.6		1.9
Total Global Retail	$	1,043.7	$	1,088.4
Total	$	4,087.1	$	3,946.0

(1) "Other" primarily consists of uncategorized product sales and service sales.

Refer to Note 14 of the Consolidated Financial Statements for further information related to our segments.

Sales by geographic area are based on the location of the customer. Long-lived assets consist of long-term assets of the Company, excluding financial instruments, deferred tax assets and long-term intangibles. The following is a summary of geographic information for the years indicated. Individual foreign country information is not provided as none of the individual foreign countries in which the Company operates are considered material for separate disclosure based on quantitative and qualitative considerations.

(In millions)	Year Ended					
		June 3, 2023		May 28, 2022		May 29, 2021
Net sales:						
United States	$	2,918.0	$	2,818.4	$	1,728.9
International		1,169.1		1,127.6		736.2
Total	$	4,087.1	$	3,946.0	$	2,465.1
Long-lived assets:						
United States	$	518.7	$	531.2	$	311.1
International		135.6		144.9		70.6
Total	$	654.3	$	676.1	$	381.7

The Company approximates that no single dealer accounted for more than 4% of the Company's net sales in the fiscal year ended June 3, 2023. The Company estimates that the largest single end-user customer accounted for $174.9 million, $114.4 million and $113.0 million of the Company's net sales in fiscal 2023, 2022 and 2021, respectively. This represents approximately 4% of the Company's net sales in fiscal 2023, 3% in 2022, and 5% in 2021. The Company's ten largest customers in the aggregate accounted for approximately 14% of net sales in fiscal 2023, 11% of net sales in fiscal 2022, and 17% of net sales in fiscal 2021.

Contract Assets and Contract Liabilities

The Company records contract assets and contract liabilities related to its revenue generating activities. Contract assets include certain receivables from customers that are unconditional as all performance obligations with respect to the contract with the customer have been completed. These amounts represent trade receivables and they are recorded within Accounts receivable, net in the Consolidated Balance Sheets.

Contract assets also include amounts that are conditional because certain performance obligations in contracts with customers are incomplete as of the balance sheet date. These contract assets generally arise due to contracts with customers that include multiple performance obligations, e.g., both the product that is shipped to the customer by the Company, as well as installation services provided by independent third-party dealers. For these contracts, the Company recognizes revenue upon satisfaction of the product performance obligation. These contract assets are included in Unbilled accounts receivable in the Consolidated Balance Sheets until all performance obligations in the contract with the customer have been satisfied.

Contract liabilities represent deposits made by customers before the satisfaction of performance obligation and recognition of revenue. Upon completion of the performance obligation(s) that the Company has with the customer based on the terms of the contract, the liability for the customer deposit is relieved and revenue is recognized. These customer deposits are included within Customer deposits in the Consolidated Balance Sheets. During the twelve months ended June 3, 2023, the Company recognized net sales of $117.7 million related to customer deposits that were included in the balance sheet as of May 28, 2022.

3. Acquisitions and Divestitures

Knoll, Inc.

On July 19, 2021, the Company completed its acquisition of Knoll, a leader in the design, manufacture, marketing, and sale of high-end furniture products and accessories for workplace and residential markets. The Company has included the financial results of Knoll in the consolidated financial statements from the date of acquisition. The transaction costs associated with the acquisition, which included financial advisory, legal, proxy filing, regulatory and financing fees, were approximately $30.0 million for the twelve months ended May 28, 2022 and were recorded in general and administrative expenses.

Under the terms of the Agreement and Plan of Merger, each issued and outstanding share of Knoll common stock (excluding shares exercising dissenters rights, shares owned by Knoll as treasury stock, shares owned by the deal parties or their subsidiaries, or shares subject to Knoll restricted stock awards) was converted into a right to receive 0.32 shares of Herman Miller, Inc. (now MillerKnoll, Inc.) common stock and $11.00 in cash, without interest. The acquisition date fair value of the consideration transferred for Knoll was approximately $1,887.3 million, which consisted of the following (in millions, except share amounts):

	Knoll Shares	Herman Miller, Inc (now MillerKnoll, Inc.) Shares Exchanged	Fair Value
Cash Consideration:			
Shares of Knoll Common Stock issued and outstanding at July 19, 2021	49,444,825		$ 543.9
Knoll equivalent shares for outstanding option awards, outstanding awards of restricted common stock held by non-employee directors and outstanding awards of performance units held by individuals who are former employees of Knoll and remain eligible to vest at July 19, 2021	184,857		1.4
Total number of Knoll shares for cash consideration	49,629,682		
Shares of Knoll Preferred Stock issued and outstanding at July 19, 2021	169,165		254.4
Consideration for payment to settle Knoll's outstanding debt			376.9
Share Consideration:			
Shares of Knoll Common Stock issued and outstanding at July 19, 2021	49,444,825		
Knoll equivalent shares for outstanding awards of restricted common stock held by non-employee directors and outstanding awards of performance units held by individuals who are former employees of Knoll and remain eligible to vest at July 19, 2021	74,857		
Total number of Knoll shares for share consideration	49,519,682	15,843,921	688.3
Replacement Share-Based Awards:			
Outstanding awards of Knoll Restricted Stock and Performance units relating to Knoll Common Stock at July 19, 2021			22.4
Total acquisition date fair value of consideration transferred			$ 1,887.3

The aggregate cash paid in connection with the Knoll acquisition was $1,176.6 million. MillerKnoll funded the acquisition through cash on-hand and debt proceeds, as described in Note 6. Short-Term Borrowings and Long-Term Debt.

Outstanding unvested restricted stock awards, performance stock awards, performance stock units, and restricted stock units with a preliminary estimated fair value of $53.4 million automatically converted into Company awards. Of the total fair value, $22.4 million was allocated to purchase consideration and $31.0 million was allocated to future services and will be expensed over the remaining service periods on a straight-line basis. Per the terms of the converted awards any qualifying termination within the twelve months subsequent to the acquisition will result in accelerated vesting and related recognition of expense.

The transaction was accounted for as a business combination which requires that assets and liabilities assumed be recognized at their fair value as of the acquisition date. The following table summarizes the fair value of assets acquired and liabilities assumed as of the date of acquisition:

(In millions)		Fair Value
Cash	$	88.0
Accounts receivable		82.3
Inventories		219.9
Other current assets		29.2
Property and equipment		296.5
Right-of-use assets		202.7
Intangible assets		756.6
Goodwill		903.5
Other noncurrent assets		25.1
Total assets acquired	$	2,603.8
Accounts payable		144.0
Other current liabilities		153.1
Lease liabilities		177.8
Other liabilities		241.6
Total liabilities assumed		716.5
Net Assets Acquired	$	1,887.3

The excess of purchase consideration over the fair value of net tangible and identifiable intangible assets acquired was recorded as goodwill. Goodwill is attributed to the assembled workforce of Knoll and anticipated operational synergies. Goodwill related to the acquisition was allocated to each of the reporting segments with a total value as of the opening balance sheet date of $903.5 million. Goodwill arising from the acquisition is not expected to be deductible for tax reporting purposes.

Certain measurement period adjustments were made during the twelve months ended May 28, 2022 to the preliminary fair values resulting in a net decrease to goodwill of $22.4 million primarily related to adjustments to the value of certain liabilities acquired and the fair value of intangible assets acquired. The allocation of purchase price was completed in the fourth quarter of fiscal year 2022.

The following table summarizes the acquired identified intangible assets, valuation method employed, useful lives and fair value, as determined by the Company as of the acquisition date:

(In millions)	Valuation Method	Useful Life (years)	Fair Value	
Backlog	Multi-Period Excess Earnings	Less than 1 Year	$	27.6
Trade name - indefinite lived	Relief from Royalty	Indefinite		418.0
Trade name - amortizing	Relief from Royalty	5-10 Years		14.0
Designs	Relief from Royalty	9-15 years		40.0
Customer Relationships	Multi-Period Excess Earnings	2-15 years		257.0
Total			$	756.6

Contract Furniture Dealership Divestiture

On January 31, 2022, the Company completed the sale of a wholly-owned contract furniture dealership in Toronto, Canada for cash consideration of $2.8 million. A pre-tax gain of $2.0 million was recognized as a result of the sale within Selling, general and administrative within the Consolidated Statements of Comprehensive Income.

4. Inventories

(In millions)		June 3, 2023		May 28, 2022
Finished goods and work in process	$	357.2	$	441.6
Raw materials		130.2		145.7
Total	$	487.4	$	587.3

Inventories are primarily valued using the first-in first-out method.

5. Investments in Nonconsolidated Affiliates

The Company has certain investments in entities that are accounted for using the equity method ("nonconsolidated affiliates"). The investments are included in Other noncurrent assets in the Consolidated Balance Sheets and the equity earnings are included in Equity (loss) earnings from nonconsolidated affiliates, net of tax in the Consolidated Statements of Comprehensive Income. Refer to the tables below for the investment balances that are included in the Consolidated Balance Sheets and for the equity earnings that are included in the Consolidated Statements of Comprehensive Income.

(In millions)	June 3, 2023	May 28, 2022
Investments in nonconsolidated affiliates	$ 8.5	$ 9.9

(In millions)	June 3, 2023	May 28, 2022	May 29, 2021
Equity (loss) earnings from nonconsolidated affiliates, net of tax	$ (0.8)	$ —	$ 0.3

The Company had an ownership interest in two nonconsolidated affiliates at June 3, 2023. Refer to the Company's ownership percentages shown below:

Ownership Interest	June 3, 2023	May 28, 2022
Kvadrat Maharam Pty Limited	50.0%	50.0%
Global Holdings Netherlands B.V. (Maars)	48.2%	48.2%

Kvadrat Maharam

The Kvadrat Maharam Pty Limited nonconsolidated affiliate is a distribution entity engaged in selling decorative upholstery, drapery and wall covering products.

Maars

On August 31, 2018, the Company acquired 48.2% of the outstanding equity of Global Holdings Netherlands B.V., which owns 100% of Maars Holding B.V. ("Maars"), a Harderwijk, Netherlands-based worldwide leader in the design and manufacturing of interior wall solutions. The Company acquired its 48.2% ownership interest in Maars for approximately $6.1 million in cash. The entity is accounted for using the equity method of accounting as the Company has significant influence, but not control, over the entity.

As of the August 31, 2018 acquisition date, the Company's investment value in Maars was $3.1 million more than the Company's proportionate share of the underlying net assets. This amount represented the difference between the price that the Company paid to acquire 48.2% of the outstanding equity and the carrying value of the net assets of Maars. Of this difference, $2.7 million is being amortized over the remaining useful lives of the assets, while $0.4 million is considered a permanent difference.

In the fourth quarter of fiscal 2023, the Company determined the fair value was less than the carrying value and concluded the impairment was other-than-temporary and recorded an impairment charge of approximately $1.0 million within Other income and expense in the Consolidated Statements of Comprehensive Income. At June 3, 2023, the Company's investment value in Maars is $1.0 million more than the Company's proportionate share of the underlying net assets, the total of which is being amortized over the remaining useful lives of the assets.

Transactions with Nonconsolidated Affiliates

Sales to and purchases from nonconsolidated affiliates were as follows for the periods presented below:

(In millions)	June 3, 2023	May 28, 2022	May 29, 2021
Sales to nonconsolidated affiliates	$ 2.8	$ 0.7	$ 1.0
Purchases from nonconsolidated affiliates	$ —	$ 0.6	$ 0.3

Balances due to or due from nonconsolidated affiliates were as follows for the periods presented below:

(In millions)	June 3, 2023	May 28, 2022
Receivables from nonconsolidated affiliates	$ 0.5	$ 0.3
Payables to nonconsolidated affiliates	$ —	$ —

6. Short-Term Borrowings and Long-Term Debt

Long-term debt consisted of the following obligations:

(In millions)	June 3, 2023		May 28, 2022
Syndicated revolving line of credit, due July 2026	$	426.7	$ 413.0
Term Loan A, 7.0179%, due July 2026		370.0	390.0
Term Loan B, 7.2679% due July 2028		615.6	621.8
Supplier financing program		2.1	3.1
Total debt	$	1,414.4	$ 1,427.9
Less: Unamortized discount and issuance costs		(15.9)	(19.4)
Less: Current debt		(33.4)	(29.3)
Long-term debt	$	1,365.1	$ 1,379.2

In connection with the acquisition of Knoll, in July 2021, the Company entered into a credit agreement that provided for a syndicated revolving line of credit and two term loans. The revolving line of credit provides the Company with up to $725 million in revolving variable interest borrowing capacity that matures in July 2026, replacing the previous $500 million syndicated revolving line of credit. The term loans consist of a five-year senior secured term loan "A" facility with an aggregate principal amount of $400 million and a seven-year senior secured loan "B" facility with an aggregate principal amount of $625 million, the proceeds of which were used to finance a portion of the cash consideration for the acquisition of Knoll, for the repayment of certain debt of Knoll, and to pay fees, costs, and expenses related thereto. In January 2023, the company entered into an Amendment to the credit agreement which transitioned the benchmark rate from LIBOR to the Secured Overnight Financing Rate ("SOFR") for U.S. dollar borrowings. SOFR is the recommended risk-free reference rate of the Federal Reserve Board and Alternative Reference Rates Committee, as defined within the credit agreement. The indebtedness incurred under the revolving line of credit and term loans is secured by substantially all of the Company's tangible and intangible assets, including, without limitation, the Company's intellectual property. The Company's direct and indirect wholly-owned domestic subsidiaries have also guaranteed the obligations of the Company and the foreign borrowers under the revolving line of credit and term loans and pledged substantially all of their tangible and intangible assets as security for their obligations under such guarantee.

During 2022, the Company repaid $64 million of private placement notes due May 20, 2030, and recognized a loss of approximately $13.4 million on extinguishment of the debt ,which represented the premium on early redemption. The Company made principal payments on term loans "A" and "B" during the year ended June 3, 2023 in the amount of $20.0 million and $6.3 million, respectively and during the year ended May 28, 2022 in the amount of $10.0 million and $3.1 million, respectively.

Prior to July 2021, the Company's syndicated revolving line of credit provided the Company with up to $500 million in revolving variable interest borrowing capacity and included an "accordion feature" allowing the Company to increase, at its option and subject to the approval of the participating banks, the aggregate borrowing capacity of the facility by up to $250 million. Outstanding borrowings would bear interest at rates based on the prime rate, federal funds rate, LIBOR or negotiated rates as outlined in the agreement. Interest was payable periodically throughout the period if borrowings were outstanding. The Company paid off the outstanding balance due on the syndicated revolving line of credit during the first quarter of 2022.

Available borrowings under the syndicated revolving line of credit were as follows for the periods indicated:

(In millions)	June 3, 2023		May 28, 2022
Syndicated revolving line of credit borrowing capacity	$	725.0	$ 725.0
Less: Borrowings under the syndicated revolving line of credit		426.7	413.0
Less: Outstanding letters of credit		14.1	15.4
Available borrowings under the syndicated revolving line of credit	$	284.2	$ 296.6

The senior secured revolving credit facility restricts, without prior consent, the Company's borrowings, capital leases, investments, liens, mergers, consolidations, restricted payments, and the sale of certain assets. In addition, for the credit facility and Term Loan A, the Company has agreed to maintain a financial performance ratio, a maximum first lien secured net leverage ratio covenant which is measured by the ratio of first lien debt (less unrestricted cash) to trailing four quarter adjusted consolidated EBITDA (as defined in the credit agreement) and is required to be less than 4.25:1 for the trailing four quarter periods ending November 21, 2021, and the three immediately succeeding fiscal quarters, then 4.00:1 for the next four fiscal quarters, and 3.75:1 at the end of each fiscal quarter thereafter, except that the Company may elect, under certain conditions, a step-up in the covenant level of 0.50 for the four subsequent trailing four quarter periods. Adjusted EBITDA is generally defined in the credit agreement as EBITDA adjusted by certain items which include non-cash share-based compensation, non-recurring restructuring costs and extraordinary items. At June 3, 2023 the Company was in compliance with these restrictions and performance ratios.

On May 20, 2020, the Company entered into a third amendment to its existing Private Shelf Agreement, dated December 14, 2010, as amended (together with the third amendment, the "Agreement"), between the Company and PGIM, Inc. (formerly known as Prudential Investment Management, Inc.) and certain of its affiliates (collectively, "Prudential"). The Agreement provided for a $150.0 million revolving facility, which included $50.0 million of unsecured senior notes that were repaid on March 1, 2021 (the "Existing Notes") and an additional $50.0 million aggregate principal amount of unsecured senior notes issued on May 20, 2020 (the "2020 Notes"). The Notes and facility were paid off with the new revolver and term loans entered in connection with the acquisition of Knoll in July 2021.

Annual maturities of debt for the five fiscal years subsequent to June 3, 2023 are as shown in the table below.

(In millions)		
2024	$	33.4
2025		41.3
2026		46.2
2027		703.0
2028		6.2
Thereafter		584.3
Total	$	1,414.4

Supplier Financing Program

The Company has an agreement with a third-party financial institution that allows certain participating suppliers the ability to finance payment obligations from the Company. Under this program, participating suppliers may finance payment obligations of the Company, prior to their scheduled due dates, at a discounted price to the third-party financial institution.

The Company has lengthened the payment terms for certain suppliers that have chosen to participate in the program. As a result, certain amounts due to suppliers have payment terms that are longer than standard industry practice and as such, these amounts have been excluded from "Accounts payable" in the Consolidated Balance Sheets as the amounts have been accounted for by the Company as a current debt, within "Short-term borrowings and current portion of long-term debt". As of June 3, 2023, the liability related to the supplier financing program is $2.1 million.

7. Leases

The Company has leases for retail stores, showrooms, manufacturing facilities, warehouses and vehicles, which expire at various dates through 2042. Certain lease agreements include contingent rental payments based on per unit usage over a contractual amount and others include rental payments adjusted periodically for inflationary indexes.

The Company's lease costs recognized in the Consolidated Statement of Income consist of the following:

(In millions)	Year Ended June 3, 2023		Year Ended May 28, 2022	
Operating lease costs	$	99.3	$	89.4
Short-term lease costs		11.2		10.4
Variable lease costs		12.0		10.3
Total	$	122.5	$	110.1

Included in the Company's Right-of-use assets and Lease liabilities are variable lease costs, not included in the table above, for raw material purchases under certain supply arrangements that the Company has determined to meet the definition of a lease:

	Year Ended June 3, 2023		Year Ended May 28, 2022	
Variable lease costs	$	96.2	$	95.6

During fiscal 2023, the Company determined it was more likely than not that the fair value of certain right of use assets within the Global Retail reporting unit, specifically Fully, were below their carrying value and assessed these assets for impairment. As a result of this assessment, the Company recorded an impairment of $6.1 million in the Consolidated Statements of Comprehensive income.

At June 3, 2023, the Company has no financing leases. The undiscounted annual future minimum lease payments related to the Company's right-of-use assets are summarized by fiscal year in the following table:

(In millions)		
2024	$	81.5
2025		92.3
2026		79.1
2027		65.4
2028		58.5
Thereafter		185.0
Total lease payments*	$	561.8
Less interest		91.0
Present value of lease liabilities	$	470.8

*Lease payments exclude $2.2 million of legally binding minimum lease payments for leases signed but not yet commenced.

Supplemental cash flow and other lease information as of and for periods indicated, includes (dollars in millions):

	Year Ended June 3, 2023		Year Ended May 28, 2022	
Weighted-average remaining lease term (in years)				
Operating leases		6.9		7.1
Weighted-average discount rate				
Operating leases		2.4 %		1.9 %
Cash paid for amounts included in the measurement of lease liabilities				
Operating cash flow from operating leases	$	100.0	$	85.7
ROU assets obtained in exchange for new operating lease liabilities				
Operating leases	$	63.0	$	89.1

8. Employee Benefit Plans

Pension Plan

One of the Company's wholly owned foreign subsidiaries has a defined-benefit pension plan based upon an average final pay benefit calculation. The measurement date for this plan is the last day of the fiscal year and the plan is frozen to new participants.

The Knoll subsidiary has one domestic defined-benefit pension plan covering eligible U.S. nonunion employees. The measurement date for this plan is the last day of the fiscal year and the plan is frozen to new participants.

Benefit Obligations and Funded Status

The following table presents, for the fiscal years noted, a summary of the changes in the projected benefit obligation, plan assets and funded status of the Company's pension plans:

(In millions)	Pension Benefits			
	2023		2022	
	Domestic	International	Domestic	International
Change in benefit obligation:				
Benefit obligation at beginning of year	$ 152.6	$ 104.5	$ —	$ 140.9
Acquisition of Knoll	—	—	189.8	—
Interest cost	6.1	3.1	3.9	2.4
Expected Administrative Expenses	0.6	—	0.5	—
Loss related to settlement	4.7	—	1.0	—
Foreign exchange impact	—	(2.5)	—	(14.1)
Actuarial (gain) loss [1]	(18.2)	(26.2)	(28.0)	(21.9)
Administrative expenses paid	(0.7)	—	(0.5)	—
Benefits paid	(7.2)	(2.9)	(4.2)	(2.8)
Benefits paid related to settlement	(14.1)	—	(9.9)	—
Benefit obligation at end of year	$ 123.8	$ 76.0	$ 152.6	$ 104.5
Change in plan assets:				
Fair value of plan assets at beginning of year	$ 144.0	$ 93.5	$ —	$ 109.9
Acquisition of Knoll	—	—	175.4	—
Actual return on plan assets	(2.9)	(9.1)	(16.8)	(6.9)
Foreign exchange impact		(1.6)	—	(11.8)
Employer contributions	7.2	4.5	—	5.0
Actual expenses paid	(0.7)	—	(0.5)	—
Benefits paid	(21.3)	(2.9)	(14.1)	(2.7)
Fair value of plan assets at end of year	$ 126.3	$ 84.4	$ 144.0	$ 93.5
Funded status:				
Over (under) funded status at end of year	$ 2.5	$ 8.4	$ (8.6)	$ (11.0)
Components of the amounts recognized in the Consolidated Balance Sheets:				
Current assets	$ —	$ —	$ —	$ —
Non-current assets	$ 2.5	$ 8.4	$ —	$ —
Current liabilities	$ —	$ —	$ —	$ —
Non-current liabilities	$ —	$ —	$ 8.6	10.9
Components of the amounts recognized in Accumulated other comprehensive loss before the effect of income taxes:				
Prior service cost	$ —	$ 0.4	$ —	$ 0.5
Unrecognized net actuarial (gain) loss	(4.4)	25.7	(2.8)	41.4
Accumulated other comprehensive (gain) loss	$ (4.4)	$ 26.1	$ (2.8)	$ 41.9

(1) In fiscal 2023 and 2022, the net actuarial (gain) loss includes amounts resulting from changes in actuarial assumptions utilized to calculate our benefit plan obligations such as the weighted-average discount rate.

The accumulated benefit obligation for the Company's pension plans totaled $196.5 million and $250.1 million as of fiscal 2023 and fiscal 2022, respectively.

The following table is a summary of the annual cost of the Company's pension plans:

Components of Net Periodic Benefit Costs and Other Changes Recognized in Other Comprehensive Income (Loss):

(In millions)	2023		2022		2021	
	Domestic	International	Domestic	International	Domestic	International
Interest cost	$ 6.1	$ 3.1	$ 3.9	$ 2.4	$ —	$ 2.2
Expected return on plan assets	(8.3)	(4.7)	(7.3)	(5.1)	—	(4.6)
Amortization of prior service costs	(0.1)	0.1	—	0.1	—	0.1
Expected administrative expenses	0.6	—	0.5	—	—	—
Settlement related expenses	(0.6)	—	(0.1)	—	—	—
Amortization of net loss/(gain)	—	2.2	—	4.5	—	5.3
Net periodic benefit (income) cost	$ (2.3)	$ 0.7	$ (3.0)	$ 1.9	$ —	$ 3.0

Other Changes in Plan Assets and Benefit Obligations Recognized in Other Comprehensive Income (Loss):

(In millions)	2023		2022	
	Domestic	International	Domestic	International
Net actuarial (gain) loss	$ (2.2)	$ (12.4)	$ (2.9)	$ (10.0)
Net amortization	0.1	(3.4)	0.1	(10.6)
Settlement charge	0.6	—	—	—
Total recognized in other comprehensive loss	$ (1.5)	$ (15.8)	$ (2.8)	$ (20.6)

Actuarial Assumptions

The weighted-average actuarial assumptions used to determine the benefit obligation amounts and the net periodic benefit cost for the Company's pension plans are as follows:

Weighted-average assumptions used in the determination of net periodic benefit cost:						
(Percentages)	2023		2022		2021	
	Domestic	International	Domestic	International	Domestic	International
Discount rate[(1)]	varies	3.33	varies	1.99	—	1.66
Compensation increase rate	N/A	4.45	N/A	3.20	—	2.75
Expected return on plan assets	6.80	4.80	5.10	4.80	—	4.80

(1) Due to settlement activity during FYE 2023 in the domestic plan, there were two remeasurements as of 3/4/2023 and 6/3/2023. The discount rate for beginning of period is 4.40% and 5.18%, respectively. Due to settlement activity during fiscal year 2022, there were four remeasurements as of 8/28/2021, 11/27/2021, 2/26/2022, and 5/28/2022. The discount rate for beginning of period in fiscal 2022 is 2.90%, 2.89%, 3.00%, and 3.52% respectively.

Weighted-average assumptions used in the determination of the projected benefit obligations:						
Discount rate	5.17	5.34	4.40	3.33	—	1.99
Compensation increase rate	N/A	3.00	N/A	4.45	—	3.20

The Company uses a full yield curve approach to estimate the interest component of net periodic benefit cost for pension benefits. This method applies the specific spot rates along the yield curve used in the determination of the benefit obligation to the relevant projected cash flows.

Plan Assets and Investment Strategies

The assets of the Company's employee benefit plans consist mainly of listed fixed income obligations and common/collective trusts. The Company's primary objective for invested pension plan assets is to provide for sufficient long-term growth and liquidity to satisfy all of its benefit obligations over time. Accordingly, the Company has developed an investment strategy that it believes maximizes the probability of meeting this overall objective. This strategy includes the development of a target investment allocation by asset category in order to provide guidelines for making investment decisions. This target allocation emphasizes the long-term characteristics of individual asset classes as well as the diversification among multiple asset classes. In developing its strategy, the Company considered the need to balance the varying risks associated with each asset class with the long-term nature of its benefit obligations. The Company's strategy moving forward will be to increase the level of fixed income investments as the funding status improves, thereby more closely matching the return on assets with the liabilities of the plans.

The Company utilizes independent investment managers to assist with investment decisions within the overall guidelines of the investment strategy. The target asset allocation at the end of fiscal 2023 and asset categories for the Company's pension plans for fiscal 2023 and 2022 are as follows:

	Targeted Asset Allocation Percentage			
	2023		2022	
Asset Category	Domestic	International	Domestic	International
Fixed income	70%	33%	46%	33%
Common collective trusts	30%	67%	54%	67%
Total	100%	100%	100%	100%

	Percentage of Plan Assets at Year End			
	2023		2022	
	Domestic	International	Domestic	International
Fixed income	70%	38%	45%	36%
Common collective trusts	30%	62%	55%	64%
Total	100%	100%	100%	100%

	Domestic		
(In millions)	June 3, 2023		
Asset Category	Level 1	Level 2	Total
Cash and cash equivalents	$ 2.1	$ —	$ 2.1
U.S. government securities	—	17.5	17.5
Corporate bonds	—	68.8	68.8
Common collective trusts-balanced	—	37.9	37.9
Total	$ 2.1	$ 124.2	$ 126.3

	International		
(In millions)	June 3, 2023		
Asset Category	Level 1	Level 2	Total
Cash and cash equivalents	$ 5.6	$ —	$ 5.6
Foreign government obligations	—	26.1	26.1
Common collective trusts-balanced	—	52.7	52.7
Total	$ 5.6	$ 78.8	$ 84.4

	May 28, 2022		
(In millions)	Domestic		
Asset Category	Level 1	Level 2	Total
Cash and cash equivalents	$ 2.4	$ —	$ 2.4
U.S. government securities	—	10.3	10.3
Foreign government obligations	—	51.8	51.8
Common collective trusts-balanced	—	79.5	79.5
Total	$ 2.4	$ 141.6	$ 144.0

	May 28, 2022		
(In millions)	International		
Asset Category	Level 1	Level 2	Total
Cash and cash equivalents	$ 4.5	$ —	$ 4.5
Foreign government obligations	—	29.3	29.3
Common collective trusts-balanced	—	59.7	59.7
Total	$ 4.5	$ 89.0	$ 93.5

Cash Flows

The Company reviews pension funding requirements to determine the contribution to be made in the next year. Actual contributions will be dependent upon investment returns, changes in pension obligations and other economic and regulatory factors. During fiscal 2023 and fiscal 2022, the Company made total cash contributions of $11.7 million and $5.0 million, respectively, to its pension plans.

The Company expects to contribute approximately $4.6 million to its pension plans in fiscal 2024. The following represents a summary of the benefits expected to be paid by the plans in future fiscal years. These expected benefits were estimated based on the same actuarial valuation assumptions used to determine benefit obligations at June 3, 2023.

| (In millions) | Pension Benefits | |
	Domestic	International
2024	$ 8.4	$ 2.8
2025	$ 9.5	$ 3.2
2026	$ 9.8	$ 3.1
2027	$ 9.8	$ 5.1
2028	$ 9.6	$ 3.9
2029-2033	$ 45.1	$ 24.8

401(k) Plan and Core Contribution

Substantially all of the Company's domestic employees are eligible to participate in a defined contribution retirement plan, primarily the MillerKnoll Retirement Plan and the Knoll Retirement Savings Plan. Employees under the plan are eligible to begin participating on their date of hire. The Company contributes to the plans as matching contributions a certain percentage of the participant's salary deferral, subject to certain limitations defined in the plan documents. The Company's other defined contribution retirement plans may provide for matching contributions, non-elective contributions and discretionary contributions as declared by management. Effective January 1, 2023, the Knoll Retirement Savings Plan was merged into the MillerKnoll Retirement Plan.

The expense recorded for the Company's 401(k) matching and other discretionary contributions was $32.4 million, $36.3 million and $23.7 million in fiscal years 2023, 2022 and 2021, respectively.

9. Common Stock and Per Share Information

The following table reconciles the numerators and denominators used in the calculations of basic and diluted EPS for each of the last three fiscal years:

(In millions, except shares)	2023	2022	2021
Numerator:			
Numerator for both basic and diluted EPS, Net (loss) earnings attributable to MillerKnoll, Inc.	$ 42.1	$ (27.1)	$ 174.6
Denominator:			
Denominator for basic EPS, weighted-average common shares outstanding	75,478,000	73,160,212	58,931,268
Potentially dilutive shares resulting from stock plans	546,368	—	458,330
Denominator for diluted EPS	76,024,368	73,160,212	59,389,598

Equity awards of 2,119,223 shares, 1,245,988 shares and 207,365 shares of common stock were excluded from the denominator for the computation of diluted earnings per share for the fiscal years ended June 3, 2023, May 28, 2022 and May 29, 2021, respectively, because they were anti-dilutive.

Common Stock

The Company has a share repurchase plan authorized by the Board of Directors on January 16, 2019, which provides a share repurchase authorization of $250.0 million with no specified expiration date. The approximate dollar value of shares available for purchase under the plan at June 3, 2023 was $204.5 million. During fiscal year 2023, 2022, and 2021, shares repurchased under the repurchase plan totaled 575,207, 390,010, and 38,931 shares respectively.

10. Stock-Based Compensation

The Company utilizes stock-based compensation incentives as a component of its employee and non-employee director and officer compensation philosophy. A committee of the Board of Directors determines the terms of the awards granted and may grant various forms of equity-based incentive compensation. Currently, these incentives consist principally of stock options, restricted stock units, performance stock units, deferred stock units, and restricted shares. For all stock-based compensation plans, the Company issues authorized but unissued shares to fulfill plan terms.

Since the inception of the employee stock purchase plan, 3,666,018 shares of common stock have been authorized for issuance and 246,338 shares remain available for future purchases as of June 3, 2023. At June 3, 2023, there were 8,164,945 shares authorized for issuance under active long-term incentive compensation plans: 7,182,670 shares authorized under the MillerKnoll, Inc. 2020 Long Term Incentive Plan (the "LTIP") and 982,275 shares authorized under the Knoll, Inc. 2021 Stock Incentive Plan, (the "SIP"), as amended. There were 3,327,940 shares available for issuance under the LTIP and 530,684 under the SIP as of June 3, 2023.

Valuation and Expense Information

The Company measures the cost of employee services received in exchange for an award of equity instruments based on the fair value of the award on the date of grant. This compensation expense is recognized over the requisite service period, which includes any applicable performance period. Certain Company stock-based compensation awards contain provisions that allow for continued vesting into retirement. Stock-based awards are considered fully vested for expense attribution purposes when the employee's retention of the award is no longer contingent on providing subsequent service.

The Company classifies pre-tax stock-based compensation expense primarily within Operating expenses in the Consolidated Statements of Comprehensive Income. Excluding fully vested and non-forfeitable deferred stock units described under "Deferred Compensation Plan" below, pre-tax compensation expense and the related income tax benefit for all types of stock-based programs were as follows for the periods indicated:

(In millions)	June 3, 2023	May 28, 2022	May 29, 2021
Employee stock purchase program	$ 0.5	$ 0.5	$ 0.4
Stock options	5.7	3.6	3.7
Restricted stock units	9.4	15.3	4.1
Performance share units	3.5	2.8	0.8
Restricted stock awards	1.1	9.2	—
Total	$ 20.2	$ 31.4	$ 9.0
Tax benefit	$ 4.9	$ 7.7	$ 2.0

As of June 3, 2023, total pre-tax stock-based compensation cost not yet recognized related to non-vested awards was approximately $11.5 million. The weighted-average period over which this amount is expected to be recognized is 0.9 year.

General terms, activity, and valuation methodology for each of the Company's stock-based compensation plans are as follows:

Employee Stock Purchase Program

The Company has an employee stock purchase plan ("ESPP") which allows for eligible employees to participate in the purchase of shares of the Company's common stock at a price equal to 85% of the closing price on the date of purchase, which coincides with the last trading day of each fiscal quarter. The ESPP is considered a liability award with estimated expense recognized over the three-month offering period which is subsequently adjusted to actual expense based on the fair value as of the date of purchase. Shares of common stock purchased under the ESPP were 185,551, 87,562, and 71,468 during the fiscal years ended 2023, 2022 and 2021 respectively.

Stock Options

The Company grants options to purchase the Company's stock to certain key employees and non-employee directors under its LTIP. Under the current award program, all options become exercisable between one year and three years from the date of grant and expire ten years from the date of grant. Most options are subject to graded vesting, and the related compensation expense is based on the fair value of the stock options on the date of grant using the Black-Scholes model and is recognized on a straight-line basis over the requisite service period.

In fiscal 2023, there was one stock option valuation date, but two valuations. In fiscal 2022, there were two stock option valuation dates. In fiscal 2021, there was one stock option valuation date, but two valuations. Therefore, the table below has been presented with the assumptions relevant to each valuation date. The Company generally estimated the fair value of stock options on the date of grant using the Black-Scholes model; however, the Hull-White I lattice model was used where historical expected term data for the option conditions was not prevalent. In determining these values, the following weighted-average assumptions were used for the options granted during the fiscal years indicated:

	2023		2022	2021
Valuation Method	Hull-White I[1]	Black-Scholes	Black-Scholes	Black-Scholes
Risk-free interest rates [2]	2.91%	3.01%	0.47%	0.23-0.25%
Hull-White I barrier[3]	1.36	N/A	N/A	N/A
Expected term of options [4]	N/A	3.4 years	3.3 years	3.8-4.1 years
Expected volatility [5]	37.09%	51.58%	49.03%	43-44%
Dividend yield [6]	2.52 %	2.50 %	1.64 %	1.99 %
Weighted-average grant-date fair value of stock options:				
Granted with exercise prices equal to the fair market value of the stock on the date of grant	N/A $	9.43	$13.87-$14.36 $	6.10
Granted with exercise prices greater than the fair market value of the stock on the date of grant	$ 5.74	N/A	N/A $	5.62

(1) A conservative post-vest cancel rate of 0.00% was applied under the assumption that the options will be exercised.

(2) Represents term-matched, zero-coupon risk-free rate from the Treasury Constant Maturity yield curve, continuously compounded.

(3) Represents historical average of Section 16 Officers in-the-money exercise ratio from Company's historical data through May 27, 2022.

(4) Represents historical settlement data, using midpoint scenario with 1-year grant date filter assumption for outstanding options.

(5) The blended volatility approach was used. 90% term-matched historical volatility from daily stock prices and 10% weighted average implied volatility from the 90 days preceding the grant date.

(6) Represents the quarterly dividend divided by the three-month average stock price as of July 7 and 12, 2022, July 9, 2021, and February 28, 2023, for 2022 and 2021, respectively.

The following is a summary of stock option activity during fiscal 2023:

	Shares Under Option	Weighted-Average Exercise Prices	Aggregate Intrinsic Value (in millions)	Weighted-Average Remaining Contractual Term (Years)
Outstanding at May 28, 2022	1,716,593	$ 26.83	$ 10.4	7.7
Granted	544,299	32.25		
Exercised	(49,482)	20.44		
Forfeited or expired	(7,210)	22.86		
Outstanding at June 3, 2023	2,204,200	28.33	—	7.3
Exercisable at end of period	1,088,713	$ 26.57	$ —	6.5

The weighted-average remaining recognition period of the outstanding stock options at June 3, 2023 was 0.54 years. The total pre-tax intrinsic value of options exercised during fiscal 2023, 2022 and 2021 was $0.4 million, $1.8 million and $0.5 million, respectively. The aggregate intrinsic value in the preceding table represents the total pre-tax intrinsic value, based on the Company's closing stock price as of the end of the period presented, the options were not in-the-money as of that date. Total cash received during fiscal 2023 from the exercise of stock options was approximately $1.0 million.

Restricted Stock Units

The Company grants time-based restricted stock units to certain key employees under its LTIP. Currently outstanding awards generally cliff-vest or vest ratably over a three-year service period. Prorated vesting occurs under certain circumstances and full or partial accelerated vesting occurs upon retirement. Awards granted in fiscal 2023 had a graded vesting schedule of 25%, 25%, and 50% after the first, second, and third year, respectively. Each restricted stock unit represents one equivalent share of the Company's common stock to be issued, free of restrictions, after the vesting period. Compensation expense is based on the grant-date fair value and recognized on a straight-line basis over the requisite service period. Dividend reinvestment units are credited on the dividend payable date and vest with the underlying shares. The units do not entitle participants to the rights of holders of common stock, such as voting rights, until shares are issued after vesting.

In conjunction with the acquisition of Knoll, Inc. on July 19, 2021, outstanding restricted stock unit awards previously granted under a Knoll stock compensation plan were automatically converted into MillerKnoll awards at the identified equity award exchange ratio, with each converted unit representing one equivalent share of the Company's common stock to be issued, free of restrictions, after the vesting period. The awards generally cliff-vest after a three-year service period from the original date of grant. The converted units do not entitle participants to the rights of holders of common stock, such as voting rights, until shares are issued after vesting. Restricted stock units awarded under a Knoll stock compensation plan are entitled to dividend rights, and dividend equivalents are accrued on the dividend record date. Upon vesting of the underlying shares, accrued dividend equivalents are paid in cash.

The following is a summary of restricted stock unit activity during fiscal 2023:

	Share Units	Weighted Average Grant-Date Fair Value	Aggregate Intrinsic Value (in millions)	Weighted-Average Remaining Contractual Term (Years)
Outstanding at May 28, 2022	576,382	$ 37.33	$ 17.8	1.1
Granted	406,720	27.76		
Forfeited	(79,027)	33.54		
Released	(219,734)	38.46		
Outstanding at June 3, 2023	684,341	$ 31.83	$ 9.9	1.0

The weighted-average remaining recognition period of the outstanding restricted stock units at June 3, 2023, was 1.1 years. The total market value of the units that vested during the twelve months ended June 3, 2023, was $6.0 million. In addition, $74 thousand in accrued cash dividends were paid upon vesting of the underlying shares of converted Knoll awards. The weighted-average grant-date fair value of restricted stock units granted during 2023, 2022, and 2021 was $27.76, $44.25, and $26.71, respectively. The intrinsic value presented above includes $60 thousand in accrued cash dividends on the underlying shares of outstanding converted Knoll restricted stock unit awards.

Performance Stock Units

The Company grants performance-based restricted stock units, commonly referred to as performance stock units, to certain key employees under its LTIP that vest subject to the satisfaction of pre-established financial and non-financial metrics. Each performance stock unit represents one equivalent share of the Company's common stock. The number of shares of Company common stock ultimately issued in connection with these performance stock units will be determined based on attainment of the pre-established metrics over a defined three-year service period. For members of the executive leadership team, this calculation is adjusted by a relative total shareholder return modifier. Compensation expense is recognized over the requisite service period on a straight-line basis and based on the grant-date fair value. For certain awards incorporating a market condition, grant-date fair value is determined using a Monte Carlo simulation. For each tranche, fair value is determined on the date performance metrics are approved. Performance stock units awarded under the LTIP do not have dividend rights.

In conjunction with the acquisition of Knoll, Inc. on July 19, 2021, outstanding performance stock unit awards previously granted under a Knoll stock compensation plan were automatically converted into MillerKnoll awards with each converted unit representing one equivalent share of the Company's common stock. The number of common shares ultimately issued in connection with these performance stock units will be determined based on the attainment of a pre-established financial metric over a five-year service period ending December 31, 2023. The converted units do not entitle participants to the rights of holders of common stock, such as voting rights, until shares are issued after vesting. Performance stock units awarded under Knoll stock compensation plans are entitled to dividend rights, and dividend equivalents are accrued on the dividend record date. Upon vesting of the underlying shares, accrued dividend equivalents are paid in cash.

The following is a summary of performance stock unit activity during fiscal 2023:

	Share Units	Weighted Average Grant-Date Fair Value	Aggregate Intrinsic Value (in millions)	Weighted-Average Remaining Contractual Term (Years)
Outstanding at May 28, 2022	364,087	$ 42.75	$ 11.3	0.9
Granted	172,645	27.30		
Forfeited	(179,631)	44.70		
Released	(6,130)	31.23		
Outstanding at June 3, 2023	350,971	$ 34.41	$ 5.2	1.2

The weighted-average remaining recognition period of the outstanding performance stock units at June 3, 2023, was 0.68 years. The total market value for shares vested in a prior fiscal year but deferred that were released during the twelve months ended June 3, 2023, was $167 thousand; no additional shares were vested in fiscal 2023. The weighted-average grant-date fair value of performance stock units granted during fiscal 2023, 2022, and 2021 was $27.30, $43.06, and $37.21, respectively. The intrinsic value presented above includes $0.2 million in accrued cash dividends on the underlying shares of outstanding converted Knoll performance stock unit awards.

Restricted Stock Awards

In conjunction with the acquisition of Knoll, Inc. on July 19, 2021, outstanding restricted stock awards previously granted under a Knoll stock compensation plan were automatically converted into MillerKnoll awards at the identified equity award exchange ratio with each converted unit then representing one equivalent share of the Company's common stock to be issued, free of restrictions, after the vesting period. The awards generally cliff-vest after a three-year service period from the original date of grant. The restricted stock awards do not entitle the employee to rights of holders of common stock, such as voting rights, until restrictions are released after vesting. The Company recognizes the related compensation expense on a straight-line basis over the requisite service period. Restricted stock awards granted under Knoll's stock compensation plans are entitled to dividend rights, and dividend equivalents are accrued on the dividend record date. Upon vesting of the underlying shares, accrued dividend equivalents are paid in cash.

The following is a summary of restricted stock activity during fiscal 2023:

	Share Units	Weighted-Average Grant-Date Fair Value
Outstanding at May 28, 2022	219,989	$ 44.36
Granted	—	—
Forfeited	(39,839)	44.18
Released	(145,407)	44.35
Outstanding at June 3, 2023	34,743	$ 44.36

The weighted-average remaining recognition period of the outstanding restricted stock award shares at June 3, 2023 was 0.7 years. The total market value for shares that vested during the twelve months ended June 3, 2023, was $3.7 million. This includes $0.5 million of converted Knoll awards for which, due to change-in-control provisions, vesting was accelerated. In addition, $0.4 million in accrued cash dividends were paid upon vesting the underlying shares of converted Knoll awards. The weighted-average grant-date fair value of restricted stock awards granted during fiscal 2022 was $44.36 per share. There were no restricted stock awards granted in fiscal 2023 or fiscal 2021. Accrued cash dividends on the underlying shares reported above for outstanding converted Knoll restricted stock awards total $60 thousand.

Executive Deferred Compensation Plan

The MillerKnoll, Inc. Executive Equalization Retirement Plan, as amended (the "Executive Equalization Plan"), is a supplemental deferred compensation plan that was made available for salary deferrals and Company contributions beginning in January 2008. The plan is available to a select group of management or highly compensated employees who are selected for participation by the Compensation Committee of the Board of Directors. The plan allows participants to defer up to 50% of their base salary and up to 100% of their incentive cash bonus. Company contributions to the plan "mirror" the amounts the Company would have contributed to the various qualified retirement plans had the employee's compensation not been above the IRS statutory ceiling ($330,000 in 2023). The Company does not guarantee a rate of return for amounts deferred pursuant to this plan. Instead, participants make investment elections for their deferrals and Company contributions which are subject to market conditions. Investment options are closely aligned to those available under the MillerKnoll Retirement Plan, except for the Company stock fund.

In accordance with the terms of the Executive Equalization Plan and the Director Plan described below, participant deferrals and Company contributions have been placed in a Rabbi trust. The assets in the Rabbi trust remain subject to the claims of creditors of the Company and are not the property of the participant. Investments in securities other than the Company's common stock are included within the Other assets line item, while the remaining investments in the Company's stock are included in the line item Deferred compensation plan in the Company's Consolidated Balance Sheets. A liability of the same amount is recorded on the Consolidated Balance Sheets within the Other liabilities line item. Realized and unrealized gains and losses for investment assets other than Company common stock are recognized within the Company's Consolidated Statements of Comprehensive Income in the Interest and other investment income line item. The associated changes to the liability are recorded as compensation expense within the Selling, general and administrative line item within the Company's Consolidated Statements of Comprehensive Income. The net effect of any change to the asset and corresponding liability is offset and has no impact on net earnings in the Consolidated Statements of Comprehensive Income.

Director Fees and Director Deferred Compensation Plan

The Company's non-employee directors may elect to receive their director fees in one or more of the following forms: cash, deferred cash, unrestricted Company shares at the market value at the date of grant, stock options, or shares of common stock to be received on a deferred basis, as described below. Stock options granted as director compensation vest in 1 year, expire in 10 years, and have an exercise price equal to the fair market value of the Company's common stock on the date of grant. Beginning in January 2022, not less than 50% of annual director fees must be paid in the form of Company equity.

The Amended and Restated MillerKnoll, Inc, Director Deferred Compensation Plan (the "Director Plan") allows non-employee directors of the Company to defer all or a portion of their annual director fees in either a deferred cash account or, beginning in January 2022, a deferred stock account.

In the deferred cash account, investment options are the same as those available under the MillerKnoll Retirement Plan, except for the Company stock fund. At the time(s) specified by the director for receipt of this deferred compensation, these deferred amounts will be paid to the director in cash.

In the deferred stock account, deferred stock units are credited to the director with each unit representing one equivalent share of the Company's common stock to be issued after the deferral period. The deferred stock units are valued at the market price of the Company's common stock on the date of grant, and the value of the units credited are expensed on the date of grant. Each time a dividend is paid on the Company's common stock, the director is credited with dividend equivalent units. At the time(s) specified by the director for receipt of this deferred compensation, these deferred amounts will be paid to the director in shares of the Company's common stock. The units do not entitle the directors to the rights of holders of common stock, such as voting rights, until shares are issued.

During fiscal year 2023, 25,230 deferred stock units were credited to directors pursuant to the Director Plan. The total fair value of deferred stock units issued during fiscal year 2023 was $0.6 million. At June 3, 2023, there were 41,824 deferred stock units outstanding. All of which are vested, with an aggregate intrinsic value of $0.6 million. The weighted-average grant date fair value of deferred stock units granted during 2023 and 2022 was $22.73 and $37.34 per share, respectively.

All amounts deferred by directors pursuant to the Director Plan are fully vested and nonforfeitable.

The following amounts and types of Company equity were issued to non-employee directors during the fiscal years indicated:

	2023	2022	2021
Shares of common stock	27,785	23,255	3,013
Deferred stock units pursuant to the Director Plan	25,230	15,664	
Stock options	—	—	—

11. Income Taxes

The components of (loss) earnings before income taxes are as follows:

(In millions)	2023	2022	2021
Domestic	$ (90.3)	$ (142.4)	$ 135.1
Foreign	141.7	133.8	93.2
Total	$ 51.4	$ (8.6)	$ 228.3

The provision (benefit) for income taxes consists of the following:

(In millions)		2023	2022	2021
Current:	Domestic - Federal	$ 4.2	$ (3.8)	$ 13.2
	Domestic - State	2.2	0.2	5.2
	Foreign	42.3	38.1	22.8
		48.7	34.5	41.2
Deferred:	Domestic - Federal	(32.5)	(12.2)	10.4
	Domestic - State	(4.4)	(5.0)	1.4
	Foreign	(7.3)	(6.2)	(4.7)
		(44.2)	(23.4)	7.1
Total income tax provision		$ 4.5	$ 11.1	$ 48.3

The following table represents a reconciliation of income taxes at the United States statutory rate of 21% with the effective tax rate as follows:

(In millions)	2023	2022	2021
Income taxes computed at the United States Statutory rate	$ 10.8	$ (1.8)	$ 47.9
Increase (decrease) in taxes resulting from:			
State and local income taxes, net of federal income tax benefit	(1.0)	(4.0)	5.6
Non-deductible officers' compensation	0.9	5.3	0.5
Foreign-derived intangible income	(1.7)	—	(2.1)
Foreign-based company income	5.1	3.1	2.1
Global intangible low-taxed income	9.4	15.2	7.9
Foreign statutory rate differences	2.3	4.1	2.6
Research and development incentives	(4.0)	(4.8)	(3.2)
Federal return to provision adjustments	(4.1)	(0.6)	(0.4)
Foreign tax credit	(15.6)	(8.8)	(10.3)
Foreign withholding taxes and other miscellaneous foreign taxes	1.2	2.4	1.0
Change in valuation allowance against deferred tax assets	1.3	0.4	(2.1)
Other, net	(0.1)	0.6	(1.2)
Income tax expense	$ 4.5	$ 11.1	$ 48.3
Effective tax rate	8.8 %	(130.1)%	21.2 %

The tax effects and types of temporary differences that give rise to significant components of the deferred tax assets and liabilities at June 3, 2023 and May 28, 2022, are as follows:

(In millions)	2023	2022
Deferred tax assets:		
Compensation-related accruals	$ 15.2	$ 15.3
Capitalized research and experimental costs	17.6	—
Accrued pension and post-retirement benefit obligations	0.4	7.1
Deferred revenue	5.6	6.9
Inventory related	16.1	10.0
Other reserves and accruals	10.9	12.3
Warranty	18.0	17.8
State and local tax net operating loss carryforwards and credits	4.7	7.2
Federal net operating loss carryforward	5.2	3.6
Federal and state nondeductible interest expense carryforward	7.9	1.0
Foreign tax net operating loss carryforwards and credits	14.2	15.9
Accrued step rent and tenant reimbursements	0.7	1.0
Lease liability	109.6	109.0
Other	5.1	6.0
Subtotal	231.2	213.1
Valuation allowance	(12.7)	(11.7)
Total	$ 218.5	$ 201.4
Deferred tax liabilities:		
Book basis in property in excess of tax basis	$ 64.0	$ 72.3
Intangible assets	196.3	206.8
Interest rate swap	14.1	8.0
Right of use lease assets	99.1	100.5
Withholding taxes on planned repatriation of foreign earnings	5.8	8.3
Other	2.3	2.8
Total	$ 381.6	$ 398.7

The future tax benefits of net operating loss (NOL) carry-forwards and foreign tax credits are recognized to the extent that realization of these benefits is considered more likely than not. The Company bases this determination on the expectation that related operations will be sufficiently profitable or various tax planning strategies will enable the Company to utilize the NOL carry-forwards and/or foreign tax credits. To the extent that available evidence about the future raises doubt about the realization of these tax benefits, a valuation allowance is established.

At June 3, 2023, the Company had state and local tax NOL carry-forwards of $67.7 million, the state tax benefit of which is $4.1 million, which have expiration periods from 1 year to an unlimited term. The Company also had state credits with a state tax benefit of $0.6 million, which expire in 2 to 5 years. For financial statement purposes, the NOL carry-forwards and state tax credits have been recognized as deferred tax assets, subject to a valuation allowance of $0.7 million.

At June 3, 2023, the Company had federal NOL carry-forwards of $24.6 million, the tax benefit of which is $5.2 million, which have expiration periods from 6 years to an unlimited term. For financial statement purposes, the NOL carry-forwards have been recognized as deferred tax assets.

At June 3, 2023, the Company had federal deferred assets of $1.3 million, the tax benefit of which is $0.3 million, which is related to an investment in a foreign joint venture. For financial statement purposes, the assets have been recognized as deferred tax assets, subject to a valuation allowance of $0.3 million.

At June 3, 2023, the Company had foreign net operating loss carry-forwards of $52.6 million, the tax benefit of which is $13.5 million, which have expiration periods from 5 years to an unlimited term. The Company also had foreign tax credits with a tax benefit of $0.7 million which have expiration periods from 8 to 10 years. For financial statement purposes, the NOL carry-forwards and foreign tax credits have been recognized as deferred tax assets, subject to a valuation allowance of $11.0 million.

At June 3, 2023, the Company had foreign deferred assets of $2.6 million, the tax benefit of which is $0.7 million, which is related to various deferred taxes in Canada, Belgium and Ireland as well as buildings in the United Kingdom. For financial statement purposes, the assets have been recognized as deferred tax assets, subject to a valuation allowance of $0.7 million.

The Company intends to repatriate $169.4 million in cash held in certain foreign jurisdictions and as such has recorded a deferred tax liability related to foreign withholding taxes on these future dividends received in the U.S. from foreign subsidiaries of $5.8 million. A significant portion of this cash was previously taxed under the U.S. Tax Cut and Jobs Act either as one-time U.S. tax liability on undistributed foreign earnings or GILTI. The Company intends to remain indefinitely reinvested in the remaining undistributed earnings outside the U.S, which was $282.2 million on June 3, 2023. Determination of the total amount of unrecognized deferred income tax on the remaining undistributed earnings of foreign subsidiaries is not practicable.

The components of the Company's unrecognized tax benefits are as follows:

(In millions)	
Balance at May 29, 2021	$ 2.1
Increases related to prior year income tax positions	0.5
Decreases related to lapse of applicable statute of limitations	(0.3)
Balance at May 28, 2022	$ 2.3
Increases related to current year income tax positions	0.1
Decreases related to lapse of applicable statute of limitations	(0.6)
Decreases related to settlements	(0.2)
Balance at June 3, 2023	$ 1.6

The Company's effective tax rate would have been affected by the total amount of unrecognized tax benefits had this amount been recognized as a reduction to income tax expense.

The Company recognizes interest and penalties related to unrecognized tax benefits through Income tax expense in its Consolidated Statements of Comprehensive Income. Interest and penalties and the related liability, which are excluded from the table above, were as follows for the periods indicated:

(In millions)	June 3, 2023	May 28, 2022	May 29, 2021
Interest and penalty (income) expense	$ (0.2)	$ —	$ 0.1
Liability for interest and penalties	$ 0.7	$ 0.9	$ 0.9

The Company is subject to periodic audits by domestic and foreign tax authorities. Currently, the Company is undergoing routine periodic audits in both domestic and foreign tax jurisdictions. It is reasonably possible that the amounts of unrecognized tax benefits could change in the next 12 months as a result of new positions that may be taken on income tax returns, settlement of tax positions and the closing of statutes of limitation. It is not expected that any of the changes will be material to the Company's Consolidated Statements of Comprehensive Income.

During the year, the return for fiscal year 2022 has been fully accepted by the Internal Revenue Service under the Compliance Assurance Process (CAP) and the Company is awaiting final closing documentation. Knoll's federal consolidated returns related to calendar years 2019 and 2020 have also been selected for examination by the Internal Revenue Service. For the majority of the remaining tax jurisdictions, the Company is no longer subject to state and local, or non-U.S. income tax examinations by tax authorities for fiscal years before 2020.

12. Fair Value

The Company's financial instruments consist of cash equivalents, marketable securities, accounts and notes receivable, deferred compensation plan, accounts payable, debt, interest rate swaps, foreign currency exchange contracts, redeemable noncontrolling interests, indefinite-lived intangible assets, and right of use assets. The Company's financial instruments, other than long-term debt, are recorded at fair value.

The carrying value and fair value of the Company's long-term debt, including current maturities, is as follows for the periods indicated:

(In millions)		June 3, 2023		May 28, 2022
Carrying value	$	1,414.4	$	1,427.9
Fair value	$	1,378.2	$	1,364.7

The following describes the methods the Company uses to estimate the fair value of financial assets and liabilities recorded in net earnings, which have not significantly changed in the current period:

Cash and cash equivalents — The Company invests excess cash in short term investments in the form of money market funds, which are valued using net asset value ("NAV").

Mutual Funds-equity — The Company's equity securities primarily include equity mutual funds. The equity mutual fund investments are recorded at fair value using quoted prices for similar securities.

Deferred compensation plan — The Company's deferred compensation plan primarily includes various domestic and international mutual funds that are recorded at fair value using quoted prices for similar securities.

Foreign currency exchange contracts — The Company's foreign currency exchange contracts are valued using an approach based on foreign currency exchange rates obtained from active markets. The estimated fair value of forward currency exchange contracts is based on month-end spot rates as adjusted by market-based current activity. These forward contracts are not designated as hedging instruments.

The following table sets forth financial assets and liabilities measured at fair value through net income and the respective pricing levels to which the fair value measurements are classified within the fair value hierarchy as of June 3, 2023 and May 28, 2022:

(In millions)			June 3, 2023			May 28, 2022
Financial Assets		NAV	Quoted Prices With Other Observable Inputs (Level 2)		NAV	Quoted Prices With Other Observable Inputs (Level 2)
Cash equivalents:						
Money market funds	$	17.3	$ —	$	31.8	$ —
Foreign currency forward contracts		—	1.3		—	0.4
Deferred compensation plan		—	16.3		—	15.0
Total	$	17.3	$ 17.6	$	31.8	$ 15.4
Financial Liabilities						
Foreign currency forward contracts	$	—	$ 1.8	$	—	$ 1.0
Total	$	—	$ 1.8	$	—	$ 1.0

The following describes the methods the Company uses to estimate the fair value of financial assets and liabilities recorded in other comprehensive income, which have not significantly changed in the current period:

Interest rate swap agreements — The value of the Company's interest rate swap agreements is determined using a market approach based on rates obtained from active markets. The interest rate swap agreements are designated as cash flow hedging instruments.

The following table sets forth financial assets and liabilities measured at fair value through other comprehensive income and the respective pricing levels to which the fair value measurements are classified within the fair value hierarchy as of June 3, 2023 and May 28, 2022.

(In millions)		June 3, 2023	May 28, 2022
Financial Assets	Balance Sheet Location	Quoted Prices with Other Observable Inputs (Level 2)	Quoted Prices with Other Observable Inputs (Level 2)
Interest rate swap agreement	Other noncurrent assets	$ 59.9	$ 31.9
Total		$ 59.9	$ 31.9
Financial Liabilities			
Interest rate swap agreement	Other liabilities	$ 3.0	$ —
Total		$ 3.0	$ —

The cost of securities sold is based on the specific identification method; realized gains and losses resulting from such sales are included in the Consolidated Statements of Comprehensive Income within Other (income) expense, net. The Company views its equity and fixed income mutual funds as available for use in its current operations. Accordingly, the investments are recorded within Current Assets within the Consolidated Balance Sheets.

The Company reviews its investment portfolio for any unrealized losses that would be deemed other-than-temporary and requires the recognition of an impairment loss in earnings. If the cost of an investment exceeds its fair value, the Company evaluates, among other factors, general market conditions, the duration and extent to which the fair value is less than its cost, the Company's intent to hold the investment, and whether it is more likely than not that the Company will be required to sell the investment before recovery of the cost basis. The Company also considers the type of security, related industry and sector performance, and published investment ratings. Once a decline in fair value is determined to be other-than-temporary, an impairment charge is recorded and a new cost basis in the investment is established. If conditions within individual markets, industry segments, or macro-economic environments deteriorate, the Company could incur future impairments.

Derivative Instruments and Hedging Activities

Foreign Currency Forward Contracts

The Company transacts business in various foreign currencies and has established a program that primarily utilizes foreign currency forward contracts to offset the risks associated with the effects of certain foreign currency exposures. Under this program, the Company's strategy is to have increases or decreases in our foreign currency exposures offset by gains or losses on the foreign currency forward contracts to mitigate the risks and volatility associated with foreign currency transaction gains or losses. These foreign currency exposures typically arise from net liability or asset exposures in non-functional currencies on the balance sheets of our foreign subsidiaries. These foreign currency forward contracts generally settle within 30 days and are not used for trading purposes.

These forward contracts are not designated as hedging instruments. Accordingly, we record the fair value of these contracts as of the end of the reporting period in the Consolidated Balance Sheets with changes in fair value recorded within the Consolidated Statements of Comprehensive Income. The balance sheet classification for the fair values of these forward contracts is Other current assets for unrealized gains and Other accrued liabilities for unrealized losses. The Consolidated Statements of Comprehensive Income classification for the fair values of these forward contracts is to Other (income) expense, net, for both realized and unrealized gains and losses.

The notional amounts of the forward contracts held to purchase and sell U.S. dollars in exchange for other major international currencies were $99.5 million and $54.1 million as of June 3, 2023 and May 28, 2022, respectively. The notional amounts of the foreign currency forward contracts held to purchase and sell British pound sterling in exchange for other major international currencies were £7.5 million and £43.1 million as of June 3, 2023 and May 28, 2022, respectively. The Company also has other forward contracts related to other currency pairs at varying notional amounts.

Interest Rate Swaps

The Company enters into interest rate swap agreements to manage its exposure to interest rate changes and its overall cost of borrowing. The Company's interest rate swap agreements exchange variable rate interest payments for fixed rate payments over the life of the agreement without the exchange of the underlying notional amounts. The notional amount of the interest rate swap agreements is used to measure interest to be paid or received. The differential paid or received on the interest rate swap agreements is recognized as an adjustment to interest expense.

In September 2016, the Company entered into an interest rate swap agreement. The interest rate swap is for an aggregate notional amount of $150.0 million with a forward start date of January 3, 2018 and a termination date of January 3, 2028. As a result of the transaction, the Company effectively converted the interest rate on indebtedness anticipated to be borrowed on the Company's revolving line of credit up to the notional amount from a LIBOR-based floating interest rate plus applicable margin to a 1.949% fixed interest rate plus applicable margin as of the forward start date. The swap agreement was amended in February 2023 for each calculation period beginning on February 3, 2023, and thereafter, to replace the LIBOR-based floating interest rate with a Term SOFR rate, and a 1.910% modified fixed interest rate.

In June 2017, the Company entered into a second interest rate swap agreement. The interest rate swap is for an aggregate notional amount of $75.0 million with a forward start date of January 3, 2018 and a termination date of January 3, 2028. As a result of the transaction, the Company effectively converted the interest rate on indebtedness anticipated to be borrowed on the Company's revolving line of credit up to the notional amount from a LIBOR-based floating interest rate plus applicable margin to a 2.387% fixed interest rate plus applicable margin as of the forward start date. The swap agreement was amended in February 2023 for each calculation period beginning on February 3, 2023, and thereafter, to replace the LIBOR-based floating interest rate with a Term SOFR rate, and a 2.348% modified fixed interest rate.

In January 2022, the Company entered into a third interest rate swap agreement. The interest rate swap is for an aggregate notional amount of $575.0 million with a forward start date of January 31, 2022 and a maturity date of January 29, 2027. The interest rate swap locked in the Company's interest rate on the forecasted outstanding borrowings of $575.0 million at 1.689% exclusive of the credit spread on the variable rate debt. As a result of the transaction, under the terms of the agreement the Company effectively will convert one month Spread Adjusted Term SOFR floating interest rate plus applicable margin to 1.689% fixed interest rate and adjustment % plus applicable margin as of the forward start date.The swap agreement was amended in February 2023 for each calculation period beginning on January 31, 2023, and thereafter, to replace the LIBOR-based floating interest rate with a Term SOFR rate, and a 1.650% modified fixed interest rate.

In February 2023, the Company entered into a fourth interest rate swap agreement. The interest rate swap is for an aggregate notional amount of $150.0 million with a forward start date of March 3, 2023 and a termination date of January 3, 2029. As a result of the transaction, under the terms of the agreement the Company effectively will convert one month Spread Adjusted Term SOFR floating interest rate plus applicable margin to 3.950% fixed interest rate and adjustment % plus applicable margin as of the forward start date. "Spread adjusted Term SOFR" means Term SOFR plus an adjustment % that varies with tenor. The Company typically selects a one month tenor and that is calculated as the one month Term SOFR rate plus 0.11448%.

The interest rate swaps were designated cash flow hedges at inception and the facts and circumstances of the hedged relationship remains consistent with the initial quantitative effectiveness assessment in that the hedged instruments remain an effective accounting hedge as of June 3, 2023. Since a designated derivative meets hedge accounting criteria, the fair value of the hedge is recorded in the Consolidated Statements of Stockholders' Equity as a component of Accumulated other comprehensive loss, net of tax. The ineffective portion of the change in fair value of the derivatives is immediately recognized in earnings. The interest rate swap agreements are assessed for hedge effectiveness on a quarterly basis.

(In millions)	Notional Amount	Forward Start Date	Amendment Effective Date	Termination Date	Effective Fixed Interest Rate
September 2016 Interest Rate Swap	$ 150.0	January 3, 2018	February 3, 2023	January 3, 2028	1.910 %
June 2017 Interest Rate Swap	$ 75.0	January 3, 2018	February 3, 2023	January 3, 2028	2.348 %
January 2022 Interest Rate Swap	$ 575.0	January 31, 2022	January 31, 2023	January 29, 2027	1.650 %
March 2023 Interest Rate Swap	$ 150.0	March 3, 2023	none	January 3, 2029	3.950 %

As of June 3, 2023, the swaps above effectively converted indebtedness up to the notional amounts from a SOFR-based floating interest rate plus 0.11448% plus applicable margin to an effective fixed interest rate plus 0.11448% plus applicable margin under the terms of our Credit Agreement. Effective Fixed Interest Rates include the rates amended effective January 31, 2023, or February 3, 2023, for the first three swaps included in the chart above.

For fiscal 2023, 2022 and 2021, there were no gains or losses recognized against earnings for hedge ineffectiveness.

Effects of Derivatives on the Financial Statements

The effects of non-designated derivatives on the consolidated financial statements were as follows for the fiscal years ended 2023 and 2022 (amounts presented exclude any income tax effects):

(In millions)	Balance Sheet Location	June 3, 2023		May 28, 2022	
Non-designated derivatives: [(1)]					
Foreign currency forward contracts	Current assets: Other current assets	$	1.3	$	0.4
Foreign currency forward contracts	Current liabilities: Other accrued liabilities	$	1.8	$	1.0

(1) Designated derivative and their balance sheet locations are located in above table within financial assets and liabilities measured at fair value.

		Fiscal Year					
(In millions)	Statement of Comprehensive Income Location	June 3, 2023		May 28, 2022		May 29, 2021	
Loss recognized on foreign currency forward contracts	Other expense (income), net	$	4.8	$	3.3	$	0.8

The gain/(loss) recorded, net of income taxes, in Other comprehensive loss for the effective portion of designated derivatives was as follows for the periods presented below:

	Fiscal Year					
(In millions)	June 3, 2023		May 28, 2022		May 29, 2021	
Interest rate swap	$	4.7	$	41.4	$	12.6

Reclassified from Accumulated other comprehensive loss into earnings within Interest expense for the fiscal year ended 2023, was a loss of $14.3 million and in fiscal years ended 2022, and 2021 were gains of $6.9 million and of $4.5 million, respectively. Pre-tax gains expected to be reclassified from Accumulated other comprehensive loss into earnings during the next twelve months are $28.2 million. The amount of gain, net of tax, expected to be reclassified out of Accumulated other comprehensive loss into earnings during the next twelve months is $21.1 million.

Redeemable Noncontrolling Interests

Redeemable noncontrolling interests are reported on the Consolidated Balance Sheets in mezzanine equity in Redeemable noncontrolling interests. These financial instruments represent a level 3 fair value measurement.

On December 2, 2019, the Company purchased an additional 34% equity voting interest in HAY. Upon increasing its ownership to 67%, the Company obtained a controlling financial interest and consolidated the financial results of HAY. Additionally, the Company is a party to options, that if exercised, would require it to purchase the remaining 33% of the equity in HAY, at fair market value. This remaining redeemable noncontrolling interest in HAY is classified outside permanent equity in the Consolidated Balance Sheets and is carried at the current estimated redemption amount. The Company recognizes changes to the redemption value of redeemable noncontrolling interests as they occur and adjusts the carrying value to equal the redemption value at the end of each reporting period. The redemption amounts have been estimated based on the fair value of the subsidiary, determined using discounted cash flow methods. This represents a level 3 fair value measurement.

Changes in the Company's redeemable noncontrolling interest in HAY for the year ended June 3, 2023 are as follows:

(In millions)	June 3, 2023	
Beginning Balance	$	106.9
Dividend attributable to redeemable noncontrolling interests		(4.9)
Redemption value adjustment		1.9
Net income attributable to redeemable noncontrolling interests		4.0
Foreign currency translation adjustments		(0.3)
Ending Balance	$	107.6

Other

For further information on the fair value assessment of intangible assets and impairment charge recorded in the year ended June 3, 2023, refer to "Goodwill and Indefinite-lived Intangible Assets" within Note 1 to the Consolidated Financial Statements.

13. Commitments and Contingencies

Product Warranties

The Company provides coverage to the end-user for parts and labor on products sold under its warranty policy and for other product-related matters. The specific terms, conditions, and length of those warranties vary depending upon the product sold. The Company does not sell or otherwise issue warranties or warranty extensions as stand-alone products. Reserves have been established for various costs associated with the Company's warranty program. General warranty reserves are based on historical claims experience and other currently available information and are periodically adjusted for business levels and other factors. Specific reserves are established once an issue is identified with the amounts for such reserves based on the estimated cost of correction. The Company provides an assurance-type warranty that ensures that products will function as intended. As such, the Company's estimated warranty obligation is accounted for as a liability and is recorded within current and long-term liabilities within the Consolidated Balance Sheets.

Changes in the warranty reserve for the stated periods were as follows:

	Year Ended		
(In millions)	June 3, 2023	May 28, 2022	May 29, 2021
Accrual Balance — beginning	$ 73.2	$ 60.1	$ 59.2
Accrual for warranty matters	24.6	16.6	12.8
Settlements and adjustments	(23.9)	(18.6)	(11.9)
Acquired through business acquisition	—	15.1	—
Accrual Balance — ending	$ 73.9	$ 73.2	$ 60.1

Guarantees

The Company is periodically required to provide performance bonds to do business with certain customers. These arrangements are common in the industry and generally have terms ranging between one year and three years. The bonds are required to provide assurance to customers that the products and services they have purchased will be installed and/or provided properly and without damage to their facilities. The bonds are provided by various bonding agencies. However, the Company is ultimately liable for claims that may occur against them. As of June 3, 2023, the Company had a maximum financial exposure related to performance bonds of approximately $8.9 million. The Company has no history of claims, nor is it aware of circumstances that would require it to pay, under any of these arrangements. The Company also believes that the resolution of any claims that might arise in the future, either individually or in the aggregate, would not materially affect the Company's Consolidated Financial Statements. Accordingly, no liability has been recorded in respect to these bonds as of either June 3, 2023 or May 28, 2022.

The Company has entered into standby letter of credit arrangements for purposes of protecting various insurance companies and lessors against default on insurance premium and lease payments. As of June 3, 2023, the Company had a maximum financial exposure from these standby letters of credit totaling approximately $14.1 million, all of which is considered usage against the Company's revolving line of credit. The Company has no history of claims, nor is it aware of circumstances that would require it to perform under any of these arrangements and believes that the resolution of any claims that might arise in the future, either individually or in the aggregate, would not materially affect the Company's Consolidated Financial Statements. Accordingly, no liability has been recorded as of June 3, 2023 and May 28, 2022.

Contingencies

The Company is also involved in legal proceedings and litigation arising in the ordinary course of business. In the opinion of management, the outcome of such proceedings and litigation currently pending will not have a material adverse effect, if any, on the Company's Consolidated Financial Statements.

As of the end of fiscal 2023, outstanding commitments for future purchase obligations approximated $91.4 million.

14. Operating Segments

Effective as of May 29, 2022, the beginning of fiscal year 2023, the Company implemented an organizational change that resulted in a change in the reportable segments. The Company has restated historical results to reflect this change. Below is a summary of the change in reportable segments.

- The reportable segments now consist of three segments: Americas Contract ("Americas"), International Contract & Specialty ("International & Specialty"), and Global Retail ("Retail").

- The activities related to the manufacture and sale of furniture products direct to consumers and third-party retailers for the Knoll and Muuto brands that were previously reported within the Knoll segment have been moved to the Global Retail segment.

- The activities related to the manufacture and sale of furniture products in the Americas for the Knoll, Muuto and Datesweiser brands that were previously reported within the Knoll segment have been moved to the Americas Contract segment.

- The activities related to the manufacture and sale of furniture products in geographies other than the Americas for the Knoll and Muuto brands have been moved to the International Contract & Specialty segment.

- The activities related to manufacture and sale of products for the Maharam brand have been moved from the Americas Contract segment to the International Contract & Specialty segment, along with the activities of Holly Hunt, Spinneybeck, Knoll Textiles, and Edelman, which were previously reported within the Knoll segment.

The Americas Contract segment includes the operations associated with the design, manufacture and sale of furniture products directly or indirectly through an independent dealership network for office, healthcare, and educational environments throughout North and South America.

The International Contract & Specialty segment includes the operations associated with the design, manufacture and sale of furniture products, indirectly or directly through an independent dealership network in Europe, the Middle East, Africa and Asia-Pacific as well as the global operations of the Specialty brands, which include Holly Hunt, Spinneybeck, Maharam, Edelman, and Knoll Textiles.

The Global Retail segment includes global operations associated with the sale of modern design furnishings and accessories to third party retailers, as well as direct to consumer sales through eCommerce, direct-mail catalogs, and physical retail stores.

The Company also reports a "Corporate" category consisting primarily of unallocated expenses related to general corporate functions, including, but not limited to, certain legal, executive, corporate finance, information technology, administrative and acquisition-related costs. Management regularly reviews corporate costs and believes disclosing such information provides more visibility and transparency regarding how the chief operating decision maker reviews results of the Company. The accounting policies of the operating segments are the same as those of the Company.

The performance of the operating segments is evaluated by the Company's management using various financial measures. The following is a summary of certain key financial measures for the years indicated:

(In millions)		Year Ended		
		June 3, 2023	May 28, 2022	May 29, 2021
Net sales:				
Americas Contract	$	2,026.1	$ 1,929.1	$ 1,234.6
International Contract and Specialty		1,017.3	928.5	479.6
Global Retail		1,043.7	1,088.4	750.9
Total	$	4,087.1	$ 3,946.0	$ 2,465.1
Depreciation and amortization:				
Americas Contract	$	87.7	$ 104.5	$ 48.4
International Contract and Specialty		33.4	52.3	20.2
Global Retail		34.0	33.8	18.6
Corporate		—	—	—
Total	$	155.1	$ 190.6	$ 87.2
Operating earnings (loss):				
Americas Contract	$	99.6	$ (24.0)	$ 97.2
International Contract and Specialty		98.6	69.9	49.4
Global Retail		(15.5)	134.5	138.2
Corporate		(60.4)	(140.6)	(52.3)
Total	$	122.3	$ 39.8	$ 232.5
Capital expenditures:				
Americas Contract	$	52.4	$ 52.5	$ 40.8
International Contract and Specialty		15.6	17.8	11.3
Global Retail		15.3	24.4	7.7
Total	$	83.3	$ 94.7	$ 59.8
Goodwill:				
Americas Contract	$	528.4	$ 530.1	$ 160.7
International Contract and Specialty		303.0	304.3	111.2
Global Retail		390.3	$ 391.8	92.3
Total	$	1,221.7	$ 1,226.2	$ 364.2

Many of the Company's assets, including manufacturing, office and showroom facilities, support multiple segments. For that reason, it is impractical to disclose asset information on a segment basis.

The accounting policies of the operating segments are the same as those of the Company. Additionally, the Company employs a methodology for allocating corporate costs and assets with the underlying objective of this methodology being to allocate corporate costs according to the relative usage of the underlying resources and to allocate corporate assets according to the relative expected benefit. The majority of the allocations for corporate expenses are based on relative net sales. However, certain corporate costs, generally considered the result of isolated business decisions, are not subject to allocation and are evaluated separately from the rest of the regular ongoing business operations.

The Company's product offerings consist primarily of furniture systems, seating, freestanding furniture, storage, casegoods, textiles, architectural and acoustical products. These product offerings are marketed, distributed and managed primarily as a group of similar products on an overall portfolio basis. The following is a summary of net sales estimated by product category for the years indicated:

| (In millions) | | Year Ended | | | | |
		June 3, 2023		May 28, 2022		May 29, 2021
Net sales:						
Workplace	$	1,559.7	$	1,484.4	$	855.1
Performance Seating		900.7		942.8		778.3
Lifestyle		1,400.0		1,286.6		696.2
Other [1]		226.7		232.2		135.5
Total	$	4,087.1	$	3,946.0	$	2,465.1

(1) "Other" primarily consists of uncategorized product sales and service sales.

15. Accumulated Other Comprehensive Loss

The following table provides an analysis of the changes in accumulated other comprehensive loss for the years indicated:

		Year Ended	
(In millions)	June 3, 2023	May 28, 2022	May 29, 2021
Cumulative translation adjustments at beginning of period	$ (93.9)	$ (3.9)	$ (56.0)
Other comprehensive (loss) income	(20.1)	(90.0)	52.1
Balance at end of period	(114.0)	(93.9)	(3.9)
Pension and other post-retirement benefit plans at beginning of period	(36.9)	(50.4)	(59.2)
Other comprehensive income before reclassifications (net of tax of ($3.50), ($.02), and ($0.03))	14.8	13.5	5.3
Reclassification from accumulated other comprehensive income - Other, net	2.7	4.4	5.5
Tax expense	(4.4)	(4.4)	(2.0)
Net reclassifications	(1.7)	—	3.5
Net current period other comprehensive income	13.1	13.5	8.8
Balance at end of period	(23.8)	(36.9)	(50.4)
Interest rate swap agreement at beginning of period	23.7	(10.8)	(18.9)
Other comprehensive income before reclassifications (net of tax of ($6.2), ($11.6), and ($2.6))	4.7	41.4	12.6
Reclassification from accumulated other comprehensive income - Other, net	14.3	(6.9)	(4.5)
Net reclassifications	14.3	(6.9)	(4.5)
Net current period other comprehensive income	19.0	34.5	8.1
Balance at end of period	42.7	23.7	(10.8)
Unrealized holding gains on securities at beginning of period	—	—	0.1
Other comprehensive (loss) income before reclassifications	—	—	(0.1)
Balance at end of period	—	—	—
Total Accumulated other comprehensive loss	$ (95.1)	$ (107.1)	$ (65.1)

16. Restructuring and Integration Expense

As part of restructuring and integration activities, the Company has incurred expenses that qualify as exit and disposal costs under U.S. GAAP. These include severance and employee benefit costs as well as other direct separation benefit costs. Severance and employee benefit costs primarily relate to cash severance, as well as non-cash severance, including accelerated equity award compensation expense. The Company also incurred expenses that are an integral component of, and directly attribute to, our restructuring and integration activities, which do not qualify as exit and disposal costs under U.S. GAAP. These include integration implementation costs that relate primarily to professional fees and non-cash losses incurred on debt extinguishment.

The expense associated with integration initiatives are included in Selling, General, and Administrative and the expense associated with restructuring activities are included in Restructuring expense in the Consolidated Statements of Comprehensive Income. Non-cash costs related to debt extinguishment in the financing of the transaction is recorded in Other expense (income), net in the Consolidated Statements of Comprehensive Income.

Knoll Integration:

Following the acquisition of Knoll, the Company announced a multi-year program (the "Knoll Integration") designed to reduce costs and integrate and optimize the combined organization. The Company currently expects that the Knoll Integration will result in pre-tax costs of approximately $140 million, comprised of the following categories:

- Severance and employee benefit costs associated with plans to integrate the Company's operating structure, resulting in workforce reductions. These costs will primarily include: severance and employee benefits (cash severance, non-cash severance, including accelerated stock-compensation award expense and other termination benefits).

- Exit and disposal activities include those incurred as a direct result of integration activities, primarily including the reorganization and consolidation of facilities and asset impairment charges.

- Other integration costs include professional fees and other incremental third-party expenses, including a loss on extinguishment of debt associated with financing of the acquisition.

For the year ended June 3, 2023, the Company incurred $18.0 million of costs related to the Knoll Integration including: $3.6 million of severance and employee benefit costs, $5.9 million of exit and disposal costs related to the consolidation of facilities, and $8.5 million of other integration costs.

For the year ended May 28, 2022, the Company incurred $107.9 million of costs related to the Knoll Integration including: $51.1 million of severance and employee benefit costs, $15.5 million of non-cash asset impairments, $13.4 million of non-cash costs related to debt-extinguishment in the financing of the transaction, and $27.9 million of other integration costs.

The following table provides an analysis of the changes in liability balance for Knoll Integration costs that qualify as exit and disposal costs under U.S. GAAP (i.e., severance and employee benefit costs and exit and disposal activities) for the fiscal year ended June 3, 2023:

(In millions)	Severance and Employee Benefit		Exit and Disposal Activities		Total	
May 28, 2022	$	1.4	$	—	$	1.4
Integration Costs		3.6		5.9		9.5
Amounts Paid		(2.3)		(5.9)		(8.2)
Non-cash costs		0.2		—		0.2
June 3, 2023	$	2.9	$	—	$	2.9

The Company expects that a substantial portion of the liability for the Knoll Integration as of June 3, 2023, will be paid in the first quarter of fiscal year 2024.

The following is a summary of integration expenses by segment for the period indicated:

	Twelve Months Ended			
(In millions)	June 3, 2023		May 28, 2022	
Americas Contract	$	9.7	$	21.9
International Contract and Specialty		2.5		—
Global Retail		0.2		—
Corporate		5.6		86.0
Total	$	18.0	$	107.9

2023 Restructuring Plan

During fiscal year 2023, the Company announced a series of actions that relate to the 2023 restructuring plan ("2023 restructuring plan") to reduce expenses. These restructuring activities included voluntary and involuntary reductions in workforces and charges incurred in connection with the Fully decision. As the result of these actions, the Company projects an annualized expense reduction of approximately $30 million to $35 million. For the year ended June 3, 2023, the Company incurred $34.0 million of costs related to the 2023 restructuring plan comprised of $27.9 million of severance and employee benefit costs and $6.1 million of non-impairment charges related to the closure of the Fully business. The restructuring plan is complete and no future costs related to this plan are expected.

The following table provides an analysis of the changes in liability balance for the 2023 restructuring plan that qualify as exit and disposal costs under U.S. GAAP (i.e., severance and employee benefit costs and exit and disposal activities) for the fiscal year ended June 3, 2023:

(In millions)	Severance and Employee-Related	Exit and Disposal Activities	Total
May 28, 2022	$ —	$ —	$ —
Restructuring Costs	27.9	6.1	34.0
Amounts Paid	(20.6)	(6.1)	(26.7)
June 3, 2023	$ 7.3	$ —	$ 7.3

The Company expects that remaining liability for the 2023 restructuring plan as of June 3, 2023, will be paid in fiscal year 2024.

The following is a summary of restructuring costs by segment for the years indicated:

	Year Ended	
(In millions)	June 3, 2023	May 28, 2022
Americas Contract	$ 22.8	$ —
International Contract & Specialty	1.3	—
Retail	9.9	—
Corporate	—	—
Total	$ 34.0	$ —

17. Variable Interest Entities

During the year ended May 28, 2022, the Company entered into long-term notes receivable with certain of its third-party owned dealers that are deemed to be variable interests in variable interest entities. The carrying value of these long-term notes receivable was $6.3 million and $1.2 million as of June 3, 2023 and May 28, 2022 respectively and represents the Company's maximum exposure to loss. The Company is not deemed to be the primary beneficiary for any of these variable interest entities as each dealer controls the activities that most significantly impact the entity's economic performance, including sales, marketing, and operations.

Management's Report on Internal Control over Financial Reporting

To the Board of Directors and Stockholders of MillerKnoll, Inc.

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Exchange Act Rules 13a-15(f). The internal control over financial reporting at MillerKnoll, Inc. is designed to provide reasonable assurance to our stakeholders that the financial statements of the Company fairly represent its financial condition and results of operations.

Because of its inherent limitations, a system of internal control over financial reporting can provide only reasonable assurance and may not prevent or detect all misstatements. Further, because of changes in conditions, effectiveness of internal control over financial reporting may vary over time.

Under the supervision and with the participation of management, including our Chief Executive Officer and Chief Financial Officer, we conducted an assessment of the effectiveness of our internal control over financial reporting as of June 3, 2023, based on the original framework in Internal Control — Integrated Framework (2013 Framework) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, our management believes the Company's internal control over financial reporting was effective as of June 3, 2023.

KPMG LLP has issued an attestation report on the effectiveness of our internal control over financial reporting, which is included herein.

/s/ Andrea R. Owen
Andrea R. Owen
Chief Executive Officer

/s/ Jeffrey M. Stutz
Jeffrey M. Stutz
Chief Financial Officer

Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors
MillerKnoll, Inc.:

Opinions on the Consolidated Financial Statements and Internal Control Over Financial Reporting

We have audited the accompanying consolidated balance sheets of MillerKnoll, Inc. and subsidiaries (the Company) as of June 3, 2023 and May 28, 2022, the related consolidated statements of income, comprehensive income, stockholders' equity, and cash flows for each of the years in the three-year period ended June 3, 2023, and the related notes and financial statement schedule II - Valuation and Qualifying Accounts (collectively, the consolidated financial statements). We also have audited the Company's internal control over financial reporting as of June 3, 2023, based on criteria established in *Internal Control – Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of June 3, 2023 and May 28, 2022, and the results of its operations and its cash flows for each of the years in the three-year period ended June 3, 2023, in conformity with U.S. generally accepted accounting principles. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of June 3, 2023 based on criteria established in *Internal Control – Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Basis for Opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's consolidated financial statements and an opinion on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control Over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matter

The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Goodwill impairment assessment

As discussed in Note 1 to the consolidated financial statements, the Company's consolidated goodwill balance was $1,221.7 million as of June 3, 2023, of which $390.3 million was related to the Global Retail reporting unit. Goodwill is tested for impairment annually in the fourth quarter of each fiscal year, or more frequently, when events or changes in circumstances indicate that the fair value of a reporting unit has declined below its carrying value. To estimate the fair value of the Global Retail reporting unit, the Company utilized a weighting of the income approach and the market approach that used observable comparable company information.

We identified the evaluation of goodwill for impairment for the Global Retail reporting unit as a critical audit matter. Subjective and challenging auditor judgment was required to evaluate the selection of forecasted revenue growth rates, operating margins, and the discount rate used in the income approach. Additionally, the audit effort associated with the evaluation of the Company's discount rate involved the use of valuation professionals with specialized skills and knowledge.

The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls over the Company's determination of the fair value of the Global Retail reporting unit, including controls over the selection of forecasted revenue growth rates, operating margins, and the discount rate. We evaluated the reasonableness of management's forecasted revenue growth rates and operating margins by comparing the forecasts to historical revenue growth rates and operating margins, considering industry conditions and growth plans. We performed sensitivity analyses to assess the impact of reasonably possible changes to the forecasted revenue growth rates, operating margins, and discount rate assumptions on the reporting unit fair values. In addition, we involved valuation professionals with specialized skills and knowledge, who assisted in evaluating the Company's discount rate by comparing the Company's inputs to the discount rate to publicly available data for comparable entities and assessing the resulting discount rate.

Knoll tradename impairment assessment

As discussed in Note 1 to the consolidated financial statements, the indefinite-lived intangible asset balance as of June 3, 2023 was $153.3 million related to the Knoll tradename. During the fourth quarter of the year ended June 3, 2023, the Company recorded an impairment loss of $19.7 million related to the Knoll tradename. Indefinite-lived intangible assets are tested for impairment annually in the fourth quarter, or more frequently, when events or changes in circumstances indicate that the fair value of an indefinite-lived intangible asset has declined below its carrying value. To estimate the fair value of the indefinite-lived intangible assets, the Company utilizes the relief from royalty method.

We identified the evaluation of the Knoll tradename for impairment as a critical audit matter. Subjective and challenging auditor judgment was required to evaluate the selection of forecasted revenue growth rates, discount rate, and royalty rate used to estimate the fair value of the Knoll tradename. Additionally, the audit effort associated with the evaluation of the Company's discount rate and royalty rate required the use of valuation professionals with specialized skills and knowledge.

The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls over the Company's determination of the fair value of the Knoll tradename, including controls over the selection of forecasted revenue growth rates, discount rate, and royalty rate. We evaluated the reasonableness of management's forecasted revenue growth rates by comparing the forecasts to historical revenue growth rates, considering industry conditions and growth plans. We performed sensitivity analyses to assess the impact of reasonably possible changes to the forecasted revenue growth rates, discount rate, and royalty rate assumptions on the fair value of the tradename. In addition, we involved valuation professionals with specialized skills and knowledge, who assisted in:

• evaluating the Company's discount rate by comparing the Company's inputs to the discount rate to publicly available data for comparable entities and assessing the overall discount rate; and

• evaluating the Company's royalty rate by comparing the selected royalty rate to the royalty rate selected at the acquisition date and publicly available data for comparable licensing agreements in assessing the overall royalty rate.

/s/ KPMG LLP

We have served as the Company's auditor since 2019.

Chicago, Illinois
July 26, 2023

Item 9 Changes in and Disagreements with Accountants on Accounting and Financial Disclosures

None

Item 9A Controls and Procedures

(a)   Disclosure Controls and Procedures. Under the supervision and with the participation of management, the Company's Chief Executive Officer and Chief Financial Officer have evaluated the effectiveness of the Company's disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) as of June 3, 2023 and have concluded that as of that date, the Company's disclosure controls and procedures were effective.

(b)   Management's Annual Report on Internal Control Over Financial Reporting and Attestation Report of the Independent Registered Public Accounting Firm. Refer to Item 8 for "Management's Report on Internal Control Over Financial Reporting." The effectiveness of the Company's internal control over financial reporting has been audited by KPMG LLP, an independent registered accounting firm, as stated in its report included in Item 8.

(c)   Changes in Internal Control Over Financial Reporting. There were no changes in the Company's internal control over financial reporting during the fourth quarter ended June 3, 2023 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 9B Other Information

On July 21, 2023, the Company's Board of Directors approved an amendment to the Company's annual incentive cash bonus plan that removes adjusted operating income as the primary metric upon which awards made pursuant to that plan are based and instead gives the Board discretion to determine the applicable metric(s) for each plan year. The plan, as amended and restated, is filed as Exhibit 10.4 to this Annual Report.

Item 9C Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable

PART III

Item 10 Directors, Executive Officers and Corporate Governance

Directors, Executive Officers, Promoters and Control Persons

Information relating to directors and director nominees of the Company is contained under the caption "Director and Executive Officer Information" in the Company's definitive Proxy Statement, relating to the Company's 2023 Annual Meeting of Stockholders, and the information within that section is incorporated by reference. Information relating to executive officers of the Company is included in Part I hereof entitled "Information About Our Executive Officers."

Compliance with Section 16(a) of the Exchange Act

Information relating to compliance with Section 16(a) of the Exchange Act is contained under the caption "Delinquent Section 16(a) Reports" in the Company's definitive Proxy Statement, relating to the Company's 2023 Annual Meeting of Stockholders, and the information within that section is incorporated by reference.

Code of Ethics

The Company has adopted a Code of Business Conduct and Ethics that serves as the code of ethics for the executive officers and senior financial officers and as the code of business conduct for all Company directors and employees. This code is made available free of charge through the "Legal" section of the Company's website at www.millerknoll.com/legal. Any amendments to, or waivers from, a provision of this code applicable to any such officers will be posted to the "Legal" section of the Company's website.

Corporate Governance

Information relating to the identification of the audit committee, audit committee financial experts, and director nomination procedures of the Company is contained under the captions "Board Committees" and "Corporate Governance and Board Matters — Director Nominations" in the Company's definitive Proxy Statement, relating to the Company's 2023 Annual Meeting of Stockholders, and the information within these sections is incorporated by reference.

Item 11 Executive Compensation

Information relating to executive compensation is contained under the sections "Compensation Discussion and Analysis," "Compensation Tables," "CEO Pay Ratio," "Pay Versus Performance," and "Compensation Committee Interlocks and Insider Participation" in the Company's definitive Proxy Statement, relating to the Company's 2023 Annual Meeting of Stockholders, and the information within these sections is incorporated by reference. The information under the caption "Compensation Committee Report" is incorporated by reference, however, such information is not deemed filed with the SEC.

Item 12 Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

The sections entitled "Share Ownership," "Director and Executive Officer Information," and "Equity Compensation Plan Information" in the Company's definitive Proxy Statement, relating to the Company's 2023 Annual Meeting of Stockholders, and the information within these sections is incorporated by reference.

Item 13 Certain Relationships and Related Transactions, and Director Independence

Information concerning certain relationships and related transactions contained under the captions "Certain Relationships and Related Party Transactions," and "Corporate Governance and Board Matters — Director Independence" in the Company's definitive Proxy Statement, relating to the Company's 2023 Annual Meeting of Stockholders and the information within these sections is incorporated by reference.

Item 14 Principal Accountant Fees and Services

The Company's independent registered public accounting firm is KPMG LLP, Chicago, IL, Auditor Firm ID: 185.

Information relating to the ratification of the selection of the Company's independent public accountants and concerning the payments to our principal accountants and the services provided by our principal accounting firm set forth under the captions "Ratification of the Audit Committee's selection of Independent Registered Public Accounting Firm" including "Disclosure of Fees Paid to Independent Auditors" in the Company's definitive Proxy Statement, relating to the Company's 2023 Annual Meeting of Stockholders, and the information within that section is incorporated by reference.

PART IV

Item 15 Exhibits and Financial Statement Schedule

(a)   The following documents are filed as a part of this report:

    1.   <u>Financial Statements</u>

The following Consolidated Financial Statements of the Company are included in this Annual Report on Form 10-K on the pages noted:

	Page Number in this Form 10-K
Consolidated Statements of Comprehensive Income	48
Consolidated Balance Sheets	49
Consolidated Statements of Stockholders' Equity	50
Consolidated Statements of Cash Flows	51
Notes to the Consolidated Financial Statements	52
Management's Report on Internal Control over Financial Reporting	94
Report of Independent Registered Public Accounting Firms	95

    2.   <u>Financial Statement Schedule</u>

The following financial statement schedule is included in this Annual Report on Form 10-K on the pages noted:

	Page Number in this Form 10-K
Schedule II- Valuation and Qualifying Accounts	105

All other schedules required by Form 10-K Annual Report have been omitted because they were not applicable, included in the Notes to the Consolidated Financial Statements, or otherwise not required under instructions contained in Regulation S-X.

    3.   <u>Exhibits</u>

Refer to the Exhibit Index which is included below.

Exhibit Index

(2)   Plan of Acquisition, Reorganization, Arrangement, Liquidation or Succession

    (2.1)   [Agreement and Plan of Merger, by and among Herman Miller, Inc., Heat Merger Sub, Inc. and Knoll, Inc., dated as of April 19, 2021, is incorporated by reference to Exhibit 2.1 of Registrant's Form 8-K Report filed April 22, 2021 (Commission File No. 001-15141).](#)

(3)   Articles of Incorporation and Bylaws

    (3.1)   [Restated Articles of Incorporation, dated October 19, 2021, are incorporated by reference to Exhibit 3(a) of Registrant's Form 10-Q Report filed January 5, 2022 (Commission File No. 001-15141).](#)

    (3.2)   [Amended and Restated Bylaws, dated effective April 18, 2023, are incorporated by reference to Exhibit 3.1 of the Registrant's Form 8-K Report filed April 20, 2023 (Commission File No. 001-15141).](#)

(4)   Instruments Defining the Rights of Security Holders

    (4.1)   Other instruments which define the rights of holders of long-term debt individually represent debt of less than 10% of total assets. In accordance with item 601(b)(4)(iii)(A) of Regulation S-K, the Registrant agrees to furnish to the SEC copies of such agreements upon request.

    (4.2)   [Description of the Registrant's Securities Registered Pursuant to Section 12 of the Securities Exchange Act of 1934, is incorporated by reference to Exhibit 4.2 of Registrant's Form 10-K filed July 26, 2022 (Commission File No. 001-15141).](#)

(10)   Material Contracts

    (10.1)   [Credit Agreement dated as of July 19, 2021, by and among Herman Miller, Inc.; the lenders and other parties party thereto: Goldman Sachs Bank USA and Wells Fargo Bank, National Association, as administrative agents; and Goldman Sachs Bank USA, as collateral agent, is incorporated by reference to Exhibit 10.1 of Registrant's Form 8-K filed July 20, 2021 (Commission File No. 001-15141).](#)

    (10.2)   [Amendment No. 1 to Credit Agreement, dated as of September 22, 2021, is incorporated by reference to Exhibit 10.2 of the Registrant's Form 10-Q filed October 6, 2021 (Commission File No. 001-15141)](#)

    (10.3)   [Amendment No. 2 to Credit Agreement, dated as of January 10, 2023, is incorporated by reference to Exhibit 10.1 of the Registrant's Form 10-Q filed April 12, 2023 (Commission File No. 001-15141)](#)

    (10.4)   [MillerKnoll, Inc. 2023 Amended and Restated Annual Incentive Cash Bonus Plan](#) [1]

    (10.5)   [MillerKnoll, Inc. 2020 Long-Term Incentive Plan, as amended, is incorporated by reference to Exhibit 10.4 of the Registrant's Form 10-K filed July 26, 2022 (Commission File No. 001-15141).](#) [1]

    (10.6)   [MillerKnoll, Inc. 2020 Long-Term Incentive Plan Stock Option Agreement, is incorporated by reference to Exhibit 10.5 of the Registrant's Form 10-K filed July 26, 2022 (Commission File No. 001-15141)..](#) [1]

    (10.7)   [MillerKnoll, Inc. 2020 Long-Term Incentive Plan Premium Stock Option Agreement, is incorporated by reference to Exhibit 10.6 of the Registrant's Form 10-K filed July 26, 2022 (Commission File No. 001-15141)..](#) [1]

    (10.8)   [MillerKnoll, Inc. 2020 Long-Term Incentive Plan Restricted Stock Unit Award Agreement, is incorporated by reference to Exhibit 10.7 of the Registrant's Form 10-K filed July 26, 2022 (Commission File No. 001-15141).](#) [1]

    (10.9)   [MillerKnoll, Inc. 2020 Long-Term Incentive Plan Revenue Performance Share Unit with TSR Multiplier Award Agreement, is incorporated by reference to Exhibit 10.8 of the Registrant's Form 10-K filed July 26, 2022 (Commission File No. 001-15141).](#) [1]

(10.10) [MillerKnoll, Inc. 2020 Long-Term Incentive Plan Operating Income Performance Share Unit with TSR Multiplier Award Agreement, is incorporated by reference to Exhibit 10.9 of the Registrant's Form 10-K filed July 26, 2022 (Commission File No. 001-15141)..](#) [1]

(10.11) [MillerKnoll, Inc. 2020 Long-Term Incentive Plan Non-Financial Metric(s) Performance Share Unit with TSR Multiplier Award Agreement, is incorporated by reference to Exhibit 10.10 of the Registrant's Form 10-K filed July 26, 2022 (Commission File No. 001-15141).](#) [1]

(10.12) [Herman Miller, Inc. 2020 Long-Term Incentive Plan Performance Restricted Stock Unit Award Agreement, is incorporated by reference to Exhibit 10.11 of the Registrant's Form 10-K filed July 26, 2022 (Commission File No. 001-15141).](#) [1]

(10.13) [Knoll, Inc. 2021 Stock Incentive Plan, as amended, is incorporated by reference to Exhibit 10.12 of the Registrant's Form 10-K filed July 26, 2022 (Commission File No. 001-15141).](#) [1]

(10.14) [Amended and Restated MillerKnoll, Inc. Director Deferred Compensation Plan is incorporated by reference to Exhibit 10.1 of the Registrant's Form 10-Q filed January 5, 2022 (Commission File No. 001-15141).](#) [1]

(10.15) [Trust Under the Herman Miller, Inc. Nonemployee Officer and Director Compensation Plan is incorporated by reference to Exhibit 10(q) of the Registrant's Form 10-K Report filed July 26, 2016 (Commission File No. 001-15141).](#) [1]

(10.16) [MillerKnoll, Inc. Executive Equalization Retirement Plan](#) [1]

(10.17) [Form of Management Continuity Agreement of the Registrant is incorporated by reference to Exhibit 10 (c) of Registrant's Form 10-K filed July 28, 2020 (Commission File No. 001-15141).](#) [1]

(10.18) [Form of Indemnification Agreement between MillerKnoll, Inc. and directors, is incorporated by reference to Exhibit 10.17 of the Registrant's Form 10-K filed July 26, 2022 (Commission File No. 001-15141).](#) [1]

(10.19) [Form of Indemnification Agreement between MillerKnoll, Inc. and certain employees, including executive officers of MillerKnoll, Inc., serving as a director or officer of a foreign subsidiary, is incorporated by reference to Exhibit 10.18 of the Registrant's Form 10-K filed July 26, 2022 (Commission File No. 001-15141).](#) [1]

(10.20) [Employment Agreement between Herman Miller, Inc. and Andrea R. Owen, Chief Executive Officer, dated August 3, 2018, is incorporated by reference to Exhibit 10.1 of the Registrant's Form 10-Q filed October 10, 2018 (Commission File No. 001-15141).](#) [1]

(10.21) [Stock Option Agreement between Herman Miller, Inc. and Andrea Owen is incorporated by reference to Exhibit 10.5 of the Registrant's Form 10-Q Report filed January 9, 2019 (Commission File No. 001-15141).](#) [1]

(10.22) [Restricted Stock Unit Award Agreement between Herman Miller, Inc. and Andrea Owen is incorporated by reference to Exhibit 10.6 of the Registrant's Form 10-Q Report filed January 9, 2019 (Commission File No. 001-15141).](#) [1]

(10.23) [HMVA Performance Share Award Agreement between Herman Miller, Inc. and Andrea Owen is incorporated by reference to Exhibit 10.7 of the Registrant's Form 10-Q Report filed January 9, 2019 (Commission File No. 001-15141).](#) [1]

(10.24) [TSR Performance Share Unit Award Agreement between Herman Miller, Inc. and Andrea Owen is incorporated by reference to Exhibit 10.8 of the Registrant's Form 10-Q Report filed January 9, 2019 (Commission File No. 001-15141).](#) [1]

(10.25) [Chris Baldwin Offer Letter dated June 13, 2021, is incorporated by reference to Exhibit 10.24 of the Registrant's Form 10-K filed July 26, 2022 (Commission File No. 001-15141).](#) [1]

(10.26) [Restricted Stock Agreement under the Knoll, Inc. 2018 Stock Incentive Plan, is incorporated by reference to Exhibit 10.25 of the Registrant's Form 10-K filed July 26, 2022 (Commission File No. 001-15141).](#) [1]

(10.27)	Performance-Based Stock Unit Agreement under the Knoll, Inc. 2018 Stock Incentive Plan (incorporated by reference to Exhibit 10.19(r) to the Form 10-K filed by Knoll, Inc. on March 1, 2021) (see modifications implemented pursuant to the Agreement and Plan of Merger filed as Exhibit 2.1 with this Form 10-K). [1]
(10.28)	Restricted Share Agreement under the Knoll, Inc. 2013 Stock Incentive Plan (incorporated by reference to Exhibit 10.17(c) to the Form 10-K filed by Knoll, Inc. on March 1, 2021). [1]
(21)	Subsidiaries.
(23)	Consent of Independent Registered Public Accounting Firm.
(24)	Power of Attorney (included on the signature page to this Form 10-K Report).
(31.1)	Certificate of the Chief Executive Officer of MillerKnoll, Inc., pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
(31.2)	Certificate of the Chief Financial Officer of MillerKnoll, Inc., pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
(32.1)	Certificate of the Chief Executive Officer of MillerKnoll, Inc., pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
(32.2)	Certificate of the Chief Financial Officer of MillerKnoll, Inc., pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
(97)	Policy Relating to Recovery of Erroneously Awarded Compensation
(97.1)	MillerKnoll, Inc. Compensation Recovery Policy
101.INS	The instance document does not appear in the interactive data file because its XBRL tags are embedded within the inline XBRL document.
101.SCH	Inline XBRL Taxonomy Extension Schema Document
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document
104	Cover Page Interactive Data File (embedded within the Inline XBRL document and included in Exhibit 101).

[1] Denotes compensatory plan or arrangement.

Schedule II - Valuation and Qualifying Accounts

(In millions)

Column A	Column B	Column C	Column C	Column D	Column E
Description	Balance at beginning of period	Charges to expenses or net sales	Charges to other accounts [4]	Deductions [3]	Balance at end of period
Year ended June 3, 2023:					
Accounts receivable allowances — uncollectible accounts[1]	$ 8.6	$ 0.5	$ —	$ (3.0)	$ 6.1
Accounts receivable allowances — credit memo[2]	1.1	(0.8)	—	—	0.3
Valuation allowance for deferred tax asset	11.7	1.3	—	(0.3)	12.7
Year ended May 28, 2022:					
Accounts receivable allowances — uncollectible accounts[1]	$ 4.8	$ 1.3	$ 4.7	$ (2.2)	$ 8.6
Accounts receivable allowances — credit memo[2]	0.7	0.4	—	—	1.1
Valuation allowance for deferred tax asset	8.9	0.4	—	2.4	11.7
Year ended May 29, 2021:					
Accounts receivable allowances — uncollectible accounts[1]	$ 4.3	$ 1.7	$ —	$ (1.2)	$ 4.8
Accounts receivable allowances — credit memo[2]	0.1	—	—	0.6	0.7
Allowance for possible losses on notes receivable	0.3	(0.3)	—	—	—
Valuation allowance for deferred tax asset	10.6	(2.3)	—	0.6	8.9

(1) Activity under the "Charges to expenses or net sales" column are recorded within Selling, general and administrative expenses.

(2) Activity under the "Charges to expenses or net sales" column are recorded within Net sales.

(3) Represents amounts written off, net of recoveries and other adjustments. Includes effects of foreign translation.

(4) Represents reserves recorded related to the Knoll entity.

Item 16 Form 10-K Summary

None

Signatures

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MillerKnoll, Inc.

	/s/ Jeffrey M. Stutz
By	Jeffrey M. Stutz Chief Financial Officer (Principal Accounting Officer and Duly Authorized Signatory for Registrant)

Date: July 26, 2023

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed on July 26, 2023 by the following persons on behalf of the Registrant and in the capacities indicated. Each director whose signature appears below hereby appoints Andrea R. Owen and Jeffrey M. Stutz and each of them severally, as his or her attorney-in-fact, to sign in his or her name and on his or her behalf, as a director, and to file with the Securities and Exchange Commission any and all amendments to this Annual Report on Form 10-K.

/s/ Michael A. Volkema	/s/ Lisa Kro
Michael A. Volkema (Chairman of the Board)	Lisa Kro (Director)
/s/ David A. Brandon	/s/ Douglas D. French
David A. Brandon (Director)	Douglas D. French (Director)
/s/ John R. Hoke III	/s/ Heidi Manheimer
John R. Hoke III (Director)	Heidi Manheimer (Director)
/s/ Candace Matthews	/s/ Andrea R. Owen
Candace Matthews (Director)	Andrea R. Owen (President, Chief Executive Officer, and Director)
/s/ Michael C. Smith	/s/ Michael R. Smith
Michael C. Smith (Director)	Michael R. Smith (Director)
/s/ Jeffrey M. Stutz	
Jeffrey M. Stutz (Chief Financial Officer and Principal Accounting Officer)	